UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 29, 2007
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from                      to
Commission file number 333-80361-01
Bottling Group, LLC
(Exact name of Registrant as Specified in its Charter)

Organized in Delaware	13-4042452
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One Pepsi Way
Somers, New York	10589
(Address of Principal Executive Offices)	(Zip code)
Registrant’s telephone number, including area code: (914) 767-6000

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: None
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑  No ☐
     Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐  No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑  No ☐
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑
     The aggregate market value of Bottling Group, LLC Capital Stock held by non-affiliates of Bottling Group, LLC as of June 15, 2007 was $0.

PART I
Item 1. Business
Introduction
     Bottling Group, LLC (“Bottling LLC”) is the principal operating subsidiary of The Pepsi Bottling Group, Inc. (“PBG”) and consists of substantially all of the operations and assets of PBG. Bottling LLC, which is fully consolidated by PBG, consists of bottling operations located in the United States, Canada, Spain, Greece, Russia, Turkey and Mexico. Prior to its formation, Bottling LLC was an operating unit of PepsiCo, Inc. (“PepsiCo”). When used in this Report, “Bottling LLC,” “we,” “us,” “our” and the “Company” each refers to Bottling Group, LLC and, where appropriate, its subsidiaries.
     PBG was incorporated in Delaware in January, 1999, as a wholly owned subsidiary of PepsiCo to effect the separation of most of PepsiCo’s company-owned bottling businesses. PBG became a publicly traded company on March 31, 1999. As of January 25, 2008, PepsiCo’s ownership represented 35.2% of the outstanding common stock and 100% of the outstanding Class B common stock, together representing 41.7% of the voting power of all classes of PBG’s voting stock.
     PepsiCo and PBG contributed bottling businesses and assets used in the bottling business to Bottling LLC in connection with the formation of Bottling LLC. As result of the contributions of assets and other subsequent transactions, PBG owns 93.3% of Bottling LLC and PepsiCo owns the remaining 6.7% as of December 29, 2007.
     We operate in one industry, carbonated soft drinks and other ready-to-drink beverages, and all of our segments derive revenue from these products. We conduct business in all or a portion of the United States, Mexico, Canada, Spain, Russia, Greece and Turkey. PBG manages and reports operating results through three reportable segments: U.S. & Canada, Europe (which includes Spain, Russia, Greece and Turkey) and Mexico. The operations of the United States and Canada are aggregated into a single reportable segment due to their economic similarity as well as similarity across products, manufacturing and distribution methods, types of customers and regulatory environments. Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the financial results in each reportable segment.
     In 2007, approximately 76% of our net revenues were generated in the U.S. & Canada, 14% of our net revenues were generated in Europe, and the remaining 10% of our net revenues were generated in Mexico. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 11 in the Notes to Consolidated Financial Statements for additional information regarding the business and operating results of our reportable segments.
Principal Products
     We are the world’s largest manufacturer, seller and distributor of Pepsi-Cola beverages. In addition, in some of our territories we have the right to manufacture, sell and distribute soft drink products of companies other than PepsiCo, including Dr Pepper and Squirt. We also have the right in some of our territories to manufacture, sell and distribute beverages under trademarks that we own, including Electropura, e-puramr and Garci Crespo. The majority of our volume is derived from brands licensed from PepsiCo or PepsiCo joint ventures.
     We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of 41 states and the District of Columbia in the United States, nine Canadian provinces, Spain, Greece, Russia, Turkey and 23 states in Mexico.
     In 2007, approximately 73% of our sales volume in the U.S. & Canada was derived from carbonated soft drinks and the remaining 27% was derived from non-carbonated beverages, 72% of our sales volume in Europe was derived from carbonated soft drinks and the remaining 28% was derived from non-carbonated beverages, and 51% of our Mexico sales volume was derived from carbonated soft drinks and the remaining 49% was derived from non-carbonated beverages. Our principal beverage brands include the following:

U.S. & Canada

Pepsi	Sierra Mist	Trademark Dr Pepper
Diet Pepsi	Sierra Mist Free	Lipton
Diet Pepsi Max	Aquafina	SoBe
Wild Cherry Pepsi	Aquafina Alive	SoBe No Fear
Pepsi Lime	Aquafina FlavorSplash	SoBe Life Water
Pepsi ONE	G2 from Gatorade	Starbucks Frappuccino®
Mountain Dew	Propel	Dole
Diet Mountain Dew	Tropicana Twister™ Soda
AMP	Tropicana juice drinks
Mountain Dew Code Red	Mug Root Beer

Europe

Pepsi	Tropicana	Fruko
Pepsi Light	Aqua Minerale	Yedigun
Pepsi Max	Mirinda	Tamek
7UP	IVI	Lipton
KAS	Fiesta

Mexico

Pepsi	Mirinda	Electropura
Pepsi Light	Manzanita Sol	e-puramr
7UP	Squirt	Jarritos
KAS	Garci Crespo
Belight	Aguas Frescas
     No individual customer accounted for 10% or more of our total revenues in 2007, although sales to Wal-Mart Stores, Inc. and its affiliated companies were 9.7% of our revenues in 2007, primarily as a result of transactions in the U.S. & Canada segment. We have an extensive direct store distribution system in the United States, Canada and in Mexico. In Europe, we use a combination of direct store distribution and distribution through wholesalers, depending on local marketplace considerations.
Raw Materials and Other Supplies
     We purchase the concentrates to manufacture Pepsi-Cola beverages and other beverage products from PepsiCo and other beverage companies.
     In addition to concentrates, we purchase sweeteners, glass and plastic bottles, cans, closures, syrup containers, other packaging materials, carbon dioxide and some finished goods. We generally purchase our raw materials, other than concentrates, from multiple suppliers. PepsiCo acts as our agent for the purchase of such raw materials in the United States and Canada and, with respect to some of our raw materials, in certain of our international markets. The Pepsi beverage agreements, as described below, provide that, with respect to the beverage products of PepsiCo, all authorized containers, closures, cases, cartons and other packages and labels may be purchased only from manufacturers approved by PepsiCo. There are no materials or supplies used by PBG that are currently in short supply. The supply or cost of specific materials could be adversely affected by various factors, including price changes, strikes, weather conditions and governmental controls.
Franchise and Venture Agreements
     We conduct our business primarily pursuant to PBG’s beverage agreements with PepsiCo. Although Bottling LLC is not a direct party to these agreements as the principal operating subsidiary of PBG, Bottling LLC enjoys certain rights and is subject to certain obligations as described below. These agreements give us the exclusive right to market, distribute, and produce beverage products of PepsiCo in authorized containers and to use the related trade names and trademarks in specified territories.

     Set forth below is a description of the Pepsi beverage agreements and other bottling agreements from which we benefit and under which we are obligated as the principal operating subsidiary of PBG.
     Terms of the Master Bottling Agreement. The Master Bottling Agreement under which we manufacture, package, sell and distribute the cola beverages bearing the Pepsi-Cola and Pepsi trademarks in the United States was entered into in March of 1999. The Master Bottling Agreement gives us the exclusive and perpetual right to distribute cola beverages for sale in specified territories in authorized containers of the nature currently used by us. The Master Bottling Agreement provides that we will purchase our entire requirements of concentrates for the cola beverages from PepsiCo at prices, and on terms and conditions, determined from time to time by PepsiCo. PepsiCo may determine from time to time what types of containers to authorize for use by us. PepsiCo has no rights under the Master Bottling Agreement with respect to the prices at which we sell our products.
     Under the Master Bottling Agreement we are obligated to:
(1)	maintain such plant and equipment, staff, distribution facilities and vending equipment that are capable of manufacturing, packaging, and distributing the cola beverages in sufficient quantities to fully meet the demand for these beverages in our territories;

(2)	undertake adequate quality control measures prescribed by PepsiCo;

(3)	push vigorously the sale of the cola beverages in our territories;

(4)	increase and fully meet the demand for the cola beverages in our territories;

(5)	use all approved means and spend such funds on advertising and other forms of marketing beverages as may be reasonably required to push vigorously the sale of cola beverages in our territories; and

(6)	maintain such financial capacity as may be reasonably necessary to assure performance under the Master Bottling Agreement by us.
     The Master Bottling Agreement requires us to meet annually with PepsiCo to discuss plans for the ensuing year and the following two years. At such meetings, we are obligated to present plans that set out in reasonable detail our marketing plan, our management plan and advertising plan with respect to the cola beverages for the year. We must also present a financial plan showing that we have the financial capacity to perform our duties and obligations under the Master Bottling Agreement for that year, as well as sales, marketing, advertising and capital expenditure plans for the two years following such year. PepsiCo has the right to approve such plans, which approval shall not be unreasonably withheld. In 2007, PepsiCo approved our plans.
     If we carry out our annual plan in all material respects, we will be deemed to have satisfied our obligations to push vigorously the sale of the cola beverages, increase and fully meet the demand for the cola beverages in our territories and maintain the financial capacity required under the Master Bottling Agreement. Failure to present a plan or carry out approved plans in all material respects would constitute an event of default that, if not cured within 120 days of notice of the failure, would give PepsiCo the right to terminate the Master Bottling Agreement.
     If we present a plan that PepsiCo does not approve, such failure shall constitute a primary consideration for determining whether we have satisfied our obligations to maintain our financial capacity, push vigorously the sale of the cola beverages and increase and fully meet the demand for the cola beverages in our territories.
     If we fail to carry out our annual plan in all material respects in any segment of our territory, whether defined geographically or by type of market or outlet, and if such failure is not cured within six months of notice of the failure, PepsiCo may reduce the territory covered by the Master Bottling Agreement by eliminating the territory, market or outlet with respect to which such failure has occurred.
     PepsiCo has no obligation to participate with us in advertising and marketing spending, but it may contribute to such expenditures and undertake independent advertising and marketing activities, as well as cooperative advertising and sales promotion programs that would require our cooperation and support. Although PepsiCo has advised us that it intends to continue to provide cooperative advertising funds, it is not obligated to do so under the Master Bottling Agreement.

     The Master Bottling Agreement provides that PepsiCo may in its sole discretion reformulate any of the cola beverages or discontinue them, with some limitations, so long as all cola beverages are not discontinued. PepsiCo may also introduce new beverages under the Pepsi-Cola trademarks or any modification thereof. When that occurs, we are obligated to manufacture, package, distribute and sell such new beverages with the same obligations as then exist with respect to other cola beverages. We are prohibited from producing or handling cola products, other than those of PepsiCo, or products or packages that imitate, infringe or cause confusion with the products, containers or trademarks of PepsiCo. The Master Bottling Agreement also imposes requirements with respect to the use of PepsiCo’s trademarks, authorized containers, packaging and labeling.
     If we acquire control, directly or indirectly, of any bottler of cola beverages, we must cause the acquired bottler to amend its bottling appointments for the cola beverages to conform to the terms of the Master Bottling Agreement. Under the Master Bottling Agreement, PepsiCo has agreed not to withhold approval for any acquisition of rights to manufacture and sell Pepsi trademarked cola beverages within a specific area — currently representing approximately 11.63% of PepsiCo’s U.S. bottling system in terms of volume — if we have successfully negotiated the acquisition and, in PepsiCo’s reasonable judgment, satisfactorily performed our obligations under the Master Bottling Agreement. We have agreed not to acquire or attempt to acquire any rights to manufacture and sell Pepsi trademarked cola beverages outside of that specific area without PepsiCo’s prior written approval.
     The Master Bottling Agreement is perpetual, but may be terminated by PepsiCo in the event of our default. Events of default include:
(1)	PBG’s insolvency, bankruptcy, dissolution, receivership or the like;

(2)	any disposition of any voting securities of one of our bottling subsidiaries or substantially all of our bottling assets without the consent of PepsiCo;

(3)	PBG’s entry into any business other than the business of manufacturing, selling or distributing non-alcoholic beverages or any business which is directly related and incidental to such beverage business; and

(4)	any material breach under the contract that remains uncured for 120 days after notice by PepsiCo.
     An event of default will also occur if any person or affiliated group acquires any contract, option, conversion privilege, or other right to acquire, directly or indirectly, beneficial ownership of more than 15% of any class or series of PBG’s voting securities without the consent of PepsiCo. As of February 15, 2008, to our knowledge, no shareholder of PBG, other than PepsiCo, held more than 9.4% of PBG’s common stock.
     We are prohibited from assigning, transferring or pledging the Master Bottling Agreement, or any interest therein, whether voluntarily, or by operation of law, including by merger or liquidation, without the prior consent of PepsiCo.
     The Master Bottling Agreement was entered into by PBG in the context of our separation from PepsiCo and, therefore, its provisions were not the result of arm’s-length negotiations. Consequently, the agreement contains provisions that are less favorable to us than the exclusive bottling appointments for cola beverages currently in effect for independent bottlers in the United States.
     Terms of the Non-Cola Bottling Agreements. The beverage products covered by the non-cola bottling agreements are beverages licensed to PBG by PepsiCo, including Mountain Dew, Aquafina, Sierra Mist, Diet Mountain Dew, Mug Root Beer and Mountain Dew Code Red. The non-cola bottling agreements contain provisions that are similar to those contained in the Master Bottling Agreement with respect to pricing, territorial restrictions, authorized containers, planning, quality control, transfer restrictions, term and related matters. PBG’s non-cola bottling agreements will terminate if PepsiCo terminates PBG’s Master Bottling Agreement. The exclusivity provisions contained in the non-cola bottling agreements would prevent us from manufacturing, selling or distributing beverage products that imitate, infringe upon, or cause confusion with, the beverage products covered by the non-cola bottling agreements. PepsiCo may also elect to discontinue the manufacture, sale or distribution of a non-cola beverage and terminate the applicable non-cola bottling agreement upon six months notice to us.
     Terms of Certain Distribution Agreements. PBG also has agreements with PepsiCo granting us exclusive rights to distribute AMP and Dole in all of PBG’s territories, SoBe in certain specified territories and Gatorade and G2 in certain specified channels. The distribution agreements contain provisions generally similar to those in the Master Bottling Agreement as to use of trademarks, trade names, approved containers and labels and causes for termination. PBG also has the right to sell Tropicana juice drinks in the United States and Canada, Tropicana juices in Russia and Spain, and Gatorade in Spain, Greece and Russia and in certain limited channels of distribution in the United States and Canada. Some of these beverage agreements have limited terms and, in most instances, prohibit us from dealing in similar beverage products.
     Terms of the Master Syrup Agreement. The Master Syrup Agreement grants PBG the exclusive right to manufacture, sell and distribute fountain syrup to local customers in PBG’s territories. We have agreed to act as a manufacturing and delivery agent for national accounts within PBG’s territories that specifically request direct delivery without using a middleman. In addition, PepsiCo may appoint PBG to manufacture and deliver fountain syrup to national accounts that elect delivery through independent distributors. Under the Master Syrup Agreement, PBG has the exclusive right to service fountain equipment for all of the national account customers within our territories. The Master Syrup Agreement provides that the determination of whether an account is local or national is at the sole discretion of PepsiCo.
     The Master Syrup Agreement contains provisions that are similar to those contained in the Master Bottling Agreement with respect to concentrate pricing, territorial restrictions with respect to local customers and national customers electing direct-to-store delivery only, planning, quality control, transfer restrictions and related matters. The Master Syrup Agreement had an initial term of five years which expired in 2004 and was renewed for an additional five-year period. The Master Syrup Agreement will automatically renew for additional five-year periods, unless PepsiCo terminates it for cause. PepsiCo has the right to terminate the Master Syrup Agreement without cause at any time upon twenty-four months notice. In the event PepsiCo terminates the Master Syrup Agreement without cause, PepsiCo is required to pay PBG the fair market value of PBG’s rights thereunder.
     Our Master Syrup Agreement will terminate if PepsiCo terminates our Master Bottling Agreement.
     Terms of Other U.S. Bottling Agreements. The bottling agreements between PBG and other licensors of beverage products, including Cadbury Schweppes plc for Dr Pepper, Schweppes, Canada Dry, Hawaiian Punch and Squirt, the Pepsi/Lipton Tea Partnership for Lipton Brisk and Lipton Iced Tea, and the North American Coffee Partnership for Starbucks Frappuccino®, contain provisions generally similar to those in the Master Bottling Agreement as to use of trademarks, trade names, approved containers and labels, sales of imitations and causes for termination. Some of these beverage agreements have limited terms and, in most instances, prohibit us from dealing in similar beverage products.
     Terms of the Country-Specific Bottling Agreements. The country-specific bottling agreements contain provisions generally similar to those contained in the Master Bottling Agreement and the non-cola bottling agreements and, in Canada, the Master Syrup Agreement with respect to authorized containers, planning, quality control, transfer restrictions, term, causes for termination and related matters. These bottling agreements differ from the Master Bottling Agreement because, except for Canada, they include both fountain syrup and non-fountain beverages. Certain of these bottling agreements contain provisions that have been modified to reflect the laws and regulations of the applicable country. For example, the bottling agreements in Spain do not contain a restriction on the sale and shipment of Pepsi-Cola beverages into our territory by others in response to unsolicited orders. In addition, in Mexico and Turkey we are restricted in our ability to manufacture, sell and distribute beverages sold under non-PepsiCo trademarks.
     Terms of the Russia Venture Agreement. In 2007, PBG together with PepsiCo formed PR Beverages Limited (“PR Beverages”), a venture that will enable us to strategically invest in Russia to accelerate our growth. PBG contributed its business in Russia to PR Beverages, and PepsiCo entered into bottling agreements with PR Beverages for PepsiCo beverage products sold in Russia on the same terms as in effect for PBG immediately prior to the venture. PepsiCo also granted PR Beverages an exclusive license to manufacture and sell the concentrate for such products.
Seasonality
     Sales of our products are seasonal, particularly in our Europe segment, where sales volumes tend to be more sensitive to weather conditions. Our peak season across all of our segments is the warm summer months beginning in May and ending in September. More than 70% of our operating income is typically earned during the second and third quarters. More than 80% of cash flow from operations is typically generated in the third and fourth quarters.
Competition
     The carbonated soft drink market and the non-carbonated beverage market are highly competitive. Our competitors in these markets include bottlers and distributors of nationally advertised and marketed products, bottlers and distributors of regionally advertised and marketed products, as well as bottlers of private label soft drinks sold in chain stores. Among our major competitors are bottlers that distribute products from The Coca-Cola Company including Coca-Cola Enterprises Inc., Coca-Cola Hellenic Bottling

Company S.A., Coca-Cola FEMSA S.A. de C.V. and Coca-Cola Bottling Co. Consolidated. Our market share for carbonated soft drinks sold under trademarks owned by PepsiCo in our U.S. territories ranges from approximately 21% to approximately 40%. Our market share for carbonated soft drinks sold under trademarks owned by PepsiCo for each country outside the United States in which we do business is as follows: Canada 44%; Russia 24%; Turkey 18%; Spain 11% and Greece 10% (including market share for our IVI brand). In addition, market share for our territories and the territories of other Pepsi bottlers in Mexico is 15% for carbonated soft drinks sold under trademarks owned by PepsiCo. All market share figures are based on generally available data published by third parties. Actions by our major competitors and others in the beverage industry, as well as the general economic environment, could have an impact on our future market share.
     We compete primarily on the basis of advertising and marketing programs to create brand awareness, price and promotions, retail space management, customer service, consumer points of access, new products, packaging innovations and distribution methods. We believe that brand recognition, market place pricing, consumer value, customer service, availability and consumer and customer goodwill are primary factors affecting our competitive position.
Governmental Regulation Applicable to Bottling LLC
     Our operations and properties are subject to regulation by various federal, state and local governmental entities and agencies in the United States as well as foreign governmental entities and agencies in Canada, Spain, Greece, Russia, Turkey and Mexico. As a producer of food products, we are subject to production, packaging, quality, labeling and distribution standards in each of the countries where we have operations, including, in the United States, those of the Federal Food, Drug and Cosmetic Act and the Public Health Security and Bioterrorism Preparedness and Response Act. The operations of our production and distribution facilities are subject to laws and regulations relating to the protection of our employees’ health and safety and the environment in the countries in which we do business. In the United States, we are subject to the laws and regulations of various governmental entities, including the Department of Labor, the Environmental Protection Agency and the Department of Transportation, and various federal, state and local occupational, labor and employment and environmental laws. These laws and regulations include the Occupational Safety and Health Act, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendments and Reauthorization Act, the Federal Motor Carrier Safety Act and the Fair Labor Standards Act.
     We believe that our current legal, operational and environmental compliance programs are adequate and that we are in substantial compliance with applicable laws and regulations of the countries in which we do business. We do not anticipate making any material expenditures in connection with environmental remediation and compliance. However, compliance with, or any violation of, future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business, financial condition or results of operations.
     Bottle and Can Legislation
     Legislation has been enacted in certain U.S. states and Canadian provinces where we operate that generally prohibits the sale of certain beverages in non-refillable containers unless a deposit or levy is charged for the container. These include California, Connecticut, Delaware, Hawaii, Iowa, Maine, Massachusetts, Michigan, New York, Oregon, West Virginia, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia and Quebec. Legislation prohibited the sale of carbonated beverages in non-refillable containers in Prince Edwards Islands in 2007, but this law is expected to change in 2008.
     Massachusetts and Michigan have statutes that require us to pay all or a portion of unclaimed container deposits to the state and Hawaii and California impose a levy on beverage containers to fund a waste recovery system.
     In addition to the Canadian deposit legislation described above, Ontario, Canada currently has a regulation requiring that at least 30% of all soft drinks sold in Ontario be bottled in refillable containers.
     The European Commission issued a packaging and packing waste directive that was incorporated into the national legislation of most member states. This has resulted in targets being set for the recovery and recycling of household, commercial and industrial packaging waste and imposes substantial responsibilities upon bottlers and retailers for implementation. Similar legislation has been enacted in Turkey.
     Mexico adopted legislation regulating the disposal of solid waste products. In response to this legislation, PBG Mexico maintains agreements with local and federal Mexican governmental authorities as well as with civil associations, which require PBG Mexico, and other participating bottlers, to provide for collection and recycling of certain minimum amounts of plastic bottles.

     We are not aware of similar material legislation being enacted in any other areas served by us. We are unable to predict, however, whether such legislation will be enacted or what impact its enactment would have on our business, financial condition or results of operations.
     Soft Drink Excise Tax Legislation
     Specific soft drink excise taxes have been in place in certain states for several years. The states in which we operate that currently impose such a tax are West Virginia and Arkansas and, with respect to fountain syrup only, Washington. In Mexico, there are excise taxes on any sweetened beverage products produced without sugar, including our diet soft drinks and imported beverages that are not sweetened with sugar.
     Value-added taxes on soft drinks vary in our territories located in Canada, Spain, Greece, Russia, Turkey and Mexico, but are consistent with the value-added tax rate for other consumer products. In addition, there is a special consumption tax applicable to cola products in Turkey. In Mexico, bottled water in containers over 10.1 liters are exempt from value-added tax, and we obtained a tax exemption for containers holding less than 10.1 liters of water.
     We are not aware of any material soft drink taxes that have been enacted in any other market served by us. We are unable to predict, however, whether such legislation will be enacted or what impact its enactment would have on our business, financial condition or results of operations.
     Trade Regulation
     As a manufacturer, seller and distributor of bottled and canned soft drink products of PepsiCo and other soft drink manufacturers in exclusive territories in the United States and internationally, we are subject to antitrust and competition laws. Under the Soft Drink Interbrand Competition Act, soft drink bottlers operating in the United States, such as us, may have an exclusive right to manufacture, distribute and sell a soft drink product in a geographic territory if the soft drink product is in substantial and effective competition with other products of the same class in the same market or markets. We believe that there is such substantial and effective competition in each of the exclusive geographic territories in which we operate.
     School Sales Legislation; Industry Guidelines
     In 2004, U.S. Congress passed the Child Nutrition Act, which required school districts to implement a school wellness policy by July 2006. In May 2006, members of the American Beverage Association, the Alliance for a Healthier Generation, the American Heart Association and The William J. Clinton Foundation entered into a memorandum of understanding that sets forth standards for what beverages can be sold in elementary, middle and high schools in the United States (the “ABA Policy”). Also, the beverage associations in the European Union and Canada have recently issued guidelines relating to the sale of beverages in schools. We intend to comply fully with the ABA Policy and these guidelines.
     California Carcinogen and Reproductive Toxin Legislation
     A California law requires that any person who exposes another to a carcinogen or a reproductive toxin must provide a warning to that effect. Because the law does not define quantitative thresholds below which a warning is not required, virtually all manufacturers of food products are confronted with the possibility of having to provide warnings due to the presence of trace amounts of defined substances. Regulations implementing the law exempt manufacturers from providing the required warning if it can be demonstrated that the defined substances occur naturally in the product or are present in municipal water used to manufacture the product. We have assessed the impact of the law and its implementing regulations on our beverage products and have concluded that none of our products currently requires a warning under the law. We cannot predict whether or to what extent food industry efforts to minimize the law’s impact on food products will succeed. We also cannot predict what impact, either in terms of direct costs or diminished sales, imposition of the law may have.

     Mexican Water Regulation
     In Mexico, we pump water from our own wells and we purchase water directly from municipal water companies pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. The concessions are generally for ten-year terms and can generally be renewed by us prior to expiration with minimal cost and effort. Our concessions may be terminated if, among other things, (a) we use materially more water than permitted by the concession, (b) we use materially less water than required by the concession, (c) we fail to pay for the rights for water usage or (d) we carry out, without governmental authorization, any material construction on or improvement to, our wells. Our concessions generally satisfy our current water requirements and we believe that we are generally in compliance in all material respects with the terms of our existing concessions.
Employees
     As of December 29, 2007, we employed approximately 69,100 workers, of whom approximately 33,600 were employed in the United States. Approximately 9,300 of our workers in the United States are union members and approximately 17,100 of our workers outside the United States are union members. We consider relations with our employees to be good and have not experienced significant interruptions of operations due to labor disagreements.
Available Information
     PBG has made available, free of charge, the following governance materials on its website at www.pbg.com under Investor Relations — Company Information — Corporate Governance: PBG’s Certificate of Incorporation, PBG’s Bylaws, PBG’s Corporate Governance Principles and Practices, PBG’s Worldwide Code of Conduct (including any amendment thereto), PBG’s Director Independence Policy, PBG’s Audit and Affiliated Transactions Committee Charter, PBG’s Compensation and Management Development Committee Charter, PBG’s Nominating and Corporate Governance Committee Charter, PBG’s Disclosure Committee Charter and PBG’s Policy and Procedures Governing Related-Person Transactions. These governance materials are available in print, free of charge, to any PBG shareholder upon request.
Financial Information on Industry Segments and Geographic Areas
     We manage and report operating results through three reportable segments: U.S. & Canada, Europe (which includes Spain, Russia, Greece and Turkey) and Mexico. We changed our financial reporting methodology to three reportable segments beginning with the fiscal quarter ended March 25, 2006. Financial information for our fiscal year ending 2005 has been restated to reflect our current segment reporting structure. The change to segment reporting has no effect on our reported earnings.
     For additional information, see Note 11 in the Notes to Bottling LLC’s Consolidated Financial Statements included in Item 7 below.
Item 1A. Risk Factors
     Our business and operations entail a variety of risks and uncertainties, including those described below.
We may not be able to respond successfully to consumer trends related to carbonated and non-carbonated beverages.
     Consumer trends with respect to the products we sell are subject to change. Consumers are seeking increased variety in their beverages, and there is a growing interest among the public regarding the ingredients in our products, the attributes of those ingredients and health and wellness issues generally. This interest has resulted in a decline in consumer demand for full-calorie carbonated soft drinks and an increase in consumer demand for products associated with health and wellness, such as water, enhanced water, teas, reduced calorie carbonated soft drinks and certain other non-carbonated beverages. Consumer preferences may change due to a variety of other factors, including the aging of the general population, changes in social trends, the real or perceived impact the manufacturing of our products has on the environment, changes in consumer demographics, changes in travel, vacation or leisure activity patterns or a downturn in economic conditions. Any of these changes may reduce consumers’ demand for our products.
     Because we rely mainly on PepsiCo to provide us with the products that we sell, if PepsiCo fails to develop innovative products that respond to these and other consumer trends, we could be put at a competitive disadvantage in the marketplace and our business and financial results could be adversely affected. In addition, PepsiCo is under no obligation to provide us distribution rights to all of its products in all of the channels in which we operate. If we are unable to enter into agreements with PepsiCo to distribute innovative products in all of these channels or otherwise gain broad access to products that respond to consumer trends, we could be put at a competitive disadvantage in the marketplace and our business and financial results could be adversely affected.
We may not be able to compete successfully within the highly competitive carbonated and non-carbonated beverage markets.
     The carbonated and non-carbonated beverage markets are highly competitive. Competitive pressures in our markets could cause us to reduce prices or forego price increases required to off-set increased costs of raw materials and fuel, increase capital and other expenditures, or lose market share, any of which could have a material adverse effect on our business and financial results.
We may not be able to respond successfully to the demands of our largest customers.
     Our retail customers are consolidating, leaving fewer customers with greater overall purchasing power and, consequently, greater influence over our pricing, promotions and distribution methods. Because we do not operate in all markets in which these customers operate, we must rely on PepsiCo and other PepsiCo bottlers to service such customers outside of our markets. The inability of PepsiCo or PepsiCo bottlers as a whole, to meet the product, packaging and service demands of our largest customers could lead to a loss or decrease in business from such customers and have a material adverse effect on our business and financial results.
Because we depend upon PepsiCo to provide us with concentrate, certain funding and various services, changes in our relationship with PepsiCo could adversely affect our business and financial results.
     We conduct our business primarily under beverage agreements with PepsiCo. If our beverage agreements with PepsiCo are terminated for any reason, it would have a material adverse effect on our business and financial results. These agreements provide that we must purchase all of the concentrate for such beverages at prices and on other terms which are set by PepsiCo in its sole discretion. Any significant concentrate price increases could materially affect our business and financial results.
     PepsiCo has also traditionally provided bottler incentives and funding to its bottling operations. PepsiCo does not have to maintain or continue these incentives or funding. Termination or decreases in bottler incentives or funding levels could materially affect our business and financial results.
     Under our shared services agreement, we obtain various services from PepsiCo, including procurement of raw materials and certain administrative services. If any of the services under the shared services agreement were terminated, we would have to obtain such services on our own. This could result in a disruption of such services, and we might not be able to obtain these services on terms, including cost, that are as favorable as those we receive through PepsiCo.
Our business requires a significant supply of raw materials and energy, the limited availability or increased costs of which could adversely affect our business and financial results.
     The production and distribution of our beverage products is highly dependent on certain raw materials and energy. In particular, we require significant amounts of aluminum and plastic bottle components, such as resin. We also require access to significant amounts of water. In addition, we use a significant amount of electricity, natural gas, motor fuel and other energy sources to operate our fleet of trucks and our bottling plants. Any sustained interruption in the supply of raw materials or energy or any significant increase in their prices could have a material adverse effect on our business and financial results.
PepsiCo’s equity ownership of PBG could affect matters concerning us.
     As of January 25, 2008, PepsiCo owned approximately 41.7% of the combined voting power of PBG’s voting stock (with the balance owned by the public). PepsiCo will be able to significantly affect the outcome of PBG’s shareholder votes, thereby affecting matters concerning us.
We may have potential conflicts of interest with PepsiCo, which could result in PepsiCo’s objectives being favored over our objectives.
     Our past and ongoing relationship with PepsiCo could give rise to conflicts of interests. In addition, two members of PBG’s Board of Directors typically are executive officers of PepsiCo, and one of the three Managing Directors of Bottling LLC, is an officer of PepsiCo, a situation which may create conflicts of interest.

     These potential conflicts include balancing the objectives of increasing sales volume of PepsiCo beverages and maintaining or increasing our profitability. Other possible conflicts could relate to the nature, quality and pricing of services or products provided to us by PepsiCo or by us to PepsiCo.
     Conflicts could also arise in the context of our potential acquisition of bottling territories and/or assets from PepsiCo or other independent PepsiCo bottlers. Under our Master Bottling Agreement, we must obtain PepsiCo’s approval to acquire any independent PepsiCo bottler. PepsiCo has agreed not to withhold approval for any acquisition within agreed-upon U.S. territories if we have successfully negotiated the acquisition and, in PepsiCo’s reasonable judgment, satisfactorily performed our obligations under the master bottling agreement. We have agreed not to attempt to acquire any independent PepsiCo bottler outside of those agreed-upon territories without PepsiCo’s prior written approval.
Our acquisition strategy may be limited by our ability to successfully integrate acquired businesses into ours or our failure to realize our expected return on acquired businesses.
     We intend to continue to pursue acquisitions of bottling assets and territories from PepsiCo’s independent bottlers. The success of our acquisition strategy may be limited because of unforeseen costs and complexities. We may not be able to acquire, integrate successfully or manage profitably additional businesses without substantial costs, delays or other difficulties. Unforeseen costs and complexities may also prevent us from realizing our expected rate of return on an acquired business. Any of the foregoing could have a material adverse effect on our business and financial results.
Our success depends on key members of our management, the loss of whom could disrupt our business operations.
     Our success depends largely on the efforts and abilities of key management employees. Key management employees are not parties to employment agreements with us. The loss of the services of key personnel could have a material adverse effect on our business and financial results.
If we are unable to fund our substantial capital requirements, it could cause us to reduce our planned capital expenditures and could result in a material adverse effect on our business and financial results.
     We require substantial capital expenditures to implement our business plans. If we do not have sufficient funds or if we are unable to obtain financing in the amounts desired or on acceptable terms, we may have to reduce our planned capital expenditures, which could have a material adverse effect on our business and financial results.
The level of our indebtedness could adversely affect our financial health.
     The level of our indebtedness requires us to dedicate a substantial portion of our cash flow from operations to payments on our debt. This could limit our flexibility in planning for, or reacting to, changes in our business and place us at a competitive disadvantage compared to competitors that have less debt. Our indebtedness also exposes us to interest rate fluctuations, because the interest on some of our indebtedness is at variable rates, and makes us vulnerable to general adverse economic and industry conditions. All of the above could make it more difficult for us, or make us unable to satisfy our obligations with respect to all or a portion of such indebtedness and could limit our ability to obtain additional financing for future working capital expenditures, strategic acquisitions and other general corporate requirements.
Our foreign operations are subject to social, political and economic risks and may be adversely affected by foreign currency fluctuations.
     In the fiscal year ended December 29, 2007, approximately 32% of our net revenues and approximately 26% of our operating income were generated in territories outside the United States. Social, economic and political developments in our international markets (including Russia, Mexico, Canada, Spain, Turkey and Greece) may adversely affect our business and financial results. These developments may lead to new product pricing, tax or other policies and monetary fluctuations that may adversely impact our business and financial results. The overall risks to our international businesses also include changes in foreign governmental policies. In addition, we are expanding our sales and marketing efforts in certain emerging markets, such as Russia. Expanding our business into emerging markets may present additional risks beyond those associated with more developed international markets. Additionally, our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.
If we are unable to maintain brand image and product quality, or if we encounter other product issues such as product recalls, our business may suffer.
     Maintaining a good reputation globally is critical to our success. If we fail to maintain high standards for product quality, or if we fail to maintain high ethical, social and environmental standards for all of our operations and activities, our reputation could be jeopardized. In addition, we may be liable if the consumption of any of our products causes injury or illness, and we may be required to recall products if they become contaminated or are damaged or mislabeled. A significant product liability or other product-related legal judgment against us or a widespread recall of our products could have a material adverse effect on our business and financial results.
Changes in the legal and regulatory environment could increase our costs or liabilities or impact the sale of our products.
     Our operations and properties are subject to regulation by various federal, state and local governmental entities and agencies as well as foreign governmental entities. Such regulations relate to, among other things, food and drug laws, competition laws, taxation requirements, accounting standards and environmental laws, including laws relating to the regulation of water rights and treatment. We cannot assure you that we have been or will at all times be in compliance with all regulatory requirements or that we will not incur material costs or liabilities in connection with existing or new regulatory requirements.
Adverse weather conditions could reduce the demand for our products.
     Demand for our products is influenced to some extent by the weather conditions in the markets in which we operate. Unseasonably cool temperatures in these markets could have a material adverse effect on our sales volume and financial results.
Catastrophic events in the markets in which we operate could have a material adverse effect on our financial condition.
     Natural disasters, terrorism, pandemic, strikes or other catastrophic events could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to manage such events effectively if they occur, could adversely affect our sales volume, cost of raw materials, earnings and financial results.
Item 1B. Unresolved Staff Comments
     None.
Item 2. Properties
     Our corporate headquarters is located in leased property in Somers, New York. In addition, we have a total of 629 manufacturing and distribution facilities, as follows:

	U.S. & Canada	Europe	Mexico
Manufacturing Facilities
Owned	50	13	26
Leased	3	1	3
Other	4	0	0

Total	57	14	29
Distribution Facilities
Owned	235	11	89
Leased	55	53	86

Total	290	64	175
     We also own or lease and operate approximately 38,300 vehicles, including delivery trucks, delivery and transport tractors and trailers and other trucks and vans used in the sale and distribution of our beverage products. We also own more than two million coolers, soft drink dispensing fountains and vending machines.
     With a few exceptions, leases of plants in the U.S. & Canada are on a long-term basis, expiring at various times, with options to renew for additional periods. Our leased facilities in Europe and Mexico are generally leased for varying and usually shorter periods, with or without renewal options. We believe that our properties are in good operating condition and are adequate to serve our current operational needs.
Item 3. Legal Proceedings
     From time to time we are a party to various litigation proceedings arising in the ordinary course of our business, none of which, in the opinion of management, is likely to have a material adverse effect on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders
     None.
Executive Officers of the Registrant
     Executive officers are elected by our Managing Directors, and their terms of office continue until their successors are elected and have been qualified. There are no family relationships among our executive officers.
     Set forth below is information pertaining to our executive officers who held office as of February 15, 2008:
          Eric J. Foss, 49, is the Principal Executive Officer of Bottling LLC. He is also PBG’s President and Chief Executive Officer and a member of PBG’s Board of Directors. Previously, Mr. Foss served as PBG’s Chief Operating Officer from September 2005 to July 2006 and President of PBG North America from September 2001 to September 2005. Prior to that, Mr. Foss was the Executive Vice President and General Manager of PBG North America from August 2000 to September 2001. From October 1999 until August 2000, he served as PBG’s Senior Vice President, U.S. Sales and Field Operations, and prior to that, he was PBG’s Senior Vice President, Sales and Field Marketing, since March 1999. Mr. Foss joined the Pepsi-Cola Company in 1982 where he held a variety of field and headquarters-based sales, marketing and general management positions. From 1994 to 1996, Mr. Foss was General Manager of Pepsi-Cola North America’s Great West Business Unit. In 1996, Mr. Foss was named General Manager for the Central Europe Region for Pepsi-Cola International (“PCI”), a position he held until joining PBG in March 1999. Mr. Foss is also a director of UDR, Inc. and on the Industry Affairs Council of the Grocery Manufacturers of America.
          Alfred H. Drewes, 52, is the Principal Financial Officer of Bottling LLC. He is also PBG’s Senior Vice President and Chief Financial Officer. Appointed to this position in June 2001, Mr. Drewes previously served as Senior Vice President and Chief Financial Officer of PCI. Mr. Drewes joined PepsiCo in 1982 as a financial analyst in New Jersey. During the next nine years, he rose through increasingly responsible finance positions within Pepsi-Cola North America in field operations and headquarters. In 1991, Mr. Drewes joined PCI as Vice President of Manufacturing Operations, with responsibility for the global concentrate supply organization. In 1994, he was appointed Vice President of Business Planning and New Business Development and, in 1996, relocated to London as the Vice President and Chief Financial Officer of the Europe and Sub-Saharan Africa Business Unit of PCI. Mr. Drewes is also a director of the Meredith Corporation.
          Thomas M. Lardieri, 47, was appointed Principal Accounting Officer of Bottling LLC in June 2007. He has also been PBG’s Vice President and Controller since June 2007. Previously, Mr. Lardieri, a 19-year Pepsi veteran, had served as Vice President, Risk Management and General Auditor of PepsiCo since June 2001. Mr. Lardieri joined PepsiCo’s international beverage division in 1988 where he held a variety of accounting positions.

PART II
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
     There is no established public trading market for the ownership of Bottling LLC.

Item 6. Selected Financial Data
SELECTED FINANCIAL AND OPERATING DATA

in millions
Fiscal years ended	2007(1)	2006(2)(3)	2005(2)(4)	2004	2003
Statement of Operations Data:
Net revenues	$13,591	$12,730	$11,885	$10,906	$10,265
Cost of sales	7,370	6,900	6,345	5,656	5,215

Gross profit	6,221	5,830	5,540	5,250	5,050
Selling, delivery and administrative expenses	5,167	4,842	4,533	4,285	4,089

Operating income	1,054	988	1,007	965	961
Interest expense, net	10	53	110	132	143
Other non-operating (income) expenses, net	(5)	10	1	1	7
Minority interest	28	(2)	1	—	—

Income before income taxes	1,021	927	895	832	811
Income tax expense (5)(6)(7)(8)	27	3	24	3	84

Income before cumulative effect of change in accounting principle	994	924	871	829	727
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	6

Net income	$994	$924	$871	$829	$721

Balance Sheet Data (at period end):
Total assets	$16,712	$14,955	$13,745	$12,724	$12,997
Long-term debt	$3,776	$3,759	$2,943	$3,495	$3,497
Minority interest	$379	$18	$3	$3	$—
Accumulated other comprehensive loss (9)	$(189)	$(589)	$(395)	$(447)	$(503)
Owners’ equity	$9,229	$8,092	$7,581	$6,620	$5,902

(1)	Our fiscal year 2007 results include a $30 million pre-tax charge related to restructuring charges and a $23 million pre-tax charge related to our Full Service Vending Rationalization plan. See Items Affecting Comparability of Our Financial Results in Item 7.

(2)	We made a classification correction for certain miscellaneous costs incurred from product losses in the trade. Approximately $90 million and $92 million of costs incurred, which were incorrectly included in selling, delivery and administrative expenses, were reclassified to cost of sales in our Consolidated Statements of Operations for the years ended 2006 and 2005, respectively. We have not reclassified these expenses for the 2004 and 2003 fiscal years.

(3)	In fiscal year 2006, we adopted the Statement of Financial Accounting Standard No. 123(R), Share-Based Payment (“SFAS 123R”) resulting in a $65 million decrease in operating income. Results for prior periods have not been restated as provided for under the modified prospective approach.

(4)	Our fiscal year 2005 results include an extra week of activity. The pre-tax income generated from the extra week was spent back in strategic initiatives within our selling, delivery and administrative expenses. The 53rd week had no impact on our net income.

(5)	Our fiscal year 2003 results include Canada tax law change expense of $11 million.

(6)	Our fiscal year 2004 results include Mexico tax law change benefit of $26 million.

(7)	Our fiscal year 2006 results include a tax benefit of $12 million from tax law changes in Canada, Turkey, and in certain U.S. jurisdictions. See Items Affecting Comparability of Our Financial Results in Item 7.

(8)	Our fiscal year 2007 results include a net non-cash benefit of $13 million due to tax law changes in Canada and Mexico. See Items Affecting Comparability of Our Financial Results in Item 7.

(9)	In fiscal year 2006, we adopted the Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”) and recorded a $278 million loss, net of taxes, to accumulated other comprehensive loss.

Item 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
MANAGEMENT’S FINANCIAL REVIEW

Tabular dollars in millions
OUR BUSINESS
     Bottling Group, LLC (referred to as “Bottling LLC,” “we,” “our,” “us” and “Company”) is the principal operating subsidiary of The Pepsi Bottling Group, Inc. (“PBG”) and consists of substantially all of the operations and the assets of PBG.
     We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of the U.S., Mexico, Canada, Spain, Russia, Greece and Turkey. Bottling LLC manages and reports operating results through three reportable segments: U.S. & Canada, Europe (which includes Spain, Russia, Greece and Turkey) and Mexico. As shown in the graph below, the U.S. & Canada segment is the dominant driver of our results, generating 68% of our volume, 76% of our net revenues and 83% of our operating income.
     The majority of our volume is derived from brands licensed from PepsiCo, Inc. (“PepsiCo”) or PepsiCo joint ventures. In some of our territories we have the right to manufacture, sell and distribute soft drink products of companies other than PepsiCo, including Dr Pepper and Squirt. We also have the right in some of our territories to manufacture, sell and distribute beverages under trademarks that we own. The fastest growing category of our business is non-carbonated beverages. Leading this category is bottled water where we have Aquafina, the number one brand in the U.S., Aqua Minerale, the number one brand in Russia, and Electropura, the number one water in Mexico. Adding to our strength in this category is Lipton Iced Tea the number one ready-to-drink tea in the U.S., Canada, Russia, Turkey and Greece. Our non-carbonated beverages portfolio also includes strong brands with Starbucks Frapuccino in the ready-to-drink coffee category, Mountain Dew Amp and SoBe Adrenaline Rush in the energy drink category and SoBe and Tropicana in the juice and juice drinks category. We continue to add to our powerful portfolio highlighted by our focus on Hydration with SoBe Life Water, Propel fitness water and G2 in the U.S. See Part I, Item 1 of this report for a listing of our principal products by segment.
     We sell our products through either a cold-drink or take-home channel. Our cold-drink channel consists of chilled products sold in the retail and foodservice channels. We earn the highest profit margins on a per-case basis in the cold-drink channel. Our take-home channel consists of unchilled products that are sold in the retail, mass merchandiser and club store channels for at-home consumption.
     Our products are brought to market primarily through direct store delivery (“DSD”) or third-party distribution, including foodservice and vending distribution networks. The hallmarks of Bottling LLC’s DSD system are speed to market, flexibility and reach, all critical factors in bringing new products to market, adding accounts to our existing base and meeting increasing volume demands.
     Our customers range from large format accounts, including large chain foodstores, supercenters, mass merchandisers, chain drug stores, club stores and military bases to small independently owned shops and foodservice businesses. Changing consumer shopping trends and “on-the-go” lifestyles are shifting more of our volume to fast-growing channels such as supercenters, club and dollar stores and restaurants and other fountain accounts. Retail consolidation continues to increase the importance of our large-volume customers. In 2007, sales to our top five retail customers represented approximately 19 percent of our net revenues.
     Our goal is to help our customers grow their beverage business by making our portfolio of brands readily available to consumers at every shopping occasion, using proven methods to grow not only PepsiCo brand sales, but the overall beverage category. Our objective is to ensure we have the right product in the right package to fill the needs of consumers.
     Our sales force sells and delivers more than 200 million eight-ounce servings worldwide of Pepsi-Cola brand beverages per day. Bottling LLC’s focus is on superior sales execution, customer service, merchandising and operating excellence.
     We measure our sales in terms of physical cases sold to our customers. Each package, as sold to our customers, regardless of configuration or number of units within a package, represents one physical case. Our net price and gross margin on a per-case basis are impacted by how much we charge for the product, the mix of brands and packages we sell, and the channels in which the product is sold. For example, we realize a higher net revenue and gross margin per case on a 20-ounce chilled bottle sold in a convenience store than on a 2-liter unchilled bottle sold in a grocery store.
     Our financial success is dependent on a number of factors, including: our strong partnership with PepsiCo, the customer relationships we cultivate, the pricing we achieve in the marketplace, our market execution, our ability to meet changing consumer preferences and the efficiency we achieve in manufacturing and distributing our products. Key indicators of our financial success are: the number of physical cases we sell, the net price and gross margin we achieve on a per-case basis, and our overall cost productivity, which reflects how well we manage our raw material, manufacturing, distribution and other overhead costs.
     The discussion and analysis throughout Management’s Financial Review should be read in conjunction with the Consolidated Financial Statements and the related accompanying notes. Management’s Discussion and Analysis of Financial Condition and Results of Operations reflects the classification correction discussed in Note 1 in the Notes to Consolidated Financial Statements. The preparation of our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires us to make estimates and assumptions that affect the reported amounts in our Consolidated Financial Statements and the related accompanying notes, including various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. We use our best judgment, our knowledge of existing facts and circumstances and actions that we may undertake in the future, in determining the estimates that affect our Consolidated Financial Statements.
OUR CRITICAL ACCOUNTING POLICIES
     The preparation of our consolidated financial statements in conformity with U.S. GAAP often requires management to make judgments, estimates and assumptions that affect a number of amounts included in our financial statements and related disclosures. We have chosen accounting policies that we believe are appropriate to report accurately and fairly our operating results and financial position and have based our estimates on historical experience and other assumptions that we believe are reasonable. Actual results may differ from these estimates.
     Significant accounting policies are discussed in Note 2 in the Notes to Consolidated Financial Statements. Management believes the following policies to be the most critical to the portrayal of Bottling LLC’s financial condition and results of operations and require the use of estimates, assumptions and the application of judgment. We applied our critical accounting policies and estimation methods consistently in all material respects and have discussed the selection of these policies and related disclosures with the Audit and Affiliated Transactions Committee of PBG’s Board of Directors.
     Other Intangible Assets, net and Goodwill — Our intangible assets principally arise from the allocation of the purchase price of businesses acquired and consist primarily of franchise rights, distribution rights, brands and goodwill. These intangible assets, other than goodwill, may represent finite-lived intangibles and indefinite-lived intangibles. Intangible assets that are determined to have a finite life are amortized over the expected useful life, which generally ranges from five to twenty years. For intangible assets with finite lives, evaluations for impairment are performed only if facts and circumstances indicate that the carrying value may not be recoverable. Goodwill and intangible assets with indefinite lives are not amortized, however, they are evaluated for impairment at least annually or more frequently if facts and circumstances indicate that the assets may be impaired.
     The classification of intangibles and the determination of the appropriate life requires substantial judgment. In determining whether our intangible assets have an indefinite useful life, we consider the following as applicable: the nature and terms of the underlying agreements; our intent and ability to use the specific asset; the age and market position of the related products within the territories we are entitled to sell; the historical and projected growth of those products; and the ability and costs, if any, to renew the agreement.
     We evaluate goodwill for impairment at a reporting unit level, which we determined to be the countries in which we operate. We evaluate goodwill for impairment by comparing the fair value of the reporting unit, as determined by its discounted cash flows, with its carrying value. If the carrying value of a reporting unit exceeds its fair value, we compare the implied fair value of the reporting unit’s goodwill with its carrying amount to measure the amount of impairment loss.
     We evaluate intangible assets with indefinite useful lives for impairment by comparing the estimated fair values with the carrying values. The fair value of our franchise rights and distribution rights is measured using a multi-period excess earnings method that is based upon estimated discounted future cash flows. The fair value of our brands is measured using a multi-period royalty savings method, which reflects the savings realized by owning the brand and, therefore, not having to pay a royalty fee to a third party.
     Considerable management judgment is necessary to estimate discounted future cash flows in conducting an impairment analysis for goodwill and other intangible assets, which may be impacted by future actions taken by us and our competitors and the volatility in the markets in which we conduct business. Assumptions used in our impairment analysis, such as forecasted growth rates, cost of capital and additional risk premiums used in the valuations, are based on the best available market information and are consistent with our long-term strategic plans.
     An inability to achieve strategic business plan targets in a reporting unit, a change in our discount rate or other assumptions within our cash flow models could have a significant impact on the fair value of our reporting units and other intangible assets, which could then result in a material non-cash impairment charge to our results of operations. We did not recognize any impairment charges for goodwill or other intangible assets in the years presented. We have approximately $1 billion of goodwill and other intangible assets on our Consolidated Balance Sheet related to our Mexico segment. Our business in Mexico has performed below expectations and we did not meet our profit objectives in 2007. A non-cash impairment charge could be required in the future if we do not achieve our long-term expected results. We have initiated an extensive strategic review which will allow us to assess our Mexico business by brand, package, channel and geography. We will continue to closely monitor our performance in Mexico and evaluate the realizability of each intangible asset. For further information about our goodwill and other intangible assets see Note 5 in the Notes to Consolidated Financial Statements.
     Pension and Postretirement Medical Benefit Plans — We participate in PBG sponsored pension and other postretirement medical benefit plans in various forms in the United States and similar pension plans in our international locations, covering employees who meet specified eligibility requirements.
     The assets, liabilities and expenses associated with our international plans were not significant to our worldwide results of operations, and accordingly, assumptions, expenses, sensitivity analyses and other data regarding these plans are not included in any of the discussions provided below.

     Our U.S. employees that were hired prior to January 1, 2007 participate in non-contributory defined benefit pension plans, which cover substantially all full-time salaried employees, as well as most hourly employees. Benefits are generally based on years of service and compensation, or stated amounts for each year of service. Effective January 1, 2007, newly hired salaried and non-union hourly employees are not eligible to participate in these plans. Substantially all of our U.S. employees, if they meet age and service requirements and qualify for retirement benefits, are eligible to participate in our postretirement medical benefit plans.
     Assumptions
     Statement of Financial Accounting Standards (“SFAS”) 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” (“SFAS 158”) requires that, beginning in our fiscal year 2008, our assumptions used to measure plan assets and benefit obligations be determined as of the balance sheet date (Measurement Date). The standard provides two transition alternatives related to the change in Measurement Date. We will use the “two-measurement” approach in adopting the Measurement Date provision of SFAS 158 in 2008. Accordingly, our 2008 expense is measured with a discount rate as of the last day of our 2007 fiscal year. For further information regarding SFAS 158 see Note 2 in the Notes to Consolidated Financial Statements.
     The assumptions used to measure our pension and postretirement medical expenses for fiscal years 2007, 2006 and 2005 were determined as of September 30 of each of the prior years. All plan assets and liabilities reported in our December 29, 2007 and December 30, 2006 Consolidated Balance Sheets were determined as of September 30 of each respective year.
     The determination of pension and postretirement medical plan obligations and related expenses requires the use of assumptions to estimate the amount of benefits that employees earn while working, as well as the present value of those benefit obligations. Significant assumptions include discount rate; expected return on plan assets; certain employee-related factors such as retirement age, mortality, and turnover; rate of salary increases for plans where benefits are based on earnings; and for retiree medical plans, health care cost trend rates.
     We evaluate these assumptions on an annual basis and we believe that they are appropriate. Our assumptions are based upon historical experience of the plans and management’s best judgment regarding future expectations. These assumptions may differ materially from actual results due to changing market and economic conditions. An increase or decrease in the assumptions or economic events outside our control could have a material impact on the measurement of our pension and postretirement medical benefit expenses and obligations as well as related funding requirements.
     The discount rates used in calculating the present value of our pension and postretirement medical benefit plan obligations are developed based on a yield curve that is comprised of high-quality, non-callable bonds whose maturities match the timing of our expected benefit payments. These bonds are rated Aa or better by Moody’s, have a principal amount of at least $250 million, are denominated in U.S. dollars and have maturity dates ranging from six months to thirty years.
     In evaluating the expected rate of return on pension plan assets, we consider the actual 10 to 15-year historical returns on asset classes in PBG’s U.S. pension plans’ investment portfolio, reflecting the weighted-average return of our asset allocation and use them as a guide for future returns. The current investment target asset allocation for PBG’s U.S. pension plans is 75 percent equity investments, of which approximately 80 percent is invested in domestic equities and 20 percent is invested in foreign equities. The remaining 25 percent of plan assets is invested primarily in fixed income securities, which is equally divided between U.S. government and corporate bonds. The current portfolio’s target asset allocation for the 10 and 15-year periods had weighted average returns of 7.03 percent and 9.80 percent, respectively. Over time, the expected rate of return on pension plan assets should approximate the actual long-term returns. Based on the historical and estimated future returns of the pension plans’ portfolio, we estimate the long-term rate of return on assets for pension plans to be 8.50 percent in 2008. We use a market-related value method that recognizes each year’s asset gain or loss over a five-year period. Therefore, it takes five years for the gain or loss from any one year to be fully included in the other gains and losses calculation described below.
     Other gains and losses resulting from changes in actuarial assumptions and from differences between assumed and actual experience are also determined at each measurement. To the extent the amount of all unrecognized gains and losses exceeds 10 percent of the larger of the benefit obligation or plan assets, such amount is amortized over the average remaining service period of active participants. Net unrecognized losses, within PBG’s pension and postretirement plans in the United States, totaled $398 million and $558 million at December 29, 2007 and December 30, 2006, respectively.
     The cost or benefit of plan changes is deferred and included in expense on a straight-line basis over the average remaining service period of the employees expected to receive benefits.

     The following tables provide the weighted-average assumptions for our 2008 and 2007 pension and postretirement medical plans’ expense:

Pension	2008(1)	2007(2)
Discount rate	6.70%	6.00%
Expected return on plan assets (net of administrative expenses)	8.50%	8.50%
Rate of compensation increase	3.56%	3.55%

Postretirement	2008(1)	2007(2)
Discount rate	6.35%	5.80%
Rate of compensation increase	3.56%	3.55%
Health care cost trend rate	9.50%	8.00%

(1)	Our 2008 discount rate was determined as of December 29, 2007 and reflects the implementation of SFAS 158 Measurement Date provisions.

(2)	Our 2007 discount rate was determined as of September 30, 2006.
     During 2007, excluding charges of approximately $4 million associated with restructuring actions, PBG-sponsored ongoing defined benefit pension and postretirement medical plan expenses totaled $117 million. In 2008, our ongoing expenses will decrease by approximately $30 million to $87 million as a result of the combination of the following factors:
•	An increase in our weighted-average discount rate for our pension and postretirement medical expense from 6.00 percent and 5.80 percent to 6.70 percent and 6.35 percent, respectively, reflecting increases in the yields of long-term corporate bonds comprising the yield curve. This change in assumption will decrease our 2008 defined benefit pension and postretirement medical expense by approximately $27 million.

•	A change to our mortality assumption to reflect four years of projected mortality improvement will increase our 2008 defined benefit pension and postretirement medical expense by approximately $3 million.

•	Other factors, including changes in gains and losses resulting from differences between actual experience and assumptions, will decrease our 2008 defined benefit pension and postretirement medical expenses by approximately $6 million.
     Sensitivity Analysis
     It is unlikely that in any given year the actual rate of return will be the same as the assumed long-term rate of return of 8.50 percent. The following table provides a summary of the last three years of actual returns versus the expected long-term returns for our pension plans:

	2007	2006	2005
Expected return on plan assets (net of administrative expenses)	8.50%	8.50%	8.50%
Actual return on plan assets (net of administrative expenses)	12.64%	9.74%	13.33%
     Sensitivity of changes in key assumptions for our pension and postretirement plans’ expense in 2008 are as follows:
•	Discount rate — A 25-basis point change in the discount rate would increase or decrease our expense for PBG’s pension and postretirement medical benefit plans in 2008 by approximately $9 million.

•	Expected return on plan assets — A 25-basis point change in the expected return on plan assets would increase or decrease our expense for PBG’s pension plans in 2008 by approximately $3 million. The postretirement medical benefit plans have no expected return on plan assets as they are funded from the general assets of the Company as the payments come due.
     For further information about PBG’s pension and postretirement plans see Note 9 in the Notes to Consolidated Financial Statements.
     Income Taxes — We are a limited liability company, classified as a partnership for U.S. tax purposes and, as such, generally will pay limited U.S. federal, state and local income taxes. Our federal and state distributive shares of income, deductions and credits are allocated to our owners based on their percentage of ownership. However, certain domestic and foreign affiliates pay taxes in their respective jurisdictions and record related deferred income tax assets and liabilities.

     Our effective tax rate is based on pre-tax income, statutory tax rates, tax laws and regulations and tax planning strategies available to us in the various jurisdictions in which we operate. Significant management judgment is required in determining our effective tax rate and in evaluating our tax positions.
     As of the beginning of our 2007 fiscal year, we adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. We recognize the impact of our tax positions in our financial statements if those positions will more likely than not be sustained on audit, based on the technical merits of the position. A change in our tax positions could have a significant impact on our results of operations.
     Our deferred tax assets and liabilities reflect our best estimate of the tax benefits and costs we expect to realize in the future. We establish valuation allowances to reduce our deferred tax assets to an amount that will more likely than not be realized.
     The U.S. Internal Revenue Service (“IRS”) is currently examining PBG’s and PepsiCo’s joint tax returns for 1998 through March 1999. We have a tax separation agreement with PepsiCo, which among other provisions, specifies that PepsiCo maintain full control and absolute discretion for any combined or consolidated tax filings for tax periods ended on or before our initial public offering that occurred in March 1999. However, PepsiCo may not settle any issue without our written consent, which consent cannot be unreasonably withheld. PepsiCo has contractually agreed to act in good faith with respect to all tax examination matters affecting us. In accordance with the tax separation agreement, we will bear our allocable share of any cost or benefit resulting from the settlement of tax matters affecting us for these tax periods.
     A number of years may elapse before an uncertain tax position for which we have established a tax reserve is audited and finally resolved. The number of years for which we have audits that are open varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of the resolution of an audit, we believe that our reserves for uncertain tax benefits reflect the outcome of tax positions that is more likely than not to occur. The resolution of a matter could be recognized as an adjustment to our provision for income taxes and our effective tax rate in the period of resolution, and may also require a use of cash.
     For further information about our income taxes see Note 10 in the Notes to Consolidated Financial Statements.
OUR RELATIONSHIP WITH PEPSICO
     PepsiCo is a related party due to the nature of our franchise relationship and its ownership interest in our company. More than 80 percent of our volume is derived from the sale of brands from PepsiCo. At December 29, 2007, PepsiCo owned 6.7 percent of our equity.
     On March 1, 2007, together with PepsiCo we formed PR Beverages Limited (“PR Beverages”), a venture that will enable us to strategically invest in Russia to accelerate our growth. Bottling LLC contributed its business in Russia to PR Beverages, and PepsiCo entered into bottling agreements with PR Beverages for PepsiCo beverage products sold in Russia on the same terms as in effect for Bottling LLC immediately prior to the venture. PepsiCo also granted PR Beverages an exclusive license to manufacture and sell the concentrate for such products.
     We fully consolidate PR Beverages into our financial statements and record minority interest expense for PepsiCo’s 40 percent share of the venture’s net income. Increases in gross profit and operating income resulting from the consolidation of the venture are offset by minority interest expense related to PepsiCo’s share. Minority interest expense is recorded below operating income. For further information about PR Beverages see Note 5 in the Notes to Consolidated Financial Statements.
     Our business is conducted primarily under beverage agreements between PBG and PepsiCo, including a master bottling agreement, non-cola bottling agreements, distribution agreements and a master syrup agreement. These agreements provide PepsiCo with the ability, at its sole discretion, to establish prices, and other terms and conditions for our purchase of concentrates and finished products from PepsiCo. PepsiCo provides us with bottler funding to support a variety of trade and consumer programs, such as consumer incentives, advertising support, new product support and vending and cooler equipment placement. The nature and type of programs, as well as the level of funding, vary annually. Additionally, under a shared services agreement, we obtain various services from PepsiCo, which include services for information technology maintenance and the procurement of raw materials. We also provide services to PepsiCo, including facility and credit and collection support. Although we are not a direct party to these contracts, as the principal operating subsidiary of PBG, we derive direct benefit from them.
     Because we depend on PepsiCo to provide us with concentrate which we use in the production of carbonated soft drinks and non-carbonated beverages, bottler incentives and various services, changes in our and PBG’s relationship with PepsiCo could have a material adverse effect on our business and financial results.

     For further information about our relationship with PepsiCo and its affiliates see Note 12 in the Notes to Consolidated Financial Statements.
OUR FINANCIAL RESULTS
ITEMS AFFECTING COMPARABILITY OF OUR FINANCIAL RESULTS
     Certain reclassifications were made to the prior years’ Consolidated Financial Statements to conform to the current year presentation, including a classification correction for certain miscellaneous costs incurred from product losses in the trade. Approximately $90 million and $92 million of costs incurred, which were incorrectly included in selling, delivery and administrative expenses, were reclassified to cost of sales in our Consolidated Statements of Operations for the years ended 2006 and 2005, respectively.
     The year-over-year comparisons of our financial results are affected by the following items included in our reported results:

	December	December	December
Income/(Expense)	29, 2007	30, 2006	31, 2005
Gross profit
PR Beverages	$29	—	—

Operating income
PR Beverages	29	—	—
Restructuring Charges	(30)	—	—
Full Service Vending Rationalization	(23)	—	—
HFCS Litigation Settlement	—	—	$29
53rd Week	—	—	24
Strategic Spending Initiatives	—	—	(48)
2007 Items
     PR Beverages
     For further information about PR Beverages see “Our Relationship with PepsiCo.”
     Restructuring Charges
     Organizational Realignment
     In the third quarter of 2007, we announced a restructuring program to realign the Company’s organization to adapt to changes in the marketplace, improve operating efficiencies and enhance the growth potential of the Company’s product portfolio. We anticipate the program to be substantially complete by the end of the first quarter of 2008. As part of the Organizational Realignment we reduced the number of business units in the U.S. & Canada from eight to six to centralize decision making and increase speed to market, resulting in the elimination of approximately 200 positions. The restructuring program also resulted in the elimination of approximately 650 positions in Mexico and Europe, many of which were hourly frontline positions in warehouse and production. In connection with the elimination of positions primarily in Mexico, we made approximately $4 million of employee benefit payments pursuant to existing unfunded termination indemnity plans. These benefit payments have been accrued for in previous periods and, therefore, are not included in our estimated cost for this program. We expect to recognize annual cost savings of approximately $30 million as a result of the program.
     The Organizational Realignment is expected to cost $30 to $35 million over the course of the program, which is primarily for severance, relocation and other employee-related benefits. As of December 29, 2007, we had eliminated approximately 800 positions across all reporting segments and incurred a pre-tax charge of approximately $26 million, which was recorded in selling, delivery and administrative expenses. The remaining costs are expected to be incurred in the first quarter of 2008.
     Substantially all costs associated with the Organizational Realignment required cash payments in 2007 or will require cash payments in 2008. The total cash expenditures, including payments made pursuant to existing unfunded indemnity plans, are expected to be approximately $32 million, of which $16 million was recognized in 2007, with the balance to occur in 2008.
     Other Restructuring Charges
     In the fourth quarter of 2007, we implemented and completed an additional phase of restructuring actions to improve operating efficiencies. In addition to the amounts discussed above, we recorded a pre-tax charge of approximately $4 million in selling, delivery and administrative expenses, primarily related to employee termination costs in Mexico, and eliminated an additional 800 positions as a result of this phase of the restructuring. We expect to recognize annual cost savings of approximately $7 million.
     Full Service Vending Rationalization
     Due to changing customer and consumer demands we evaluated the investment returns on our Full Service Vending (“FSV”) business in the U.S. and Canada. Our FSV business portfolio consists of accounts whereby Bottling LLC stocks and services vending equipment. Our review identified opportunity to improve our return on these assets. On October 1, 2007, we adopted a FSV Rationalization plan, which we expect to complete by the end of the second quarter of 2008, to rationalize our vending asset base by disposing of older underperforming assets and redeploying certain assets to higher return accounts. This action is part of the Company’s broader initiative designed to improve operating income margins of our FSV business.
     Over the course of the FSV Rationalization plan, we will incur a pre-tax charge of $30 to $35 million, the majority of which is non-cash, including costs associated with the removal of these assets from service, disposal costs and redeployment expenses.
     During the fourth quarter of 2007 we incurred a pre-tax charge of approximately $23 million in connection with this action. The pre-tax charge, the majority of which is non-cash, is recorded in selling, delivery and administrative expenses.
     For further information about our restructuring charges and FSV Rationalization see Note 13 in the Notes to Consolidated Financial Statements.
     Tax Law Changes
     During 2007, tax law changes were enacted in Canada and Mexico which required us to re-measure our deferred tax assets and liabilities. The impact of the reduction in tax rates in Canada was partially offset by the tax law changes in Mexico which decreased our income tax expense on a net basis. Net income increased approximately $13 million as a result of these tax law changes. For further information see our 2007 Income Tax Expense discussion below.
2006 Items
     Tax Law Changes
     During 2006, tax law changes were enacted in Canada, Turkey and in various state jurisdictions in the U.S., which decreased our income tax expense by approximately $12 million. For further information see our 2006 Income Tax Expense discussion below.
2005 Items
     High Fructose Corn Syrup (“HFCS”) Litigation Settlement
     Included in our selling, delivery and administrative expenses for 2005 was a pre-tax gain of $29 million in the U.S. from the settlement of the HFCS class action lawsuit. The lawsuit related to purchases of high fructose corn syrup by several companies, including bottling entities owned and operated by PepsiCo, during the period from July 1, 1991 to June 30, 1995 (the “Claims Period”). Certain of the bottling entities owned by PepsiCo during the Claims Period were transferred to PBG when PepsiCo formed PBG in 1999. With respect to these entities, which we currently operate, we received $23 million in HFCS settlement proceeds. We received an additional $6 million in HFCS settlement proceeds related to bottling operations not previously owned by PepsiCo, such as manufacturing co-operatives of which we are a member.
     53rd Week
     Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. Fiscal years 2007 and 2006 consisted of 52 weeks. In 2005, our fiscal year consisted of 53 weeks. Our 2005 results included pre-tax income of approximately $22 million due to the 53rd week, which increased our operating income by $24 million offset by additional interest expense of $2 million.
     Strategic Spending Initiatives
     We reinvested both the pre-tax gain of $29 million from the HFCS settlement and a majority of the pre-tax income of $22 million from the 53rd week in $48 million of long-term strategic spending initiatives in the U.S., Canada and Europe. The strategic spending initiatives, which were recorded in selling, delivery and administrative expenses, included programs designed primarily to enhance our customer service agenda, drive productivity and improve our management information systems.
FINANCIAL PERFORMANCE SUMMARY AND WORLDWIDE FINANCIAL HIGHLIGHTS FOR FISCAL YEAR 2007

	December	December	Fiscal Year
	29, 2007	30, 2006	% Change

Net revenues	$13,591	$12,730	7%
Cost of sales	7,370	6,900	7
Gross profit	6,221	5,830	7
Selling, delivery and administrative (“SD&A”) expenses	5,167	4,842	7
Operating income	1,054	988	7
Net income	994	924	8
     The impact of foreign currency translation, driven by the strength of the Canadian Dollar, the Euro, the Turkish Lira and the Russian Ruble, contributed approximately two percentage points of growth in worldwide net revenues, cost of sales, gross profit, and selling, delivery and administrative expenses, and contributed approximately one percentage point of growth in worldwide operating income.
     Net revenues — Growth of seven percent driven primarily by rate increases across all segments.
     Cost of sales — Increase of seven percent primarily attributable to higher raw material and concentrate costs.
     Gross profit — Growth of seven percent reflected successful pricing actions which offset higher raw material and concentrate costs. Consolidation of PR Beverages contributed less than one percentage point to this growth.
     SD&A expenses — Increase of seven percent driven primarily by higher operating expenses, specifically in Mexico and Russia and strategic spending initiatives in the U.S. & Canada segment for Hydration. The restructuring charges and FSV Rationalization plan contributed approximately one percentage point to the increase. Increases in SD&A expenses were mitigated by cost productivity improvements and disciplined cost management, primarily in the United States.
     Operating income — Growth of seven percent due to strong gross profit, partially offset by an increase in SD&A expenses. Operating income growth benefited by three percentage points from the accounting for the consolidation of PR Beverages in our financial results. The restructuring charges and the FSV Rationalization plan decreased operating income growth by five percentage points.
     Net income — Growth of eight percent reflected strong worldwide operating income and an increase in interest income largely due to additional loans made to PBG.
RESULTS OF OPERATIONS
     Except where noted, tables and discussion are presented as compared to the prior fiscal year. Growth rates are rounded to the nearest whole percentage.
Volume
     2007 vs. 2006

	Worldwide	U.S. & Canada	Europe	Mexico
Base volume	0%	0%	4%	(2)%
Acquisitions	1	—	—	3

Total Volume Change	1%	0%	4%	1%

     Our worldwide physical case volume increased one percent, driven primarily by the Bebidas Purificadas, S.A. de C.V. (“Bepusa”) acquisition in Mexico in June of 2006 and growth in our Europe segment, most notably in Russia, partially offset by a decrease of two percent in Mexico’s base business volume.

     In our U.S. & Canada segment, volume was unchanged, driven primarily by flat volume in the U.S. Our performance in the U.S. reflected growth in the take-home channel of approximately one percent, driven primarily by growth in supercenters, wholesale clubs and mass merchandisers. This growth was offset by a decline of three percent in the cold-drink channel, as a result of declines in our small format and foodservice channels. From a brand perspective, our U.S. non-carbonated portfolio increased six percent, reflecting significant increases in Trademark Lipton and water, coupled with strong growth in energy drinks. The growth in our U.S. non-carbonated portfolio was offset by declines in our carbonated soft drink (“CSD”) portfolio of three percent, driven primarily by declines in Trademark Pepsi.
     In Canada, volume grew two percent, driven primarily by three-percent growth in the cold-drink channel and two-percent growth in the take-home channel. From a brand perspective, our non-carbonated portfolio increased 13 percent, reflecting a 12-percent increase in Trademark Lipton and a five-percent increase in water.
     In our Europe segment, overall volume grew four percent. This growth was driven primarily by 17-percent growth in Russia, partially offset by declines of eight percent in Spain and two percent in Turkey. Volume increases in Russia were strong in all channels, led by growth of 40 percent in our non-carbonated portfolio.
     In our Mexico segment, overall volume increased one percent, driven primarily by the Bepusa acquisition, partially offset by a decrease of two percent in base business volume. This decrease was primarily attributable to four-percent declines in both CSD and jug water volumes, mitigated by nine-percent growth in bottled water and greater than 40-percent growth in non-carbonated beverages.
     2006 vs. 2005

	Worldwide	U.S. & Canada	Europe	Mexico
Base volume	3%	3%	7%	1%
Acquisitions	1	1	—	3
Impact of 53rd week in 2005	(1)	(2)	—	—

Total Volume Change	3%	2%	7%	4%

     Our full-year reported worldwide physical case volume increased three percent. Worldwide volume growth reflects increases across all segments.
     In the U.S. & Canada, volume growth, excluding the impact from acquisitions and the impact of the 53rd week in 2005, was fueled by strong brand performance across non-carbonated beverages, innovation and our ability to capture the growth in emerging channels such as Club and Dollar stores.
     In the U.S., volume increased three percent due mainly to a three-percent increase in base business volume and a one-percent increase from acquisitions that was offset by the impact of the 53rd week in 2005. Base business volume growth was driven by a strong increase in both water and other non-carbonated beverages, fueled by outstanding growth in Lipton Iced Tea and energy drinks. Our total CSD portfolio decreased about one percent, mostly driven by declines in Trademark Pepsi. Our flavored CSD portfolio increased about two percent due to growth in Trademark Mountain Dew. From a channel perspective, growth in the U.S. was driven by a four-percent increase in our take-home channel as a result of increases in Club and Dollar stores as well as mass retailers and drug stores, and a two-percent increase in our cold-drink channel. Cold-drink growth was driven by strong results in the foodservice channel and in the convenience and gas channel.
     In Canada, volume increased about one percent, primarily driven by a two-percent increase in base business and partially offset by the impact of the 53rd week in 2005. Base business growth was primarily driven by strong growth in both water and other non-carbonated beverages.
     In Europe, volume grew seven percent, driven by significant increases in Russia and Turkey. Solid growth in our non-carbonated portfolio, including bottled water and Lipton Iced Tea, Trademark Pepsi and local brands helped drive overall growth in these countries.
     In Mexico, excluding the impact of acquisitions, volume increased one percent, mainly as a result of growth in bottled water and other non-carbonated beverages and partially offset by declines in jug water and CSD volume.

Net Revenues
     2007 vs. 2006

	Worldwide	U.S. & Canada	Europe	Mexico
Volume impact	0%	0%	4%	(2)%
Net price per case impact (rate/mix)	4	4	9	7
Acquisitions	1	—	—	3
Currency translation	2	0	9	0

Total Net Revenues Change	7%	4%	22%	8%

     Worldwide net revenues were $13.6 billion in 2007, a seven-percent increase over the prior year. The increase was driven primarily by strong increases in net price per case across all segments as a result of rate gains. The positive impact of foreign currency translation in Canada and Europe also contributed to the overall increase in net revenues for the year.
     In our U.S. & Canada segment, four-percent growth in net revenues was driven mainly by increases in net price per case as a result of rate gains. The favorable impact of Canada’s foreign currency translation added slightly less than one-percentage point of growth to the segment’s four-percent increase. In the U.S., we achieved revenue growth as a result of a net price per case improvement of four percent.
     In our Europe segment, 22-percent growth in net revenues reflected exceptionally strong increases in net price per case, strong volume growth in Russia and the positive impact of foreign currency translation. Growth in net revenues in Europe was mainly driven by a 44-percent increase in Russia.
     In our Mexico segment, eight-percent growth in net revenues reflected strong increases in net price per case, and the impact of the Bepusa acquisition, partially offset by declines in base business volume.
     2006 vs. 2005

	Worldwide	U.S. & Canada	Europe	Mexico
Volume impact	3%	3%	7%	1%
Net price per case impact (rate/mix)	3	3	5	5
Acquisitions	1	1	—	3
Currency translation	1	1	0	0
Impact of 53rd week in 2005	(1)	(2)	—	—

Total Net Revenues Change	7%	6%	12%	9%

     Worldwide net revenues were $12.7 billion in 2006, a seven-percent increase over the prior year. The increase in net revenues for the year was driven primarily by strong volume growth and solid increases in net price per case across all segments, coupled with the impact of acquisitions in the U.S. and Mexico and the favorable impact from foreign currency translation in Canada. This growth was partially offset by the impact of the 53rd week in 2005 in our U.S. & Canada segment. Increases in net price per case were primarily driven by rate improvements across all segments.
     In the U.S. & Canada, six-percent growth in net revenues was consistent with worldwide trends. In the U.S., we achieved revenue growth of five percent with three-percent volume growth due primarily to base business volume increases in water and non-carbonated beverages. Net price per case in the U.S. increased by three percent mainly due to rate increases. In Canada, revenue growth of 12 percent was driven primarily by the favorable impact of foreign currency translation, coupled with a three-percent increase in net price per case and volume improvements of one percent.
     Net revenues in Europe increased 12 percent, driven primarily by significant volume growth in Russia and Turkey and strong increases in net price per case primarily as a result of rate increases.
     In Mexico, net revenues increased nine percent mostly due to strong increases in net price per case as a result of rate increases and the impact of acquisitions, coupled with positive volume growth.

Cost of Sales
     2007 vs. 2006

Worldwide
Volume impact	0%
Cost per case impact	4
Acquisitions	1
Currency translation	2
PR Beverages	0

Total Cost of Sales Change	7%

     Worldwide cost of sales was $7.4 billion in 2007, a seven-percent increase over the prior year. The growth in cost of sales across all segments was mainly due to cost per case increases resulting from higher raw material and concentrate costs, coupled with the negative impact of foreign currency translation.
     In our U.S. & Canada segment, five-percent growth in cost of sales mainly reflected cost per case increases resulting from higher concentrate and sweetener costs, coupled with a one-percentage point negative impact from foreign currency translation.
     In our Europe segment, a 16-percent increase in cost of sales reflected a nine-percentage point impact from foreign currency translation, cost per case increases resulting from higher raw material costs, a shift in package mix and strong volume growth. These increases were partially offset by a three-percentage point impact from consolidating PR Beverages in our financial results. For further information about PR Beverages see Note 2 in the Notes to Consolidated Financial Statements.
     In our Mexico segment, cost of sales increased nine percent, reflecting cost per case increases as a result of significant increases in sweetener costs, coupled with the impact from the Bepusa acquisition in the prior year and partially offset by base volume declines.
     2006 vs. 2005

Worldwide
Volume impact	3%
Cost per case impact	5
Acquisitions	1
Currency translation	1
Impact of 53rd week in 2005	(1)

Total Cost of Sales Change	9%

     Worldwide cost of sales was $6.9 billion in 2006, a nine-percent increase over 2005. The growth in cost of sales across all of our segments was driven by cost per case increases and volume growth. Worldwide cost-per-case increases were driven primarily by increases in raw material costs and the impact of package mix. Changes in our package mix were driven by faster volume growth in higher cost non-carbonated products. The impact of acquisitions in the U.S. and Mexico and the negative impact of foreign currency translation in Canada each contributed about one percentage point of growth to our worldwide increase, which was partially offset by the impact of the 53rd week in the prior year in our U.S. & Canada segment.
Selling, Delivery and Administrative Expenses
     2007 vs. 2006

Worldwide
Cost impact (without Restructuring Charges and FSV Rationalization)	4%
Restructuring Charges and FSV Rationalization	1
Currency translation	2

Total SD&A Change	7%

     Worldwide SD&A expenses were $5.2 billion in 2007, a seven-percent increase over the prior year. Increases in worldwide SD&A expenses reflect higher operating expenses, specifically in Mexico and Russia, strategic spending initiatives primarily in the U.S. related to Hydration and the impact of foreign currency translation. Additionally, the restructuring charges and FSV Rationalization plan added a one-percentage point increase to growth in SD&A expenses. These increases were partially offset by cost productivity improvements and disciplined cost management, especially in the U.S.
     2006 vs. 2005

Worldwide
Cost impact	5%
Adoption of SFAS 123R in 2006	1
Acquisitions	1
HFCS Settlement in 2005	1
Strategic Spending Initiatives in 2005	(1)
Currency translation	1
Impact of 53rd week in 2005	(1)

Total SD&A Change	7%

     Worldwide SD&A expenses were $4.8 billion, a seven-percent increase over 2005. This increase was driven by volume growth and higher wage and benefit costs across all of our segments, increased pension expense in the U.S and planned spending as a result of investment in high-growth European markets. Additionally, the prior year combined impact from the strategic spending initiatives and the additional expenses from the 53rd week in our U.S. & Canada segment, partially offset by the pre-tax gain in the U.S. from the HFCS settlement decreased our worldwide SD&A growth in 2006 by approximately one percentage point.
     Effective January 1, 2006, the Company adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123R”). Among its provisions, SFAS 123R requires the Company to recognize compensation expense for equity awards over the vesting period based on the award’s grant-date fair value. The impact from the adoption of SFAS 123R in 2006 contributed approximately one percentage point of growth to our worldwide increase in SD&A expenses.
Operating Income
     2007 vs. 2006
     Worldwide operating income was $1.1 billion in 2007, a seven-percent increase over the prior year. The increase was driven by strong results in the U.S. & Canada and Europe segments and partially offset by a decline in our Mexico segment. This increase was partially offset by a two-percentage point impact from the restructuring charges and FSV Rationalization plan, net of the impact from the accounting for the consolidation of PR Beverages.
     In our U.S. & Canada segment, three-percent growth in operating income was a result of strong gross profit improvement, coupled with cost productivity improvements. These improvements were partially offset by both a five-percentage point impact from the Organizational Realignment program and the FSV Rationalization plan as well as higher SD&A expenses. Higher SD&A expenses were partially attributable to strategic initiatives in connection with Hydration.
     In our Europe segment, operating income increased 86 percent, reflecting the positive impact from the consolidation of PR Beverages in our financial results, strong increases in net price per case, cost productivity improvements and the impact of foreign currency translation. This growth was partially offset by costs associated with the Organizational Realignment program.
     In our Mexico segment, operating income decreased 13 percent as a result of declines in base business volume, significant increases in sweetener costs, and higher SD&A expenses, including a four-percentage point impact from restructuring charges incurred in the fourth quarter.
     2006 vs. 2005
     Worldwide operating income was down two percent as a result of the six-percentage point negative impact from the adoption of SFAS 123R. All of our segments had strong net gross profit.
     In our U.S. & Canada segment, operating income was down seven percent as a result of the six-percentage point negative impact from the adoption of SFAS 123R. Additionally, the prior year combined impact from the pre-tax gain in the U.S. from the HFCS settlement and the additional income from the 53rd week, partially offset by the prior year strategic spending initiatives decreased our operating income growth in the current year by approximately two percentage points.

Interest Expense
     2007 vs. 2006
     Interest expense increased approximately $5 million largely due to higher effective interest rates.
     2006 vs. 2005
     Interest expense increased by $40 million largely due to our March 2006 debt issuance and higher effective interest rates from interest rate swaps which convert our fixed-rate debt to variable-rate debt.
Interest Income
     2007 vs. 2006
     Interest income increased approximately $48 million largely due to additional loans made to PBG.
     2006 vs. 2005
     Interest income increased by $97 million driven primarily by higher effective interest rates coupled with additional loans made to PBG.
Other Non-Operating (Income) Expenses, net
     2007 vs. 2006
     Other net non-operating income was $5 million in 2007 as compared to $10 million of net non-operating expenses in 2006. Income in 2007 was primarily a result of foreign exchange gains due to the strength of the Canadian Dollar, Turkish Lira, Russian Ruble and Euro. The expense position in 2006 was primarily a result of foreign exchange losses associated with the devaluation of the Turkish Lira.
     2006 vs. 2005
     Other net non-operating expenses increased by $9 million primarily due to foreign exchange losses associated with the devaluation of the Turkish Lira. This devaluation caused transactional losses due to the revaluation of our U.S. dollar denominated liabilities in Turkey, which were repaid in June of 2006.
Minority Interest
     2007 vs. 2006
     In 2007, minority interest primarily reflects PepsiCo’s 40 percent ownership in the PR Beverages venture. The remaining balance represents minority interest for entities consolidated by Bottling LLC.
     Minority interest activity was not material in 2006 or 2005.
Income Tax Expense
     Bottling LLC is a limited liability company, classified as a partnership for U.S. tax purposes and, as such, generally will pay limited U.S. federal, state and local income taxes. The federal and state distributive shares of income, deductions and credits of Bottling LLC are allocated to Bottling LLC’s owners based on their percentage of ownership in Bottling LLC. However, certain domestic and foreign affiliates pay taxes in their respective jurisdictions. Such amounts are reflected in our Consolidated Statements of Operations.
     2007 vs. 2006
     Our effective tax rate for 2007 and 2006 was 2.7 percent and 0.3 percent, respectively. The increase in our effective tax rate is due primarily to the year-over-year comparability associated with the reversal of valuation allowances in Spain, Russia and Turkey in 2006. The tax law changes enacted in 2007 and 2006 that required us to re-measure our deferred taxes had approximately the same impact in both years.
     2006 vs. 2005
     Our effective tax rate for 2006 and 2005 was 0.3 percent and 2.7 percent, respectively. The decrease in our effective tax rate versus the prior year is due primarily to changes in our international legal entity and debt structure which resulted in a $22 million tax charge during the year ended December 31, 2005 and to changes to the income tax laws in Canada, Turkey and certain jurisdictions within the U.S in 2006. These tax law changes required us to re-measure our net deferred tax liabilities using lower tax rates which decreased our income tax expense by approximately $12 million during the year ended December 30, 2006.
LIQUIDITY AND FINANCIAL CONDITION
Cash Flows
     2007 vs. 2006
     Net cash provided by operations increased by $451 million to $1,978 million in 2007. Increases in net cash provided by operations were driven by higher cash profits coupled with increased interest income from PBG and favorable working capital.
     Net cash used for investments increased by $122 million to $1,616 million, driven by higher capital spending due to strategic investments in the U.S. and Russia, including the building of new plants in Las Vegas and Moscow and additional dedicated water lines in the U.S. The increase was partially offset by a lower increase in notes receivable from PBG.
     Net cash used for financing increased by $433 million to $372 million, driven primarily by lower net proceeds from long-term debt.
     2006 vs. 2005
     Net cash provided by operations increased by $56 million to $1,527 million in 2006. Increases in net cash provided by operations were driven by higher cash profits, higher interest income received from PBG and lower pension contributions, partially offset by the impact of strong collections in the prior year.
     Net cash used for investments increased by $372 million to $1,494 million, principally reflecting increased notes receivable from PBG, higher acquisition costs and higher capital spending.
     Net cash provided by financing increased by $244 million to $61 million, driven primarily by the proceeds from the $800 million bond issuance in March of 2006, partially offset by the repayment of our $500 million note and other long-term debt.
Capital Expenditures
     Our business requires substantial infrastructure investments to maintain our existing level of operations and to fund investments targeted at growing our business. Capital expenditures included in our cash flows from investing activities totaled $854 million, $721 million and $709 million during 2007, 2006 and 2005, respectively. Capital expenditures increased $133 million in 2007 as a result of the strategic investments described above.
Liquidity and Capital Resources
     Our principal sources of cash come from our operating activities and the issuance of debt and bank borrowings. We believe that these cash inflows will be sufficient to fund capital expenditures, benefit plan contributions, acquisitions and working capital requirements for PBG and us for the foreseeable future. Our liquidity has not been materially impacted by the current credit environment.
     Long-Term Debt Activities
     We had no significant long-term debt activities during 2007.
     On March 30, 2006, we issued $800 million of 5.50% senior notes due 2016 (the “Notes”). The net proceeds received, after deducting the underwriting discount and offering expenses, were approximately $793 million. The net proceeds were used to repay PBG’s outstanding commercial paper balance. The balance of the proceeds was used to repay our outstanding 2.45% senior notes in October of 2006. The Notes are general unsecured obligations and rank on an equal basis with all of our other existing and future unsecured indebtedness and are senior to all of our future subordinated indebtedness.
     Short-Term Debt Activities
     We had available bank credit lines of approximately $748 million at year-end 2007. These lines were primarily used to support the general operating needs of our international locations. As of year-end 2007, we had $190 million outstanding under these lines of credit at a weighted-average interest rate of 5.3 percent. As of year-end 2006, we had available short-term bank credit lines of approximately $741 million and $242 million was outstanding under these lines of credit at a weighted-average interest rate of 5.0 percent.

     Our peak borrowing timeframe varies with our working capital requirements and the seasonality of our business. Additionally, throughout the year, we may have further short-term borrowing requirements driven by other operational needs of our business. During 2007, borrowings from our line of credit facilities peaked at $466 million, reflecting payments for working capital requirements.
     Debt Covenants and Credit Ratings
     Certain of our senior notes have redemption features and non-financial covenants that will, among other things, limit our ability to create or assume liens, enter into sale and lease-back transactions, engage in mergers or consolidations and transfer or lease all or substantially all of our assets. Additionally, our new secured debt should not be greater than 10 percent of our net tangible assets. Net tangible assets are defined as total assets less current liabilities and net intangible assets. These requirements are not, and it is not anticipated they will become, restrictive to our liquidity or capital resources. We are in compliance with all debt covenants.
     Our credit ratings are periodically reviewed by rating agencies. Currently our long-term ratings from Moody’s and Standard and Poors’ are A2 and A, respectively. Changes in our operating results or financial position could impact the ratings assigned by the various agencies resulting in higher or lower borrowing costs.
     Contractual Obligations
     The following table summarizes our contractual obligations as of December 29, 2007:

		Payments Due by Period
Contractual Obligations	Total	2008	2009-2010	2011-2012	2013 and beyond
Long-term debt obligations(1)	$3,778	$2	$1,326	$1,000	$1,450
Capital lease obligations(2)	11	4	3	2	2
Operating leases(2)	272	54	71	32	115
Interest obligations(3)	914	192	281	242	199
Purchase obligations:
Raw material obligations(4)	199	119	69	11	—
Capital expenditure obligations(5)	81	81	—	—	—
Other obligations(6)	371	150	110	53	58
Other long-term liabilities(7)	16	9	3	2	2

Total	$5,642	$611	$1,863	$1,342	$1,826

(1)	See Note 6 in the Notes to Consolidated Financial Statements for additional information relating to our long-term debt obligations.

(2)	See Note 7 in the Notes to Consolidated Financial Statements for additional information relating to our lease obligations.

(3)	Represents interest payment obligations related to our long-term fixed-rate debt as specified in the applicable debt agreements. A portion of our long-term debt has variable interest rates due to either existing swap agreements or interest arrangements. We estimated our variable interest payment obligations by using the interest rate forward curve.

(4)	Represents obligations to purchase raw materials pursuant to contracts entered into by PepsiCo on our behalf and international agreements to purchase raw materials.

(5)	Represents commitments to suppliers under capital expenditure related contracts or purchase orders.

(6)	Represents non-cancelable agreements that specify fixed or minimum quantities, price arrangements and timing of payments. Also includes agreements that provide for termination penalty clauses.

(7)	Primarily represents non-compete contracts that resulted from business acquisitions. The non-current portion of unrecognized tax benefits recorded on the balance sheet as of December 29, 2007 is not included in the table. There was no current portion of unrecognized tax benefits as of December, 29 2007. For additional information about our income taxes see Note 10 in the Notes to Consolidated Financial Statements.
     This table excludes our pension and postretirement liabilities recorded on the balance sheet. For a discussion of our future pension and postretirement contributions and payments, as well as expected benefit payments see Note 9 in the Notes to Consolidated Financial Statements.
Off-Balance Sheet Arrangements
     In October 2007, PBG amended and restated its existing $450 million committed revolving credit facility to increase the credit limit to $1.2 billion and provide for a new maturity date of October 2012 (“2007 Agreement”). The existing $550 million committed revolving credit facility was terminated. PBG’s committed credit facility of

$1.2 billion is guaranteed by us and supports PBG’s $1.2 billion commercial paper program. Subject to certain conditions stated in the 2007 Agreement, funds borrowed by PBG may also be used to issue standby letters of credit up to $400 million and for general corporate purposes during the term of the agreement.
     At December 29, 2007, PBG had $50 million in outstanding commercial paper with a weighted-average interest rate of 5.3 percent. At December 30, 2006, PBG had $115 million in outstanding commercial paper with a weighted-average interest rate of 5.4 percent.
     In March 1999, PBG issued $1 billion of 7% senior notes due 2029, which are guaranteed by us. We also guarantee that to the extent there is available cash, we will distribute pro rata to PBG and PepsiCo sufficient cash such that the aggregate cash distributed to PBG will enable PBG to pay its taxes and make interest payments on the $1 billion 7% senior notes due 2029. During 2007 and 2006, we made cash distributions to PBG and PepsiCo totaling $271 million and $284 million, respectively. Any amounts in excess of taxes and interest payments were used by PBG to repay loans to us.
MARKET RISKS AND CAUTIONARY STATEMENTS
Quantitative and Qualitative Disclosures about Market Risk
     In the normal course of business, our financial position is routinely subject to a variety of risks. These risks include the risk associated with the price of commodities purchased and used in our business, interest rates on outstanding debt and currency movements impacting our non-U.S. dollar denominated assets and liabilities. We are also subject to the risks associated with the business environment in which we operate. We regularly assess all of these risks and have policies and procedures in place to protect against the adverse effects of these exposures.
     Our objective in managing our exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates is to minimize the volatility of earnings and cash flows associated with changes in the applicable rates and prices. To achieve this objective, we have derivative instruments to hedge against the risk of adverse movements in commodity prices, interest rates and foreign currency. Our corporate policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use. See Note 8 in the Notes to Consolidated Financial Statements for additional information relating to our derivative instruments.
     A sensitivity analysis has been prepared to determine the effects that market risk exposures may have on our financial instruments. We performed the sensitivity analyses for hypothetical changes in commodity prices, interest rates and foreign currency exchange rates and changes in PBG’s stock price on our unfunded deferred compensation liability. Information provided by these sensitivity analyses does not necessarily represent the actual changes in fair value that we would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor were held constant. As a result, the reported changes in the values of some financial instruments that are affected by the sensitivity analyses are not matched with the offsetting changes in the values of the items that those instruments are designed to finance or hedge.
     Commodity Price Risk
     We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We use future and option contracts to hedge the risk of adverse movements in commodity prices related primarily to anticipated purchases of raw materials and energy used in our operations. With respect to commodity price risk, we currently have various contracts outstanding for commodity purchases in 2008, which establish our purchase prices within defined ranges. We estimate that a 10-percent decrease in commodity prices with all other variables held constant would have resulted in a decrease in the fair value of our financial instruments of $7 million at December 29, 2007 and December 30, 2006.
     Interest Rate Risk
     Interest rate risk is present with both fixed and floating-rate debt. We effectively converted $550 million of our senior notes to floating rate debt through the use of interest rate swaps. Changes in interest rates on our interest rate swaps and other variable debt would change our interest expense. We estimate that a 50-basis point increase in interest rates on our variable rate debt and cash equivalents with all other variables held constant would have resulted in an increase to net interest expense of $2 million in 2007 and 2006.
     Foreign Currency Exchange Rate Risk
     In 2007, approximately 26 percent of our operating income came from outside the United States. Social, economic and political conditions in these international markets may adversely affect our results of operations, cash flows and financial condition. The overall risks to our international businesses include changes in foreign governmental policies and other social, political or economic developments. These developments may lead to new product pricing, tax or other policies and monetary fluctuations that may adversely impact our business. In addition, our results of operations and the value of the foreign assets and liabilities are affected by fluctuations in foreign currency exchange rates.
     As currency exchange rates change, translation of the statements of operations of our businesses outside the U.S. into U.S. dollars affects year-over-year comparability. We generally have not hedged against these types of currency risks because cash flows from our international operations have been reinvested locally.
     We have foreign currency transactional risks in certain of our international territories for transactions that are denominated in currencies that are different from their functional currency. We have entered into forward exchange contracts to hedge portions of our forecasted U.S. dollar cash flows in our Canadian business. A 10-percent weaker U.S. dollar against the Canadian dollar, with all other variables held constant, would result in a decrease in the fair value of these contracts of $6 million and $11 million at December 29, 2007 and December 30, 2006, respectively. The decrease in the fair value from the prior year is due to a decrease in the outstanding forward exchange contracts at December 29, 2007.
     In 2007, we entered into forward exchange contracts to economically hedge a portion of intercompany receivable balances that are denominated in Mexican pesos. A 10-percent weaker U.S. dollar against the Mexican peso, with all variables held constant, would result in a decrease of $9 million in the fair value of these contracts at December 29, 2007.
     Foreign currency gains and losses reflect both transaction gains and losses in our foreign operations, as well as translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. Beginning in 2006, Turkey was no longer considered highly inflationary, and changed its functional currency from the U.S. Dollar to the Turkish Lira.
     Unfunded Deferred Compensation Liability
     Our unfunded deferred compensation liability is subject to changes in PBG’s stock price, as well as price changes in certain other equity and fixed-income investments. Employee investment elections include PBG stock and a variety of other equity and fixed-income investment options. Since the plan is unfunded, employees’ deferred compensation amounts are not directly invested in these investment vehicles. Instead, we track the performance of each employee’s investment selections and adjust the employee’s deferred compensation account accordingly. The adjustments to the employees’ accounts increases or decreases the deferred compensation liability reflected on our Consolidated Balance Sheet with an offsetting increase or decrease to our selling, delivery and administrative expenses in our Consolidated Statements of Operations. We use prepaid forward contracts to hedge the portion of our deferred compensation liability that is based on PBG’s stock price. Therefore, changes in compensation expense as a result of changes in PBG’s stock price are substantially offset by the changes in the fair value of these contracts. We estimate that a 10-percent unfavorable change in the year-end stock price would have reduced the fair value from these forward contract commitments by $2 million in 2007 and 2006.

Cautionary Statements
     Except for the historical information and discussions contained herein, statements contained in this annual report on Form 10-K may constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and our operating plans. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different. Among the events and uncertainties that could adversely affect future periods are:
•	changes in our relationship with PepsiCo;

•	PepsiCo’s ability to affect matters concerning us through its equity ownership of PBG and Bottling LLC, representation on PBG’s Board and approval rights under our Master Bottling Agreement;

•	material changes in expected levels of bottler incentive payments from PepsiCo;

•	restrictions imposed by PepsiCo on our raw material suppliers that could increase our costs;

•	material changes from expectations in the cost or availability of raw materials, ingredients or packaging materials;

•	limitations on the availability of water or obtaining water rights;

•	an inability to achieve cost savings;

•	material changes in capital investment for infrastructure and an inability to achieve the expected timing for returns on cold-drink equipment and related infrastructure expenditures;

•	decreased demand for our product resulting from changes in consumers’ preferences;

•	an inability to achieve volume growth through product and packaging initiatives;

•	impact of competitive activities on our business;

•	impact of customer consolidations on our business;

•	changes in product category consumption;

•	unfavorable weather conditions in our markets;

•	an inability to successfully integrate acquired businesses or to meet projections for performance in newly acquired territories;

•	loss of business from a significant customer;

•	loss of key members of management;

•	failure or inability to comply with laws and regulations;

•	changes in laws, regulations and industry guidelines governing the manufacture and sale of food and beverages, including restrictions on the sale of carbonated soft drinks in schools;

•	litigation, other claims and negative publicity relating to alleged unhealthy properties of soft drinks;

•	changes in laws and regulations governing the environment, transportation, employee safety, labor and government contracts;

•	changes in accounting standards and taxation requirements (including unfavorable outcomes from audits performed by various tax authorities);

•	unforeseen social, economic and political changes;

•	possible recalls of our products;

•	interruptions of operations due to labor disagreements;

•	limitations on our ability to invest in our business as a result of our repayment obligations under our existing indebtedness;

•	changes in our debt ratings;

•	material changes in expected interest and currency exchange rates and unfavorable market performance of assets in PBG sponsored pension plans; and

•	an inability to achieve strategic business plan targets that could result in a non-cash intangible asset impairment charge.

Bottling Group, LLC
Consolidated Statements of Operations
in millions
Fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005

	2007	2006	2005

Net Revenues	$13,591	$12,730	$11,885
Cost of sales	7,370	6,900	6,345

Gross Profit	6,221	5,830	5,540
Selling, delivery and administrative expenses	5,167	4,842	4,533

Operating Income	1,054	988	1,007
Interest expense	232	227	187
Interest income	222	174	77
Other non-operating (income) expenses, net	(5)	10	1
Minority interest expense (income)	28	(2)	1

Income Before Income Taxes	1,021	927	895
Income tax expense	27	3	24

Net Income	$994	$924	$871

See accompanying notes to Consolidated Financial Statements.

Bottling Group, LLC
Consolidated Statements of Cash Flows
in millions
Fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005

	2007	2006	2005
Cash Flows—Operations
Net income	$994	$924	$871
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	668	648	630
Deferred income taxes	(8)	(41)	(28)
Stock-based compensation	61	65	—
Other non-cash charges and credits:
Defined benefit pension and postretirement expenses	121	119	109
Minority interest expense (income)	28	(2)	1
Other non-cash charges and credits	78	68	82

Net other non-cash charges and credits	227	185	192
Changes in operating working capital, excluding effects of acquisitions:
Accounts receivable, net	(110)	(120)	7
Inventories	(19)	(57)	(29)
Prepaid expenses and other current assets	116	(75)	(40)
Accounts payable and other current liabilities	187	87	2
Income taxes payable	5	25	8

Net change in operating working capital	179	(140)	(52)
Pension contributions to funded plans	(70)	(68)	(77)
Other, net	(73)	(46)	(65)

Net Cash Provided by Operations	1,978	1,527	1,471

Cash Flows—Investments
Capital expenditures	(854)	(721)	(709)
Acquisitions of bottlers, net of cash acquired	(49)	(33)	(1)
Proceeds from sale of property, plant and equipment	14	18	20
Notes receivable from PBG, net	(733)	(763)	(436)
Other investing activities, net	6	5	4

Net Cash Used for Investments	(1,616)	(1,494)	(1,122)

Cash Flows—Financing
Short-term borrowings, net—three months or less	(40)	133	(9)
Proceeds from short-term borrowings — more than three months	167	96	74
Payments of short-term borrowings — more than three months	(211)	(74)	(68)
Proceeds from issuances of long-term debt	24	793	36
Payments of long-term debt	(41)	(603)	(35)
Distributions to owners	(271)	(284)	(181)

Net Cash (Used for)/Provided by Financing	(372)	61	(183)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	28	1	3

Net Increase in Cash and Cash Equivalents	18	95	169
Cash and Cash Equivalents—Beginning of Year	441	346	177

Cash and Cash Equivalents—End of Year	$459	$441	$346

Supplemental Cash Flow Information

Non-Cash Investing and Financing Activities:
Liabilities incurred and/or assumed in conjunction with acquisitions of bottlers	$1	$20	$—
Change in accounts payable related to capital expenditures	$15	$7	$(6)
Acquisition of intangible asset	$315	$—	$—
See accompanying notes to Consolidated Financial Statements.

Bottling Group, LLC
Consolidated Balance Sheets
in millions
December 29, 2007 and December 30, 2006

	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$459	$441
Accounts receivable, less allowance of $54 in 2007 and $50 in 2006	1,520	1,331
Inventories	577	533
Prepaid expenses and other current assets	308	355

Total Current Assets	2,864	2,660

Property, plant and equipment, net	4,071	3,776
Other intangible assets, net	4,181	3,768
Goodwill	1,533	1,490
Notes receivable from PBG	3,880	3,147
Other assets	183	114

Total Assets	$16,712	$14,955

LIABILITIES AND OWNERS’ EQUITY
Current Liabilities
Accounts payable and other current liabilities	$1,829	$1,559
Short-term borrowings	190	242
Current maturities of long-term debt	6	16

Total Current Liabilities	2,025	1,817

Long-term debt	3,776	3,759
Other liabilities	832	863
Deferred income taxes	471	406
Minority interest	379	18

Total Liabilities	7,483	6,863

Owners’ Equity
Owners’ net investment (includes impact from adopting FIN 48 in fiscal year 2007 of ($45))	9,418	8,681
Accumulated other comprehensive loss	(189)	(589)

Total Owners’ Equity	9,229	8,092

Total Liabilities and Owners’ Equity	$16,712	$14,955

See accompanying notes to Consolidated Financial Statements.

Bottling Group, LLC
Consolidated Statements of Changes in Owners’ Equity
in millions
December 29, 2007, December 30, 2006 and December 31, 2005

			Accumulated
	Owners’		Other
	Net		Comprehensive		Comprehensive
	Investment	Deferred Compensation	Loss	Total	Income

Balance at December 25, 2004	$7,068	$(1)	$(447)	$6,620

Comprehensive income:
Net income	871	—	—	871	$871
Currency translation adjustment	—	—	70	70	70
Minimum pension liability adjustment	—	—	(8)	(8)	(8)
Cash flow hedge adjustment (net of tax of $2)	—	—	(10)	(10)	(10)

Total comprehensive income					$923

Cash distributions to owners	(181)	—	—	(181)
Non-cash contributions from owners	216	—	—	216
Stock compensation	16	(13)	—	3

Balance at December 31, 2005	7,990	(14)	(395)	7,581
Comprehensive income:
Net income	924	—	—	924	$924
Currency translation adjustment	—	—	26	26	26
Minimum pension liability adjustment	—	—	48	48	48
FAS 158 — pension liability adjustment (net of tax of $4 )	—	—	(278)	(278)	—
Cash flow hedge adjustment (net of tax of $(3))	—	—	10	10	10

Total comprehensive income					$1,008

Cash distributions to owners	(284)	—	—	(284)
Stock compensation	51	14	—	65

Balance at December 30, 2006	8,681	—	(589)	8,092
Comprehensive income:
Net income	994	—	—	994	$994
Currency translation adjustment	—	—	235	235	235
Pension and postretirement medical benefit plans adjustment (net of tax of $(3))	—	—	163	163	163
Cash flow hedge adjustment (net of tax of $2)	—	—	2	2	2

Total comprehensive income					$1,394

Impact from adopting FIN 48	(45)			(45)
Cash distributions to owners	(271)	—	—	(271)
Stock compensation	59	—	—	59

Balance at December 29, 2007	$9,418	$—	$(189)	$9,229

See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular dollars in millions

Note 1—Basis of Presentation
     Bottling Group, LLC is the principal operating subsidiary of The Pepsi Bottling Group, Inc. (“PBG”) and consists of substantially all of the operations and assets of PBG. Bottling Group, LLC, which is consolidated by PBG, has the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of the U.S., Mexico, Canada, Spain, Russia, Greece and Turkey. When used in these Consolidated Financial Statements, “Bottling LLC,” “we,” “our,” “us” and the “Company” each refers to Bottling Group, LLC.
     In conjunction with PBG’s initial public offering and other subsequent transactions, PBG and PepsiCo, Inc. (“PepsiCo”) contributed bottling businesses and assets used in the bottling businesses to Bottling LLC. As a result of the contribution of these assets, PBG owns 93.3% of Bottling LLC and PepsiCo owns the remaining 6.7% as of December 29, 2007.
     Certain reclassifications were made to the prior years’ Consolidated Financial Statements to conform to the current year presentation, including a classification correction for certain miscellaneous costs incurred from product losses in the trade. Approximately $90 million and $92 million of costs incurred, which were incorrectly included in selling, delivery and administrative expenses, were reclassified to cost of sales in our Consolidated Statements of Operations for the years ended 2006 and 2005, respectively.
Note 2—Summary of Significant Accounting Policies
     The preparation of our consolidated financial statements in conformity with U.S. GAAP often requires management to make judgments, estimates and assumptions that affect a number of amounts included in our financial statements and related disclosures. Actual results may differ from these estimates.
     Basis of Consolidation — We consolidate in our financial statements, entities in which we have a controlling financial interest, as well as variable interest entities where we are the primary beneficiary. Minority interest in earnings and ownership has been recorded for the percentage of these entities not owned by Bottling LLC. We have eliminated all intercompany accounts and transactions in consolidation.
     On March 1, 2007, together with PepsiCo we formed PR Beverages Limited (“PR Beverages”), a venture that will enable us to strategically invest in Russia to accelerate our growth. In connection with the formation of this venture, Bottling LLC contributed its business in Russia to PR Beverages, and PepsiCo entered into bottling agreements with PR Beverages for PepsiCo beverage products sold in Russia on the same terms as in effect for Bottling LLC immediately prior to the venture. PepsiCo granted PR Beverages an exclusive license to manufacture and sell the concentrate for such products. PR Beverages has contracted with a PepsiCo subsidiary to manufacture such concentrate. PepsiCo also agreed to contribute in the future an additional $83 million to the venture in the form of property, plant and equipment, of which $15 million was contributed in fiscal year 2007.
     We have a majority interest in the venture and maintain management of the day-to-day operations. As a result of the formation of PR Beverages, we fully consolidate the venture’s financial results and record minority interest related to PepsiCo’s 40 percent interest in the venture. For further information about the PR Beverages venture see Note 5.
     Fiscal Year — Our U.S. and Canadian operations report using a fiscal year that consists of fifty-two weeks, ending on the last Saturday in December. Every five or six years a fifty-third week is added. Fiscal years 2007 and 2006 consisted of fifty-two weeks. In 2005, our fiscal year consisted of fifty-three weeks (the additional week was added to the fourth quarter). Our remaining countries report using a calendar-year basis. Accordingly, we recognize our quarterly business results as outlined below:

Quarter	U.S. & Canada	Mexico & Europe
First Quarter	12 weeks	January and February
Second Quarter	12 weeks	March, April and May
Third Quarter	12 weeks	June, July and August
Fourth Quarter	16 weeks/17 weeks (FY 2005)	September, October, November and December
     Revenue Recognition — Revenue, net of sales returns, is recognized when our products are delivered to customers in accordance with the written sales terms. We offer certain sales incentives on a local and national level through various customer trade agreements designed to enhance the growth of our revenue. Customer trade agreements are accounted for as a reduction to our revenues.
     Customer trade agreements with our customers include payments for in-store displays, volume rebates, featured advertising and other growth incentives. A number of our customer trade agreements are based on quarterly and annual targets that generally do not exceed one year. Amounts recognized in our financial statements are based on amounts estimated to be paid to our customers depending upon current performance, historical experience, forecasted volume and other performance criteria.
     Advertising and Marketing Costs — We are involved in a variety of programs to promote our products. We include advertising and marketing costs in selling, delivery and administrative expenses. Advertising and marketing costs were $424 million, $403 million and $421 million in 2007, 2006 and 2005, respectively, before bottler incentives received from PepsiCo and other brand owners.
     Bottler Incentives — PepsiCo and other brand owners, at their discretion, provide us with various forms of bottler incentives. These incentives cover a variety of initiatives, including direct marketplace support and advertising support. We classify bottler incentives as follows:
•	Direct marketplace support represents PepsiCo’s and other brand owners’ agreed-upon funding to assist us in offering sales and promotional discounts to retailers and is generally recorded as an adjustment to cost of sales. If the direct marketplace support is a reimbursement for a specific, incremental and identifiable program, the funding is recorded as an offset to the cost of the program either in net revenues or selling, delivery and administrative expenses.

•	Advertising support represents agreed-upon funding to assist us for the cost of media time and promotional materials and is generally recorded as an adjustment to cost of sales. Advertising support that represents reimbursement for a specific, incremental and identifiable media cost, is recorded as a reduction to advertising and marketing expenses within selling, delivery and administrative expenses.
     Total bottler incentives recognized as adjustments to net revenues, cost of sales and selling, delivery and administrative expenses in our Consolidated Statements of Operations were as follows:

	Fiscal Year Ended
	2007	2006	2005
Net revenues	$66	$67	$51
Cost of sales	626	612	589
Selling, delivery and administrative expenses	67	70	79

Total bottler incentives	$759	$749	$719

     Certain corrections were made to prior years’ disclosure of reported bottler incentives recognized in cost of sales. Total bottler incentives for 2006 and 2005 have been reduced by approximately $37 million and $15 million, respectively. The correction had no impact on our Consolidated Financial Statements.
     Share-Based Compensation — The Company grants a combination of PBG stock option awards and PBG restricted stock units to our middle and senior management. See Note 3 for further discussion on our share-based compensation.
     Shipping and Handling Costs — Our shipping and handling costs reported in the Consolidated Statements of Operations are recorded primarily within selling, delivery and administrative expenses. Such costs recorded within selling, delivery and administrative expenses totaled $1.7 billion, $1.7 billion and $1.5 billion in 2007, 2006 and 2005, respectively.
     Foreign Currency Gains and Losses and Currency Translation — We translate the balance sheets of our foreign subsidiaries at the exchange rates in effect at the balance sheet date, while we translate the statements of operations at the average rates of exchange during the year. The resulting translation adjustments of our foreign subsidiaries are included in accumulated other comprehensive loss on our Consolidated Balance Sheets. Transactional gains and losses arising from currency exchange rate fluctuations on transactions in foreign currency that is different from the local functional currency are included in net other non-operating (income) expenses on our Consolidated Statements of Operations. Foreign currency gains and losses reflect both transactional gains and losses in our foreign operations, as well as translational gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. Beginning January 1, 2006, Turkey was no longer considered to be a highly inflationary economy for accounting purposes.

     Pension and Postretirement Medical Benefit Plans — We participate in PBG sponsored pension and other postretirement medical benefit plans in various forms in the U.S. and other similar plans in our international locations, covering employees who meet specified eligibility requirements.
     The assets, liabilities and expense associated with our international plans were not significant to our results of operations, and accordingly other assumptions regarding these plans are not included in the discussion below.
     The discount rate assumption used in the pension and postretirement medical benefit plans’ accounting is based on current interest rates for high-quality, long-term corporate debt as determined on each measurement date. In evaluating the expected rate of return on assets for a given fiscal year, we consider the actual 10 to 15-year historical returns on asset classes in PBG sponsored pension plans’ investment portfolio, reflecting the weighted-average return of our asset allocation and use them as a guide for future returns. We use a market-related value method that recognizes each year’s asset gains and losses over a five-year period. Therefore, it takes five years for the gain or loss from any one year to be fully included in the other gains and losses calculation. Other gains and losses resulting from changes in actuarial assumptions and from differences between assumed and actual experience are also determined at each measurement. To the extent the amount of all unrecognized gains and losses exceeds 10 percent of the larger of the pension benefit obligation or plan assets, such amount is amortized over the average remaining service period of active participants. We amortize prior service costs on a straight-line basis over the average remaining service period of employees expected to receive benefits.
     See Note 9 for further discussion on our pension and postretirement medical benefit plans.
     Income Taxes — We are a limited liability company, classified as a partnership for U.S. tax purposes and, as such, generally will pay limited U.S. federal, state and local income taxes. Our federal and state distributive shares of income, deductions and credits are allocated to our owners based on their percentage of ownership. However, certain domestic and foreign affiliates pay taxes in their respective jurisdictions and record related deferred income tax assets and liabilities. Our deferred tax assets and liabilities reflect our best estimate of the tax benefit and costs we expect to realize in the future. We establish valuation allowances to reduce our deferred tax assets to an amount that will more likely than not be realized. Significant management judgment is required in determining our effective tax rate and in evaluating our tax positions.
     As of the beginning of our 2007 fiscal year, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. We recognize the impact of our tax positions in our financial statements if those positions will more likely than not be sustained on audit, based on the technical merit of the position.
     See Note 10 for further discussion on our income taxes.
     Cash and Cash Equivalents — Cash and cash equivalents include all highly liquid investments with original maturities not exceeding three months at the time of purchase. The fair value of our cash and cash equivalents approximate the amounts shown on our Consolidated Balance Sheets due to their short-term nature.
     Allowance for Doubtful Accounts — A portion of our accounts receivable will not be collected due to non-payment, bankruptcies and sales returns. Our accounting policy for the provision for doubtful accounts requires reserving an amount based on the evaluation of the aging of accounts receivable, sales return trend analysis, detailed analysis of high-risk customers’ accounts, and the overall market and economic conditions of our customers.
     Inventories — We value our inventories at the lower of cost or net realizable value. The cost of our inventory is generally computed on the first-in, first-out method.
     Property, Plant and Equipment — We record property, plant and equipment (“PP&E”) at cost, except for PP&E that has been impaired, for which we write down the carrying amount to estimated fair market value, which then becomes the new cost basis.
     Other Intangible Assets, net and Goodwill — Goodwill and other intangible assets with indefinite useful lives are not amortized, but are evaluated for impairment annually, or more frequently if facts and circumstances indicate that the assets may be impaired. The Company completed the annual impairment test for 2007 in the fourth quarter and no impairment was determined.

     Other intangible assets that are subject to amortization are amortized on a straight-line basis over the period in which we expect to receive economic benefit, which generally ranges from five to twenty years, and are reviewed for impairment when facts and circumstances indicate that the carrying value of the asset may not be recoverable.
     The determination of the expected life will be dependent upon the use and underlying characteristics of the intangible asset. In our evaluation of these intangible assets, we consider the nature and terms of the underlying agreements; our intent and ability to use the specific asset; the age and market position of the products within the territories we are entitled to sell; the historical and projected growth of those products; and costs, if any, to renew the agreement.
     If the carrying value is not recoverable, impairment is measured as the amount by which the carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques.
     Minority Interest — Minority interest is recorded for the entities that we consolidate but are not wholly owned by Bottling LLC. Minority interest recorded in our Consolidated Financial Statements is primarily comprised of PepsiCo’s 40 percent ownership of the consolidated net income and net assets of the PR Beverages venture.
     Financial Instruments and Risk Management — We use derivative instruments to hedge against the risk of adverse movements associated with commodity prices, interest rates and foreign currency. Our policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use.
     All derivative instruments are recorded at fair value as either assets or liabilities in our Consolidated Balance Sheets. Derivative instruments are generally designated and accounted for as either a hedge of a recognized asset or liability (“fair value hedge”) or a hedge of a forecasted transaction (“cash flow hedge”). The derivative’s gain or loss recognized in earnings is recorded consistent with the expense classification of the underlying hedged item.
     If a fair value or cash flow hedge were to cease to qualify for hedge accounting or were terminated, it would continue to be carried on the balance sheet at fair value until settled, but hedge accounting would be discontinued prospectively. If the underlying hedged transaction ceases to exist, any associated amounts reported in accumulated other comprehensive loss are reclassified to earnings at that time.
     We also may enter into a derivative instrument for which hedge accounting is not required because it is entered into to offset changes in the fair value of an underlying transaction recognized in earnings (“economic hedge”). These instruments are reflected in the Consolidated Balance Sheets at fair value with changes in fair value recognized in earnings.
     Commitments and Contingencies — We are subject to various claims and contingencies related to lawsuits, environmental and other matters arising out of the normal course of business. Liabilities related to commitments and contingencies are recognized when a loss is probable and reasonably estimable.
     New Accounting Standards
     SFAS No. 157
     In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. Certain provisions of SFAS 157 become effective beginning with our first quarter 2008 fiscal period. The adoption of this standard will not have a material impact on our Consolidated Financial Statements.
      SFAS No. 158
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). Effective December 30, 2006, we adopted the balance sheet recognition provision of this standard and accordingly recognized the funded status of each of the pension, postretirement plans, and other similar plans PBG sponsors. Effective for fiscal year ending 2008, the standard also requires the measurement date for PBG sponsored plan assets and liabilities to coincide with our fiscal year-end. SFAS 158 provides two transition alternatives related to the change in measurement date provisions. We will adopt the measurement date provisions of SFAS 158 on the first day of fiscal year 2008 and will use the “two-measurement” approach. We are currently evaluating the impact of the measurement date provision of the standard on our Consolidated Financial Statements.

     SFAS No. 159
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which allows entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 will become effective beginning with our first quarter 2008 fiscal period. The adoption of this standard will not have a material impact on our Consolidated Financial Statements.
      SFAS No. 141(R)
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which addresses the recognition and accounting for identifiable assets acquired, liabilities assumed, and noncontrolling interests in business combinations. SFAS 141(R) also establishes expanded disclosure requirements for business combinations. SFAS 141(R) will become effective beginning with our first quarter 2009 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
      SFAS No. 160
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”), which addresses the accounting and reporting framework for minority interests by a parent company. SFAS 160 also addresses disclosure requirements to distinguish between interests of the parent and interests of the noncontrolling owners of a subsidiary. SFAS 160 will become effective beginning with our first quarter 2009 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
      EITF Issue No. 06-11
     In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”), which requires income tax benefits from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units and outstanding equity share options to be recognized as an increase in additional paid-in capital and to be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 will become effective beginning with our first quarter 2008 fiscal period. The adoption of EITF 06-11 is not expected to have a material impact on our Consolidated Financial Statements.
Note 3—Share-Based Compensation
     Accounting for Share-Based Compensation — Effective January 1, 2006, we adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123R”). Among its provisions, SFAS 123R requires us to recognize compensation expense for equity awards over the vesting period based on their grant-date fair value. Prior to the adoption of SFAS 123R, we utilized the intrinsic-value based method of accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, and adopted the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic-value based method of accounting, compensation expense for stock options granted to the Company’s employees was measured as the excess of the quoted market price of PBG’s common stock at the grant date over the amount the employee must pay for the stock. The Company’s policy is to grant PBG stock options at fair value on the date of grant and as a result, no compensation expense was historically recognized for stock options.
     We adopted SFAS 123R in the first quarter of 2006 using the modified prospective approach. Under this transition method, the measurement and our method of amortization of costs for share-based payments granted prior to, but not vested as of January 1, 2006, would be based on the same estimate of the grant-date fair value and the same amortization method that was previously used in our SFAS 123 pro forma disclosure. Results for prior periods have not been restated as provided for under the modified prospective approach. For equity awards granted after the date of adoption, we amortize share-based compensation expense on a straight-line basis over the vesting term.
     Compensation expense is recognized only for share-based payments expected to vest. We estimate forfeitures, both at the date of grant as well as throughout the vesting period, based on our historical experience and future expectations. Prior to the adoption of SFAS 123R, the effect of forfeitures on the pro forma expense amounts was recognized based on estimated forfeitures.
     The total impact of share-based compensation recognized in our Consolidated Statement of Operations for the year ended 2007 was $61 million before taxes and minority interest of $1 million. The share-based compensation expense was $65 million for the year ended 2006.

     The following table shows the effect on net income for the year ended December 31, 2005 had compensation expense been recognized based upon the estimated fair value on the grant date of awards, in accordance with SFAS 123, as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure”:

Fiscal Year Ended
2005
Net income:
As reported	$871
Add: Total share-based employee compensation included in reported net income	1
Less: Total share-based employee compensation determined under fair-value based method for all awards	(64)

Pro forma	$808

     Share-Based Long-Term Incentive Compensation Plans — Prior to 2006, we granted non-qualified PBG stock options to certain employees, including middle and senior management under PBG’s share-based long-term incentive compensation plans (“incentive plans”). Additionally, we granted PBG restricted stock units to certain senior executives.
     Beginning in 2006, we granted a mix of PBG stock options and PBG restricted stock units to middle and senior management employees under PBG’s incentive plan.
     Shares of PBG stock available for future issuance to Bottling LLC’s employees under the existing plans were 8.4 million at December 29, 2007.
     The fair value of PBG stock options was estimated at the date of grant using the Black-Scholes-Merton option-valuation model. The table below outlines the weighted-average assumptions for options granted during years ended December 29, 2007, December 30, 2006 and December 31, 2005:

	2007	2006	2005
Risk-free interest rate	4.5%	4.7%	4.1%
Expected term (in years)	5.6	5.7	5.8
Expected volatility	25%	27%	28%
Expected dividend yield	1.8%	1.5%	1.1%
     The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining expected term. The expected term of the options represents the estimated period of time employees will retain their vested stocks until exercise. Due to the lack of historical experience in stock option exercises, we estimate expected term utilizing a combination of the simplified method as prescribed by the United States Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 and historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on a combination of historical volatility of PBG’s stock and the implied volatility of its traded options. The expected dividend yield is management’s long-term estimate of PBG’s annual dividends to be paid as a percentage of share price.
     The fair value of restricted stock units is based on the fair value of PBG stock on the date of grant.
     We receive a tax deduction for certain stock option exercises when the options are exercised, generally for the excess of the stock price when the options are exercised over the exercise price of the options. Additionally, we receive a tax deduction for certain restricted stock units equal to the fair market value of PBG’s stock at the date of conversion to PBG stock. Prior to the adoption of SFAS 123R, the Company presented all tax benefits resulting from equity awards as operating cash inflows in the Consolidated Statements of Cash Flows. SFAS 123R requires the benefits of tax deductions in excess of the grant-date fair value for these equity awards to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. For the year ended December 29, 2007, the tax benefit from the exercise of equity awards recognized did not have a significant impact on our Consolidated Financial Statements.
     As of December 29, 2007, there was approximately $70 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the incentive plans. That cost is expected to be recognized over a weighted-average period of 1.8 years.
     Stock Options — PBG stock options expire after 10 years and prior to the 2006 grant year, stock options granted to employees were generally exercisable 25 percent per year for the first two years, and the remainder after three years. Beginning in 2006, new stock options granted to employees generally vest ratably over three years.

     The following table summarizes PBG option activity for Bottling LLC employees during the year ended December 29, 2007:

		Weighted-	Weighted-
		Average	Average
		Exercise	Remaining	Aggregate
	Shares	Price	Contractual	Intrinsic
	(in millions)	per Share	Term (years)	Value

Outstanding at December 30, 2006	31.7	$24.16
Granted	3.4	30.98
Exercised	(7.2)	22.15
Forfeited	(1.4)	28.74

Outstanding at December 29, 2007	26.5	25.32	5.9	$388
Vested or expected to vest at December 29, 2007	26.2	25.26	5.8	386
Exercisable at December 29, 2007	18.2	23.32	4.8	303
     The aggregate intrinsic value in the table above is before income taxes, based on PBG’s closing stock price of $39.96 as of the last business day of the period ended December 29, 2007.
     For the years ended December 29, 2007, December 30, 2006 and December 31, 2005, the weighted-average grant-date fair value of PBG stock options granted was $8.18, $8.75 and $8.68, respectively. The total intrinsic value of PBG stock options exercised during the years ended December 29, 2007, December 30, 2006 and December 31, 2005 was $99 million, $113 million and $89 million, respectively.
     Restricted Stock Units — PBG restricted stock units granted to employees generally vest over three years. In addition, restricted stock unit awards to certain senior executives contain vesting provisions that are contingent upon the achievement of pre-established performance targets. All restricted stock unit awards are settled in shares of PBG common stock.
     The following table summarizes PBG restricted stock unit activity for Bottling LLC employees during the year ended December 29, 2007:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Shares	Grant-Date	Contractual	Intrinsic
	(in thousands)	Fair Value	Term (years)	Value
Outstanding at December 30, 2006	1,652	$29.07
Granted	1,116	31.01
Converted	—	—
Forfeited	(429)	28.86

Outstanding at December 29, 2007	2,339	30.04	1.7	$93
Vested or expected to vest at December 29, 2007	2,246	30.00	1.7	90
Convertible at December 29, 2007	106	28.76	—	4
     For the years ended December 29, 2007, December 30, 2006 and December 31, 2005, the weighted-average grant-date fair value of PBG restricted stock units granted was $31.01, $29.52 and $28.12, respectively. No PBG restricted stock units were converted during fiscal years 2007, 2006 and 2005.
Note 4—Balance Sheet Details

Accounts Receivable	2007	2006
Trade accounts receivable	$1,319	$1,163
Allowance for doubtful accounts	(54)	(50)
Accounts receivable from PepsiCo	188	168
Other receivables	67	50

	$1,520	$1,331

Inventories	2007	2006
Raw materials and supplies	$195	$201
Finished goods	382	332

	$577	$533

Prepaid Expenses and Other Current Assets
Prepaid expenses	$256	$314
Other current assets	52	41

	$308	$355

Property, Plant and Equipment, net
Land	$320	$291
Buildings and improvements	1,484	1,404
Manufacturing and distribution equipment	4,091	3,705
Marketing equipment	2,389	2,425
Capital leases	36	60
Other	154	162

	8,474	8,047
Accumulated depreciation	(4,403)	(4,271)

	$4,071	$3,776

     Capital leases primarily represent manufacturing and distribution equipment and other equipment.
     We calculate depreciation on a straight-line basis over the estimated lives of the assets as follows:

Buildings and improvements	20-33 years
Manufacturing and distribution equipment	2-15 years
Marketing equipment	2-7 years
     Industrial Revenue Bonds — Pursuant to the terms of an industrial revenue bond, we transferred title of certain fixed assets with a net book value of $50 million to a state governmental authority in the U.S. to receive a property tax abatement. The title to these assets will revert back to Bottling LLC upon retirement or cancellation of the bond. These fixed assets are still recognized in the Company’s Consolidated Balance Sheet as all risks and rewards remain with the Company.

Accounts Payable and Other Current Liabilities	2007	2006
Accounts payable	$615	$525
Accounts payable to PepsiCo	255	234
Trade incentives	235	194
Accrued compensation and benefits	276	237
Other accrued taxes	139	111
Accrued interest	47	49
Other current liabilities	262	209

	$1,829	$1,559

Note 5—Other Intangible Assets, net and Goodwill
     The components of other intangible assets are as follows:

	2007	2006

Intangibles subject to amortization:
Gross carrying amount:
Customer relationships and lists	$54	$54
Franchise/distribution rights	46	45
Other identified intangibles	30	32

	130	131

Accumulated amortization:
Customer relationships and lists	(15)	(11)
Franchise/distribution rights	(31)	(27)
Other identified intangibles	(17)	(16)

	(63)	(54)

Intangibles subject to amortization, net	67	77

Intangibles not subject to amortization:
Carrying amount:
Franchise rights	3,235	3,128
Licensing rights	315	—
Distribution rights	294	297
Trademarks	213	215
Other identified intangibles	57	51

Intangibles not subject to amortization	4,114	3,691

Total other intangible assets, net	$4,181	$3,768

     During the first quarter of 2007, we acquired franchise and bottling rights for select Cadbury Schweppes brands in the Northern California region from Nor-Cal Beverage Company, Inc. As a result of the acquisition, we recorded approximately $50 million of non-amortizable franchise rights.
     As a result of the formation of the PR Beverages venture in the second quarter of 2007, we recorded licensing rights valued at $315 million, representing the fair value of the exclusive license and related rights granted by PepsiCo to PR Beverages to manufacture and sell the concentrate for PepsiCo beverage products sold in Russia. The licensing rights have an indefinite useful life and are not subject to amortization. For further discussion on the PR Beverages venture see Note 2.
     During the third quarter of 2006, the Company completed the acquisition of Bebidas Purificadas, S.A. de C.V. (“Bepusa”), a bottler in the northwestern region of Mexico. The acquisition did not have a material impact on our Consolidated Financial Statements.
Intangible asset amortization
     Intangible asset amortization expense was $10 million, $12 million and $15 million in 2007, 2006 and 2005, respectively. Amortization expense for each of the next five years is estimated to be approximately $9 million or less.
Goodwill
     The changes in the carrying value of goodwill by reportable segment for the years ended December 30, 2006 and December 29, 2007 are as follows:

	U.S. &
	Canada	Europe	Mexico	Total
Balance at December 31, 2005	$1,240	$16	$260	$1,516
Purchase price allocations relating to acquisitions	(11)	—	(11)	(22)
Impact of foreign currency translation	—	—	(4)	(4)

Balance at December 30, 2006	1,229	16	245	1,490
Purchase price allocations relating to acquisitions	1	—	(16)	(15)
Impact of foreign currency translation	60	1	(3)	58

Balance at December 29, 2007	$1,290	$17	$226	$1,533

     The purchase price allocations include goodwill allocations as a result of the Bepusa acquisition and adjustments to goodwill as a result of changes in taxes associated with prior year acquisitions.
Note 6—Short-term Borrowings and Long-term Debt

	2007	2006
Short—term borrowings
Current maturities of long-term debt and capital leases	$6	$16
Other short-term borrowings	190	242

	$196	$258

Long—term debt
5.63% (6.4% effective rate) (2) (3) senior notes due 2009	$1,300	$1,300
4.63% (4.6% effective rate) (3) senior notes due 2012	1,000	1,000
5.00% (5.2% effective rate) senior notes due 2013	400	400
4.13% (4.4% effective rate) senior notes due 2015	250	250
5.50% (5.4% effective rate) senior notes due 2016	800	800
Capital leases obligations (Note 7)	9	33
Other (average rate 7.0%)	28	11

	3,787	3,794
SFAS 133 adjustment (1)	—	(13)
Unamortized discount, net	(5)	(6)
Current maturities of long-term debt and capital leases	(6)	(16)

	$3,776	$3,759

(1)	In accordance with the requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), the portion of our fixed-rate debt obligations that is hedged is reflected in our Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus a SFAS 133 fair value adjustment, representing changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest rates.

(2)	Effective interest rates include the impact of the gain/loss realized on swap instruments and represent the rates that were achieved in 2007.

(3)	These notes are guaranteed by PepsiCo.
     Aggregate Maturities — Long-term Debt — Aggregate maturities of long-term debt as of December 29, 2007 are as follows: 2008: $2 million, 2009: $1,301 million, 2010: $25 million, 2012: $1,000 million and 2013 and thereafter: $1,450 million. We do not have any maturities in 2011. The maturities of long-term debt do not include the capital lease obligations, the non-cash impact of the SFAS 133 adjustment and the interest effect of the unamortized discount.
     2007 Short-Term Debt Activities — We had available bank credit lines of approximately $748 million at year-end 2007. These lines were primarily used to support the general operating needs of our international locations. As of year-end 2007, we had $190 million outstanding under these lines of credit at a weighted-average interest rate of 5.3 percent. As of year-end 2006, we had available short-term bank credit lines of approximately $741 million with $242 million outstanding at a weighted-average interest rate of 5.0 percent.
     Debt Covenants — Certain of our senior notes have redemption features and non-financial covenants that will, among other things, limit our ability to create or assume liens, enter into sale and lease-back transactions, engage in mergers or consolidations and transfer or lease all or substantially all of our assets. Additionally, our new secured debt should not be greater than 10 percent of our net tangible assets. Net tangible assets are defined as total assets less current liabilities and net intangible assets.
     As of December 29, 2007 we were in compliance with all debt covenants.
     Interest Payments — Amounts paid to third parties for interest, net of settlements from our interest rate swaps, were $227 million, $213 million and $172 million in 2007, 2006 and 2005, respectively.
     Letters of Credit, Bank Guarantees and Surety Bonds — At December 29, 2007, we have outstanding letters of credit, bank guarantees and surety bonds from financial institutions valued at $29 million.

Note 7—Leases
     We have non-cancelable commitments under both capital and long-term operating leases, principally for real estate, office equipment and vending equipment. Certain of our operating leases for real estate contain escalation clauses, holiday rent allowances and other rent incentives. We recognize rent expense on our operating leases, including these allowances and incentives, on a straight-line basis over the lease term. The difference between rent expense and rent paid is recorded as deferred rent. Capital and operating lease commitments expire at various dates through 2072. Most leases require payment of related executory costs, which include property taxes, maintenance and insurance.
     The cost of real estate, office equipment and vending equipment under capital leases is included in the Consolidated Balance Sheet as property, plant and equipment. Amortization of assets under capital leases is included in depreciation expense.
     Capital lease additions totaled $7 million, $33 million and $2 million for 2007, 2006 and 2005, respectively. Included in the 2006 additions was a $25 million capital lease agreement with PepsiCo to lease vending equipment. In 2007, we repaid the entire capital lease obligation with PepsiCo for this vending equipment.
     The future minimum lease payments by year and in the aggregate, under capital leases and non-cancelable operating leases consisted of the following at December 29, 2007:

	Leases
	Capital	Operating
2008	$4	$54
2009	2	39
2010	1	32
2011	1	18
2012	1	14
Thereafter	2	115

Total	$11	$272

Less: Amount representing interest	2

Present value of net minimum lease payments	9

Less: current portion of net minimum lease payments	4

Long-term portion of net minimum lease payments	$5

     The total minimum rentals to be received in the future from our non-cancelable subleases were $4 million at December 29, 2007.
     Components of net rental expense under operating leases:

	2007	2006	2005
Minimum rentals	$114	$99	$90
Sublease rental income	(2)	(3)	(2)

Net Rental Expense	$112	$96	$88

Note 8—Financial Instruments and Risk Management
     We are subject to the risk of loss arising from adverse changes in commodity prices, foreign exchange rates, interest rates, and PBG stock prices. In the normal course of business, we manage these risks through a variety of strategies, including the use of derivatives. Certain of these derivatives are designated as either cash flow or fair value hedges.
     Cash Flow Hedges — We are subject to market risk with respect to the cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We use future and option contracts to hedge the risk of adverse movements in commodity prices related primarily to anticipated purchases of raw materials and energy used in our operations. These contracts generally range from one to 12 months in duration and qualify for cash flow hedge accounting treatment.
     We are subject to foreign currency transactional risks in certain of our international territories for transactions that are denominated in currencies that are different from their functional currency. We enter into forward exchange contracts to hedge portions of our forecasted U.S. dollar purchases in our Canadian business. These contracts generally range from one to 12 months in duration and qualify for cash flow hedge accounting treatment.

     In anticipation of the $800 million debt issuance in March 2006, we entered into treasury rate lock agreements to hedge against adverse interest rate changes. We recognized $15 million as a deferred gain reported in accumulated other comprehensive loss (“AOCL”) resulting from these treasury rate contracts. The deferred gain is released to match the underlying interest expense on the debt. In previous years, we have entered into additional treasury rate lock agreements to hedge against adverse interest rate changes on certain debt financing arrangements. These agreements qualify for cash flow hedge accounting treatment.
     For a cash flow hedge, the effective portion of the change in the fair value of a derivative instrument is deferred in AOCL until the underlying hedged item is recognized in earnings. The ineffective portion of a fair value change on a qualifying cash flow hedge is recognized in earnings immediately and is recorded consistent with the expense classification of the underlying hedged item.
     The following summarizes activity in AOCL related to derivatives designated as cash flow hedges held by the Company during the applicable periods:

	Before Taxes	Taxes	Net of Taxes
Accumulated net gains as of December 25, 2004	$17	$—	$17
Net changes in the fair value of cash flow hedges	5	3	8
Net gains reclassified from AOCL into earnings	(17)	(1)	(18)

Accumulated net gains as of December 31, 2005	5	2	7

Net changes in the fair value of cash flow hedges	14	(2)	12
Net gains reclassified from AOCL into earnings	(1)	(1)	(2)

Accumulated net gains as of December 30, 2006	18	(1)	17

Net changes in the fair value of cash flow hedges	(4)	3	(1)
Net losses reclassified from AOCL into earnings	4	(1)	3

Accumulated net gains as of December 29, 2007	$18	$1	$19

     Assuming no change in the commodity prices and foreign currency rates as measured on December 29, 2007, $4 million of deferred gain will be recognized in earnings over the next 12 months. The ineffective portion of the change in fair value of these contracts was not material to our results of operations in 2007, 2006 or 2005.
     Fair Value Hedges — We finance a portion of our operations through fixed-rate debt instruments. We effectively converted $550 million of our senior notes to floating-rate debt through the use of interest rate swaps with the objective of reducing our overall borrowing costs. These interest rate swaps meet the criteria for fair value hedge accounting and are 100 percent effective in eliminating the market rate risk inherent in our long-term debt. Accordingly, any gain or loss associated with these swaps is fully offset by the opposite market impact on the related debt. During 2007, the fair value of the interest rate swap liability decreased from $13 million at December 30, 2006 to $0.3 million at December 29, 2007. In 2007, the fair value change of our swaps and debt was recorded in other liabilities and long-term debt in our Consolidated Balance Sheets.
     Foreign Currency Hedges — In 2007, we entered into forward exchange contracts to economically hedge a portion of intercompany receivable balances that are denominated in Mexican pesos. We recognized $0.4 million of a loss in 2007, resulting from changes in the fair value of these forward exchange contracts. The earnings impact from these instruments is classified in other non-operating (income) expenses in the Consolidated Statements of Operations.
     Unfunded Deferred Compensation Liability — Our unfunded deferred compensation liability is subject to changes in PBG’s stock price as well as price changes in other equity and fixed-income investments. Participating employees in our deferred compensation program can elect to defer all or a portion of their compensation to be paid out on a future date or dates. As part of the deferral process, employees select from phantom investment options that determine the earnings on the deferred compensation liability and the amount that they will ultimately receive. Employee investment elections include PBG stock and a variety of other equity and fixed-income investment options.
     Since the plan is unfunded, employees’ deferred compensation amounts are not directly invested in these investment vehicles. Instead, we track the performance of each employee’s investment selections and adjust his or her deferred compensation account accordingly. The adjustments to employees’ accounts increases or decreases the deferred compensation liability reflected on our Consolidated Balance Sheets with an offsetting increase or decrease to our selling, delivery and administrative expenses.
     We use prepaid forward contracts to hedge the portion of our deferred compensation liability that is based on PBG’s stock price. At December 29, 2007, we had a prepaid forward contract for 610,000 of PBG shares at a price of $41.37, which was accounted for as an economic hedge. This contract requires cash settlement and has a fair value at December 29, 2007, of $24 million recorded in prepaid expenses and other current assets in our Consolidated Balance Sheets. The fair value of this contract changes based on the change in PBG’s stock price compared with the contract exercise price. We recognized income of $5 million and $2 million in 2007 and 2006, respectively, resulting from the change in fair value of these prepaid forward contracts. The earnings impact from these instruments is recorded in selling, delivery and administrative expenses.
     Other Financial Assets and Liabilities — Financial assets with carrying values approximating fair value include cash and cash equivalents and accounts receivable. Financial liabilities with carrying values approximating fair value include accounts payable and other accrued liabilities and short-term debt. The carrying value of these financial assets and liabilities approximates fair value due to their short maturities and since interest rates approximate current market rates for short-term debt.
     Long-term debt at December 29, 2007, had a carrying value and fair value of $3.8 billion, and at December 30, 2006, had a carrying value and fair value of $3.8 billion and $3.7 billion, respectively. The fair value is based on interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities.
Note 9—Pension and Postretirement Medical Benefit Plans
     Employee Benefit Plans — We participate in PBG sponsored pension and other postretirement medical benefit plans in various forms in the United States and other similar pension plans in our international locations, covering employees who meet specified eligibility requirements.
     On December 30, 2006, we adopted the funded status provision of SFAS 158 which requires that we recognize the overfunded or underfunded status of each of our defined benefit pension plans and other postretirement plans as an asset or liability on our December 30, 2006 balance sheet. Subsequent changes in the funded status are recognized through comprehensive income in the year in which they occur. SFAS 158 also requires that beginning in 2008 our assumptions used to measure our annual pension and postretirement medical expenses be determined as of the balance sheet date and all plan assets and liabilities be reported as of that date. For fiscal years ending 2007 and prior, the majority of PBG’s pension and other postretirement plans used a September 30 measurement date and all plan assets and obligations were generally reported as of that date.
     The assets, liabilities and expense associated with our international plans were not significant to our results of operations and are not included in the tables and discussion presented below.
     Defined Benefit Pension Plans — Our U.S. employees that were hired prior to January 1, 2007 participate in PBG’s non-contributory defined benefit pension plans, which cover substantially all full-time salaried employees, as well as most hourly employees. Benefits generally are based on years of service and compensation, or stated amounts for each year of service. Effective January 1, 2007, newly hired salaried and non-union hourly employees are not eligible to participate in these plans. All of PBG’s qualified plans are funded and contributions are made in amounts not less than the minimum statutory funding requirements and not more than the maximum amount that can be deducted for U.S. income tax purposes.
     Postretirement Medical Plans — PBG’s postretirement medical plans provide medical and life insurance benefits principally to U.S. retirees and their dependents. Employees are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. The plans are not funded and since 1993 have included retiree cost sharing.
     Defined Contribution Benefits — Nearly all of our U.S. employees are eligible to participate in PBG’s 401(k) plans, which are voluntary defined contribution savings plans. We make matching contributions to the 401(k) savings plans on behalf of participants eligible to receive such contributions. If a participant has less than 10 years of service, our match will equal $0.50 for each dollar the participant elects to defer up to four percent of the participant’s pay. If the participant has 10 or more years of eligible service, our match will equal $1.00 for each dollar the participant elects to defer up to four percent of the participant’s pay. Salaried and non-union hourly employees hired in the U.S. on or after January 1, 2007 also receive an additional Company retirement contribution equal to two percent of their compensation into their 401(k) account. Defined contribution expense was $27 million, $22 million and $20 million in 2007, 2006 and 2005, respectively.

     Components of net pension expense and other amounts recognized in other comprehensive income

	Pension
	2007	2006	2005
Net pension expense
Service cost	$55	$53	$46
Interest cost	90	82	75
Expected return on plan assets — (income)	(102)	(94)	(90)
Amortization of net loss	38	38	30
Amortization of prior service amendments	7	9	7
Special termination benefits	4	—	9

Net pension expense for the defined benefit plans	$92	$88	$77

Other comprehensive income
Prior service cost arising during the year	$8	N/A	N/A
Net (gain) loss arising during the year	(114)	N/A	N/A
Amortization of net loss	(38)	N/A	N/A
Amortization of prior service amendments	(7)	N/A	N/A

Total recognized in other comprehensive income	$(151)

Total recognized in net pension expense and other comprehensive income	$(59)	$88	$77

     Components of postretirement medical expense and other amounts recognized in other comprehensive income

	Postretirement
	2007	2006	2005
Net postretirement expense
Service cost	$5	$4	$3
Interest cost	20	20	22
Amortization of net loss	4	7	8
Amortization of prior service amendments	—	—	(1)

Net postretirement expense	$29	$31	$32

Other comprehensive income
Net (gain) loss arising during the year	$(4)	N/A	N/A
Amortization of net loss	(4)	N/A	N/A

Total recognized in other comprehensive income	$(8)

Total recognized in net postretirement expense and other comprehensive income	$21	$31	$32

     Changes in Benefit Obligations and Plan Assets

	Pension		Postretirement
	2007	2006	2007	2006
Changes in benefit obligations
Obligation at beginning of year	$1,539	$1,439	$354	$384
Service cost	55	53	5	4
Interest cost	90	82	20	20
Plan amendments	8	(8)	—	1
Actuarial (gain) / loss	(53)	43	(4)	(32)
Benefit payments	(57)	(69)	(23)	(23)
Special termination benefits	4	—	—	—
Adjustment for Medicare Subsidy	—	—	1	—
Transfers	(1)	(1)	—	—

Obligation at end of year	$1,585	$1,539	$353	$354

	Pension		Postretirement
	2007	2006	2007	2006
Changes in the fair value of plan assets
Fair value of plan assets at beginning of year	$1,289	$1,149	$—	$—
Actual return on plan assets	163	114	—	—
Transfers	(1)	(1)	—	—
Employer contributions	61	96	22	23
Adjustment for Medicare Subsidy	—	—	1	—
Benefit payments	(57)	(69)	(23)	(23)

Fair value of plan assets at end of year	$1,455	$1,289	$—	$—

	Pension		Postretirement
	2007	2006	2007	2006
Amounts included in AOCL
Prior Service Cost	$48	$47	$3	$3
Net Loss	308	460	90	98

Total	$356	$507	$93	$101

	Pension	Postretirement
Estimated gross amounts in AOCL to be amortized in 2008
Prior Service Cost	$8	$—
Net Loss	$16	$3
     The accumulated benefit obligations for all U.S. pension plans was $1,458 million and $1,407 million at December 29, 2007 and December 30, 2006, respectively.

	Pension		Postretirement
	2007	2006	2007	2006
Selected information for plans with liabilities in excess of plan assets
Projected benefit obligation	$777	$1,539	$353	$354
Accumulated benefit obligation	$649	$1,407	$353	$354
Fair value of plan assets (1)	$598	$1,299	$—	$—

(1)	Includes fourth quarter employer contributions.

	Pension		Postretirement
	2007	2006	2007	2006
Reconciliation of funded status
Funded status at measurement date	$(130)	$(250)	$(353)	$(354)
Fourth quarter employer contributions/payments	23	10	4	5

Funded status at end of year	$(107)	$(240)	$(349)	$(349)

Amounts recognized
Other assets	$69	$—	$—	$—
Accounts payable and other current liabilities	(5)	(1)	(26)	(26)
Other liabilities	(171)	(239)	(323)	(323)

Total liabilities	(107)	(240)	(349)	(349)
Accumulated other comprehensive loss	356	507	93	101

Net amount recognized	$249	$267	$(256)	$(248)

	Pension			Postretirement
	2007	2006	2005	2007	2006	2005
Weighted Average Assumptions
Expense discount rate	6.00%	5.80%	6.15%	5.80%	5.55%	6.15%
Liability discount rate	6.35%	6.00%	5.80%	6.20%	5.80%	5.55%
Expected return on plan assets (1)	8.50%	8.50%	8.50%	N/A	N/A	N/A
Expense rate of compensation increase	3.55%	3.53%	3.60%	3.55%	3.53%	3.60%
Liability rate of compensation increase	3.56%	3.55%	3.53%	3.56%	3.55%	3.53%

(1)	Expected return on plan assets is presented after administration expenses.
     In evaluating the expected rate of return on pension plan assets, we consider the actual 10 to 15-year historical returns on asset classes in PBG sponsored pension plans’ investment portfolio, reflecting the weighted-average return of our asset allocation and use them as a guide for future returns. Over time, the expected rate of return on pension plan assets should approximate the actual long-term returns. Based on the historical and estimated future returns of the pension plans’ portfolio, we estimate the long-term rate of return on assets for PBG’s pension plans to be 8.50 percent in 2008.

	Allocation Percentage
	Target	Actual	Actual
	2008	2007	2006
Funding and Plan Assets
Asset Category
Equity securities	75%	75%	76%
Debt securities	25%	25%	24%
     The table above shows the target allocation and actual allocation. Target allocations of the PBG sponsored pension plans’ assets reflect the long-term nature of our pension liabilities. None of the assets are invested directly in equity or debt instruments issued by Bottling LLC, PBG, PepsiCo or any bottling affiliates of PepsiCo, although it is possible that insignificant indirect investments exist through our broad market indices. PBG sponsored pension plans’ equity investments are diversified across all areas of the equity market (i.e., large, mid and small capitalization stocks as well as international equities). PBG sponsored pension plans’ fixed income investments are also diversified and consist of both corporate and U.S. government bonds. The pension plans currently do not invest directly in any derivative investments. The pension plans’ assets are held in a pension trust account at PBG’s trustee’s bank.
     PBG’s pension investment policy and strategy are mandated by PBG’s Pension Investment Committee (“PIC”) and are overseen by the PBG Board of Directors’ Compensation and Management Development Committee. The plan assets are invested using a combination of enhanced and passive indexing strategies. The performance of the plan assets is benchmarked against market indices and reviewed by the PIC. Changes in investment strategies, asset allocations and specific investments are approved by the PIC prior to execution.
     Health Care Cost Trend Rates — We have assumed an average increase of 9.5 percent in 2008 in the cost of postretirement medical benefits for employees who retired before cost sharing was introduced. This average increase is then projected to decline gradually to five percent in 2015 and thereafter.
     Assumed health care cost trend rates have an impact on the amounts reported for postretirement medical plans. A one-percentage point change in assumed health care costs would have the following impact:

	1% Increase	1% Decrease
Effect on total fiscal year 2007 service and interest cost components	$1	$(1	)*
Effect on the fiscal year 2007 postretirement benefit obligation	$5	$(4)

*	Impact was slightly less than $0.5 million.
     Pension and Postretirement Cash Flow —We do not fund PBG sponsored pension plan and postretirement medical plans when the contributions would not be tax deductible or when benefits would be taxable to the employee before receipt. Of the total pension liabilities at December 29, 2007, $70 million relates to pension plans not funded due to these unfavorable tax consequences.

	Pension	Postretirement
Employer Contributions
2006	$66	$22
2007	$74	$21
2008 (expected)	$30	$26
     Expected Benefits — The expected benefit payments made from PBG sponsored pension and postretirement medical plans (with and without the prescription drug subsidy provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003) to our participants over the next ten years are as follows:

		Postretirement
		Including	Excluding
		Medicare	Medicare
	Pension	Subsidy	Subsidy
Expected Benefit Payments
2008	$67	$26	$27
2009	$68	$26	$28
2010	$73	$27	$28
2011	$80	$28	$29
2012	$88	$28	$29
2013 to 2017	$563	$147	$153

Note 10—Income Taxes
     The details of our income tax provision are set forth below:

	2007	2006	2005

Current:
Federal	$6	$6	$1
Foreign	24	36	48
State	5	2	3

	35	44	52

Deferred:
Federal	(17)	(5)	(12)
Foreign	6	(36)	(19)
State	3	—	3

	(8)	(41)	(28)

	$27	$3	$24

     In 2007, our tax provision includes higher taxes on higher international earnings as well as the following significant items:
•	Valuation allowances — During 2007, we reversed valuation allowances resulting in an $11 million tax benefit. These reversals were due to improved profitability trends in Russia.

•	Tax rate changes — During 2007, changes to the income tax laws in Canada and Mexico were enacted. These law changes required us to re-measure our net deferred tax liabilities which resulted in a net decrease to our income tax expense of approximately $13 million.
     In 2006, our tax provision includes increased taxes on non-U.S. earnings and the following significant items:
•	Valuation allowances — During 2006, we reversed valuation allowances resulting in a $34 million tax benefit. These reversals were due to improved profitability trends and certain restructurings in Spain, Russia and Turkey.

•	Tax rate changes — During 2006, changes to the income tax laws in Canada, Turkey and certain jurisdictions within the U.S. were enacted. These law changes enabled us to re-measure our net deferred tax liabilities using lower tax rates which decreased our income tax expense by approximately $12 million.
     In 2005, our tax provision includes increased taxes on U.S. earnings and additional contingencies related to certain historic tax positions, as well as the following significant items:
•	Valuation allowances — During 2005, we reversed valuation allowances resulting in a $19 million tax benefit. This reversal was due to improved profitability trends in Russia and a change to the Russia tax law that enables us to use a greater amount of our Russian net operating losses (“NOLs”).

•	International legal entity and debt restructuring — During 2005, we completed the reorganization of our international legal entity and debt structure to allow for more efficient cash mobilization, to reduce taxable foreign exchange risks and to reduce potential future tax costs. This reorganization resulted in a $22 million tax charge.
     Our U.S. and foreign income before income taxes is set forth below:

	2007	2006	2005
U.S.	$787	$731	$770
Foreign	234	196	125

	$1,021	$927	$895

     Below is our reconciliation of the income tax rate from the U.S. federal statutory rate to our effective tax rate:

	2007	2006	2005
Income taxes computed at the U.S. federal statutory rate	35.0%	35.0%	35.0%
Income taxable to owners	(26.6)	(31.4)	(27.9)
State income tax, net of federal tax benefit	0.7	3.1	0.7
Impact of foreign results	(2.8)	(1.3)	(3.9)
Change in valuation allowances, net	(2.4)	(5.5)	(3.9)
Nondeductible expenses	1.9	1.4	1.5
Other, net	(1.8)	0.4	(1.2)
International legal entity and debt restructuring reserves	—	—	2.4
Tax rate change benefit	(1.3)	(1.4)	—

Total effective income tax rate	2.7%	0.3%	2.7%

     The details of our 2007 and 2006 deferred tax liabilities (assets) are set forth below:

	2007	2006
Intangible assets and property, plant and equipment	$438	$437
Investment	178	80
Other	15	8

Gross deferred tax liabilities	631	525

Net operating loss carryforwards	(354)	(262)
Employee benefit obligations	(30)	(23)
Bad debts	(3)	(2)
Various liabilities and other	(97)	(65)

Gross deferred tax assets	(484)	(352)
Deferred tax asset valuation allowance	240	189

Net deferred tax assets	(244)	(163)

Net deferred tax liability	$387	$362

Consolidated Balance Sheets Classification
Prepaid expenses and other current assets	$(86)	$(29)
Other assets	—	(21)
Accounts payable and other current liabilities	2	6
Deferred income taxes	471	406

	$387	$362

     We have NOLs totaling $1,280 million at December 29, 2007, which resulted in deferred tax assets of $354 million and which may be available to reduce future taxes in the U.S., Spain, Greece, Russia, Turkey and Mexico. Of these NOLs, $24 million expire in 2008 and $1,256 million expire at various times between 2009 and 2027. At December 29, 2007, we have tax credit carryforwards in the U.S. of $1 million with an indefinite carryforward period and in Mexico of $41 million, which expire at various times between 2009 and 2017. We establish valuation allowances on our deferred tax assets, including NOLs and tax credits, when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Our valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, were $240 million at December 29, 2007. Our valuation allowance increased $51 million in 2007 and decreased $33 million in 2006.
     Approximately $8 million of our valuation allowance relating to our deferred tax assets at December 29, 2007, would be applied to reduce goodwill if reversed in future periods.
     Deferred taxes have not been recognized on the excess of the amount for financial reporting purposes over the tax basis of investments in foreign subsidiaries that are expected to be permanent in duration. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. The amount of such temporary difference totaled $1,113 million at December 29, 2007 and $858 million at December 30, 2006, respectively. Determination of the amount of unrecognized deferred income taxes related to this temporary difference is not practicable.
     Income taxes receivable from taxing authorities were $17 million and $20 million at December 29, 2007 and December 30, 2006, respectively. Such amounts are recorded within prepaid expenses and other current assets in our Consolidated Balance Sheets. Income taxes payable to taxing authorities were $19 million and $17 million at

December 29, 2007 and December 30, 2006, respectively. Such amounts are recorded within accounts payable and other current liabilities in our Consolidated Balance Sheets.
     Income taxes receivable from PepsiCo were $7 million and $6 million at December 29, 2007 and December 30, 2006, respectively. Such amounts are recorded within accounts receivable in our Consolidated Balance Sheets. Amounts paid to taxing authorities and PepsiCo for income taxes were $29 million, $19 million and $43 million in 2007, 2006 and 2005, respectively.
     We have a tax separation agreement with PepsiCo, which among other provisions, specifies that PepsiCo maintain full control and absolute discretion for any combined or consolidated tax filings for tax periods ended on or before our initial public offering that occurred in March 1999. However, PepsiCo may not settle any issue without our written consent, which consent cannot be unreasonably withheld. PepsiCo has contractually agreed to act in good faith with respect to all tax examination matters affecting us. In accordance with the tax separation agreement, we will bear our allocable share of any cost or benefit resulting from the settlement of tax matters affecting us for these periods. The IRS is currently examining PBG’s and PepsiCo’s joint tax returns for 1998 through March 1999.
     In 2007, we adopted FIN 48, which provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. As a result, as of the beginning of 2007, we recognized a $45 million decrease to Owners’ Net Investment from the cumulative effect of adoption of FIN 48.
     Below is a reconciliation of the beginning and ending amount of the gross unrecognized tax benefits, which are recorded in our Consolidated Balance Sheet.

2007
Balance at beginning of year	$82
Increases due to tax positions related to prior years	4
Increases due to tax positions related to the current year	9

Decreases due to tax positions related to prior years	(5)
Decreases due to tax positions related to the current year	—

Decreases due to settlements with taxing authorities	(2)
Decreases due to lapse of statute of limitations	(9)

Currency translation adjustment	8

Balance at end of year	$87

     Of the ending balance above, $84 million is reported in Other Liabilities and $3 million is reported as a reduction in deferred tax assets in our Consolidated Financial Statements. Approximately $74 million of unrecognized benefits would impact our effective tax rate over time, if recognized.
     During the fiscal year 2007, we recognized approximately $0.3 million of income, net of reversals, for interest and penalties related to unrecognized tax positions in the income tax expense line of our Consolidated Statements of Operations. We had approximately $42 million of gross interest and penalties accrued at the beginning of 2007 and $38 million at the end of fiscal year ended 2007.
     We file annual income tax returns in various U.S. state and local jurisdictions, and in various foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the outcome that is more likely than not to occur. We adjust these unrecognized tax benefits, as well as the related interest and penalties, in light of changing facts and circumstances. The resolution of a matter could be recognized as an adjustment to our provision for income taxes and our effective tax rate in the period of resolution, and may also require a use of cash.
     The number of tax years that remain open and subject to tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include Mexico, Canada and Russia.
     In Canada, income tax audits have been completed for all tax years through 2004. We are in agreement with the audit results except for one matter which we continue to dispute for our 1999 through 2004 tax years. We cannot reasonably estimate the timing or the change in unrecognized tax benefits from the resolution of this matter on our Consolidated Financial Statements. The audit of our Canadian tax return for the 2005 tax year started in the fourth quarter of 2007. The audit is progressing, however, we cannot reasonably estimate the timing or the change in unrecognized tax benefits from the resolution of any matters resulting from the audit on our Consolidated Financial Statements.

     In Russia, tax audits have been concluded for our 2002 through 2004 tax years. We continue to dispute certain matters relating to these tax years and do not anticipate the resolution of the open matters to significantly impact our financial statements. Our 2005 and 2006 tax years remain open in Russia and certain legal entities are currently under audit. The audit is in its initial stages and we cannot reasonably estimate the timing or the change in unrecognized tax benefits from the resolution of any matters resulting from the audit on our Consolidated Financial Statements.
     The Mexican statute of limitations for the 2001 tax year expired in the second quarter of 2007, the impact of which was not material to our Consolidated Financial Statements. The Mexican tax authorities initiated their audit of the 2002 and 2003 tax years in the fourth quarter of 2007. The audit is in its initial stages and we cannot reasonably estimate the timing or the change in unrecognized tax benefits from the resolution of any matters resulting from the audit on our Consolidated Financial Statements.
Note 11—Segment Information
     We operate in one industry, carbonated soft drinks and other ready-to-drink beverages, and all of our segments derive revenue from these products. We conduct business in all or a portion of the U.S., Mexico, Canada, Spain, Russia, Greece and Turkey. Beginning with the fiscal quarter ended March 25, 2006, Bottling LLC changed its financial reporting methodology to three reportable segments — U.S. & Canada, Europe (which includes Spain, Russia, Greece and Turkey) and Mexico. The operating segments of the U.S. and Canada are aggregated into a single reportable segment due to their economic similarity as well as similarity across products, manufacturing and distribution methods, types of customers and regulatory environments.
     Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the financial results in each reportable segment. We evaluate the performance of these segments based on operating income or loss. Operating income or loss is exclusive of net interest expense, minority interest, foreign exchange gains and losses and income taxes.
     The Company has restated fiscal year 2005 segment information presented in the tables below to conform to the current segment reporting structure.

	Net Revenues
	2007	2006	2005
U.S. & Canada	$10,336	$9,910	$9,342
Europe	1,872	1,534	1,366
Mexico	1,383	1,286	1,177

Worldwide net revenues	$13,591	$12,730	$11,885

     Net revenues in the U.S. were $9,202, $8,901 and $8,438 in 2007, 2006 and 2005, respectively. In 2007, 2006 and 2005, the Company did not have one individual customer that represented 10% of total revenues, although sales to Wal-Mart Stores, Inc. and its affiliated companies were 9.7% of our revenues in 2007, primarily as a result of transactions in the U.S. & Canada segment.

	Operating Income
	2007	2006	2005
U.S. & Canada	$876	$849	$910
Europe	106	57	35
Mexico	72	82	62

Worldwide operating income	1,054	988	1,007
Interest expense	232	227	187
Interest income	222	174	77
Other non-operating (income) expenses, net	(5)	10	1
Minority interest	28	(2)	1

Income before income taxes	$1,021	$927	$895

     For the fiscal years ended 2007 and 2006, operating income includes the impact of adopting SFAS 123R. The comparable period in 2005 has not been restated as described in Note 3.

	Total Assets			Long-Lived Assets[1]
	2007	2006	2005	2007	2006	2005
U.S. & Canada	$13,334	$12,072	$11,090	$11,391	$10,267	$9,544
Europe	1,671	1,072	894	1,014	554	459
Mexico	1,707	1,811	1,761	1,443	1,474	1,478

Worldwide total	$16,712	$14,955	$13,745	$13,848	$12,295	$11,481

[1]	Long-lived assets represent property, plant and equipment, other intangible assets, goodwill and other assets.
     Long-lived assets in the U.S. were $10,138, $9,224 and $8,498 in 2007, 2006 and 2005, respectively.

	Capital Expenditures			Depreciation and Amortization
	2007	2006	2005	2007	2006	2005
U.S. & Canada	$626	$554	$540	$509	$513	$486
Europe	146	99	96	72	52	63
Mexico	82	68	73	87	83	81

Worldwide total	$854	$721	$709	$668	$648	$630

Note 12—Related Party Transactions
     PepsiCo is a related party due to the nature of our franchise relationship and its ownership interest in our Company. PBG has entered into a number of agreements with PepsiCo. Although we are not a direct party to these contracts, as the principal operating subsidiary of PBG, we derive direct benefit from them. The most significant agreements that govern our relationship with PepsiCo consist of:
(1)	Master Bottling Agreement for cola beverages bearing the Pepsi-Cola and Pepsi trademarks in the U.S.; bottling agreements and distribution agreements for non-cola beverages; and a master fountain syrup agreement in the U.S.;

(2)	Agreements similar to the Master Bottling Agreement and the non-cola agreement for each country in which we operate, as well as a fountain syrup agreement for Canada;

(3)	A shared services agreement where we obtain various services from PepsiCo and provide services to PepsiCo;

(4)	Russia Venture Agreement related to the formation of PR Beverages. For further information about the Russia Venture Agreement see Note 2 and Note 5; and

(5)	Transition agreements that provide certain indemnities to the parties, and provide for the allocation of tax and other assets, liabilities and obligations arising from periods prior to the initial public offering.
     The Master Bottling Agreement provides that we will purchase our entire requirements of concentrates for the cola beverages from PepsiCo at prices, and on terms and conditions, determined from time to time by PepsiCo. Additionally, we review our annual marketing, advertising, management and financial plans each year with PepsiCo for its approval. If we fail to submit these plans, or if we fail to carry them out in all material respects, PepsiCo can terminate our beverage agreements. If our beverage agreements with PepsiCo are terminated for this or for any other reason, it would have a material adverse effect on our business and financial results.

     The following income (expense) amounts are considered related party transactions as a result of our relationship with PepsiCo and its affiliates:

	2007	2006	2005
Net revenues:
Bottler incentives and other arrangements (a)	$66	$67	$51

Cost of sales:
Purchases of concentrate and finished products, and royalty fees (b)	$(3,406)	$(3,227)	$(2,993)
Bottler incentives and other arrangements (a)	582	570	544

Total cost of sales	$(2,824)	$(2,657)	$(2,449)

Selling, delivery and administrative expenses:
Bottler incentives and other arrangements (a)	$66	$69	$78
Fountain service fee (c)	188	178	183
Frito-Lay purchases (d)	(270)	(198)	(144)
Shared services (e):
Shared services expense	(57)	(61)	(69)
Shared services revenue	8	8	8

Net shared services	(49)	(53)	(61)

HFCS (f)	—	—	23

Total selling, delivery and administrative expenses	$(65)	$(4)	$79

Income tax benefit: (g)	$7	$6	$3

     (a) Bottler Incentives and Other Arrangements — In order to promote PepsiCo beverages, PepsiCo, at its discretion, provides us with various forms of bottler incentives. These incentives cover a variety of initiatives, including direct marketplace support and advertising support. We record most of these incentives as an adjustment to cost of sales unless the incentive is for reimbursement of a specific, incremental and identifiable cost. Under these conditions, the incentive would be recorded as an offset against the related costs, either in net revenues or selling, delivery and administrative expenses. Changes in our bottler incentives and funding levels could materially affect our business and financial results.
     Certain corrections were made to prior years’ disclosure of reported bottler incentives recognized in cost of sales. Total bottler incentives for 2006 and 2005 have been reduced by approximately $25 million and $15 million, respectively. The correction had no impact on our Consolidated Financial Statements.
     (b) Purchases of Concentrate and Finished Product — As part of our franchise relationship, we purchase concentrate from PepsiCo, pay royalties and produce or distribute other products through various arrangements with PepsiCo or PepsiCo joint ventures. The prices we pay for concentrate, finished goods and royalties are generally determined by PepsiCo at its sole discretion. Concentrate prices are typically determined annually. In January 2007, PepsiCo increased the price of U.S. concentrate by 3.7 percent. PepsiCo has recently announced a further increase of approximately three percent, effective January 2008 in the U.S. Significant changes in the amount we pay PepsiCo for concentrate, finished goods and royalties could materially affect our business and financial results. These amounts are reflected in cost of sales in our Consolidated Statements of Operations.
     (c) Fountain Service Fee — We manufacture and distribute fountain products and provide fountain equipment service to PepsiCo customers in some territories in accordance with the Pepsi beverage agreements. Fees received from PepsiCo for these transactions offset the cost to provide these services. The fees and costs for these services are recorded in selling, delivery and administrative expenses in our Consolidated Statements of Operations.
     (d) Frito-Lay Purchases — We purchase snack food products from Frito-Lay, Inc. (“Frito”), a subsidiary of PepsiCo, for sale and distribution in Russia primarily to accommodate PepsiCo with the infrastructure of our distribution network. Frito would otherwise be required to source third-party distribution services to reach their customers in Russia. We make payments to PepsiCo for the cost of these snack products and retain a minimal net fee based on the gross sales price of the products. Payments for the purchase of snack products are reflected in selling, delivery and administrative expenses in our Consolidated Statements of Operations.
     (e) Shared Services — We provide to and receive various services from PepsiCo and PepsiCo affiliates pursuant to a shared services agreement and other arrangements. In the absence of these agreements, we would have to obtain such services on our own. We might not be able to obtain these services on terms, including cost, which are as favorable as those we receive from PepsiCo. Total expenses incurred and income generated is reflected in selling, delivery and administrative expenses in our Consolidated Statements of Operations.
     (f) High Fructose Corn Syrup (“HFCS”) Settlement — On June 28, 2005, Bottling LLC and PepsiCo entered into a settlement agreement related to the allocation of certain proceeds from the settlement of the HFCS class action lawsuit. The lawsuit related to purchases of high fructose corn syrup by several companies, including bottling entities owned and operated by PepsiCo, during the period from July 1, 1991 to June 30, 1995 (the “Class Period”). Certain of the bottling entities owned by PepsiCo were transferred to PBG when PepsiCo formed PBG in 1999 (the “PepsiCo Bottling Entities”). Under the settlement agreement with PepsiCo, the Company ultimately received 45.8 percent (or approximately $23 million) of the total recovery related to HFCS purchases by PepsiCo Bottling Entities during the Class Period. Total proceeds are reflected in selling, delivery and administrative expenses in our Consolidated Statements of Operations.
     (g) Income Tax Benefit — Total settlements under the tax separation agreement are recorded in income tax expense in our Consolidated Statements of Operations. For information about our tax separation agreement with PepsiCo, see Note 10.
     Other Related Party Transactions
     There are certain manufacturing cooperatives whose assets, liabilities and results of operations are consolidated in our financial statements. Concentrate purchases from PepsiCo by these cooperatives, not included in the table above, for the years ended 2007, 2006 and 2005 were $143 million, $72 million and $25 million, respectively.
     As of December 29, 2007 and December 30, 2006, the receivables from PepsiCo and its affiliates were $188 million and $168 million, respectively. Our receivables from PepsiCo are shown as part of accounts receivable in our Consolidated Financial Statements. As of December 29, 2007, and December 30, 2006, the payables to PepsiCo and its affiliates were $255 million and $234 million, respectively. Our payables to PepsiCo are shown as part of accounts payable and other current liabilities in our Consolidated Financial Statements.
     On March 1, 2007, we and PepsiCo formed PR Beverages Limited, a joint venture comprising PepsiCo’s concentrate and our bottling businesses in Russia. For further details regarding this transaction, see Note 2 and Note 5.
     PBG is a related party, as we are the principal operating subsidiary of PBG and we make up substantially all of the operations and assets of PBG. At December 29, 2007, PBG owned approximately 93.3% of our equity.
     We have loaned PBG $733 million and $763 million during 2007 and 2006, respectively, net of repayments. During 2007, these loans were made through a series of 1-year notes, with interest rates ranging from 5.1% to 6.1%. Total intercompany loans owed to us from PBG at December 29, 2007 and December 30, 2006, were $3,880 million and $3,147 million, respectively. The proceeds were used by PBG to pay for interest, taxes, dividends, share repurchases and acquisitions. Accrued interest receivable from PBG on these notes totaled $12 million and $145 million at December 29, 2007 and December 30, 2006, respectively, and is included in prepaid expenses and other current assets in our Consolidated Balance Sheets.
     Total interest income recognized in our Consolidated Statements of Operations relating to outstanding loans with PBG was $199 million, $149 million and $71 million, in 2007, 2006 and 2005, respectively.
     Beginning in 2002, PBG provides insurance and risk management services to us pursuant to a contractual agreement. Total premiums paid to PBG during 2007 and 2006 were $113 million and $113 million, respectively.
     On March 8, 1999, PBG issued $1 billion of 7% senior notes due 2029, which are guaranteed by us.
     PBG’s committed credit facility of $1.2 billion is guaranteed by us. For information about our guarantee of PBG’s committed credit facility, see Note 6.
     We also guarantee that to the extent there is available cash, we will distribute pro rata to PBG and PepsiCo sufficient cash such that the aggregate cash distributed to PBG will enable PBG to pay its taxes and make interest payments on the $1 billion 7% senior notes due 2029. During 2007 and 2006, we made cash distributions to PBG and PepsiCo totaling $271 million and $284 million, respectively. Any amounts in excess of taxes and interest payments were used by PBG to repay loans to us.

     One of our managing directors is an officer of PepsiCo and the other managing directors and officers are employees of PBG.
Note 13—Restructuring Charges and Full Service Vending Rationalization
Restructuring Charges
     Organizational Realignment
     On August 8, 2007, we announced a restructuring program (the “Organizational Realignment”) to realign the Company’s organization to adapt to changes in the marketplace, improve operating efficiencies and enhance the growth potential of the Company’s product portfolio. As part of the Organizational Realignment we reduced the number of business units in the U.S. & Canada from eight to six to centralize decision making and increase speed to market, resulting in the elimination of approximately 200 positions. The restructuring program also resulted in the elimination of approximately 650 positions in Mexico and Europe, many of which were hourly frontline positions in warehouse and production.
     The Organizational Realignment is expected to cost $30 to $35 million over the course of the program, which is primarily for severance, relocation and other employee-related costs. As of December 29, 2007, we had eliminated approximately 800 positions across all reporting segments and incurred a pre-tax charge of approximately $26 million, which was recorded in selling, delivery and administrative expenses. The remaining costs, which primarily relate to relocation expenses in the U.S., will be recorded in the first quarter of 2008.
     Substantially all costs associated with the Organizational Realignment required cash payments in 2007 or will require cash payments in 2008. Additionally, in connection with the elimination of positions primarily in Mexico, we made approximately $4 million of employee benefit payments pursuant to existing unfunded termination indemnity plans. These benefit payments have been accrued for in previous periods and, therefore, are not included in our estimated cost for this program and are not included in the tables below. The following table summarizes the pre-tax costs associated with the Organizational Realignment by reportable segment for the year ended December 29, 2007:

		U.S. &
	Worldwide	Canada	Europe
Costs incurred through December 29, 2007	$26	$18	$8

     The following table summarizes the nature of and activity related to pre-tax costs associated with the Organizational Realignment for the year ended December 29, 2007:

		Severance	Enhanced
		& Related	Pension	Relocation
	Total	Benefits	Benefits	& Other
Costs incurred through December 29, 2007	$26	$15	$4	$7
Cash payments (pre-tax)	(13)	(7)	—	(6)
Non-cash settlements	(1)	—	—	(1)

Remaining costs accrued at December 29, 2007	$12	$8	$4	$—

     Other Restructuring Charges
     In the fourth quarter of 2007, we implemented and completed an additional phase of restructuring actions to improve operating efficiencies. In addition to the amounts discussed above, we recorded a pre-tax charge of approximately $4 million in selling, delivery and administrative expenses, primarily related to employee termination costs in Mexico, and eliminated an additional 800 positions as a result of this phase of the restructuring.
Full Service Vending Rationalization
     On October 1, 2007, we adopted a Full Service Vending (“FSV”) Rationalization plan, which we expect to complete by the end of the second quarter of 2008, to rationalize our vending asset base in our U.S. & Canada segment by disposing older underperforming assets and redeploying certain assets to higher return accounts.
     Over the course of the FSV Rationalization plan, we will incur a pre-tax charge of $30 to $35 million, the majority of which is non-cash, including costs associated with the removal of these assets from service, disposal costs and redeployment expenses.
     During the fourth quarter of 2007 we incurred a pre-tax charge of approximately $23 million in connection with this action. The pre-tax charge is recorded in selling, delivery and administrative expenses.

Note 14—Contingencies
     We are subject to various claims and contingencies related to lawsuits, environmental and other matters arising out of the normal course of business. We believe that the ultimate liability arising from such claims or contingencies, if any, in excess of amounts already recognized is not likely to have a material adverse effect on our results of operations, financial position or liquidity.
Note 15—Accumulated Other Comprehensive Loss
     The year-end balances related to each component of AOCL were as follows:

	2007	2006	2005
Net currency translation adjustment	$242	$7	$(19)
Cash flow hedge adjustment (1)	19	17	7
Minimum pension liability adjustment	—	(335)	(383)
Adoption of SFAS 158 (2)	—	(278)	—
Pension and postretirement medical benefit plans adjustment (3)	(450)	—	—

Accumulated other comprehensive loss	$(189)	$(589)	$(395)

(1)	Net of taxes of $1 million in 2007, $(1) million in 2006 and $2 million in 2005.

(2)	Net of taxes of $4 million in 2006.

(3)	Net of taxes of $1 million in 2007.
Note 16—Selected Quarterly Financial Data (unaudited)
     Quarter to quarter comparisons of our financial results are impacted by our fiscal year cycle and the seasonality of our business. The seasonality of our operating results arises from higher sales in the second and third quarters versus the first and fourth quarters of the year, combined with the impact of fixed costs, such as depreciation and interest, which are not significantly impacted by business seasonality.

	First	Second	Third	Fourth
2007(1)	Quarter	Quarter	Quarter	Quarter	Full Year
Net revenues	$2,466	$3,360	$3,729	$4,036	$13,591
Gross profit	1,123	1,535	1,726	1,837	6,221
Operating income	119	320	430	185	1,054
Net income	102	301	401	190	994

	First	Second	Third	Fourth
2006(1)	Quarter	Quarter	Quarter	Quarter	Full Year
Net revenues	$2,367	$3,138	$3,460	$3,765	$12,730
Gross profit (2)	1,096	1,453	1,588	1,693	5,830
Operating income	119	303	381	185	988
Net income	98	269	369	188	924

(1)	For additional unaudited information see “Items affecting comparability of our financial results” in Management’s Financial Review in Item 7.

(2)	We reclassified certain costs in our 2006 Consolidated Statement of Operations to conform to the 2007 presentation. See Note 1 for further information about this reclassification. Accordingly, some of the 2006 amounts presented above may vary from the amounts reported in the quarterly reports filed during 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Owners of
Bottling Group, LLC
Somers, New York
We have audited the accompanying consolidated balance sheets of Bottling Group, LLC and subsidiaries (the “Company”) as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, changes in owners’ equity, and cash flows for each of the three years in the period ended December 29, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
As discussed in Note 10 to the consolidated financial statements, effective December 31, 2006, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.”
As discussed in Note 3 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” as revised.
As discussed in Note 9 to the consolidated financial statements, effective December 30, 2006, the Company adopted Statement on Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R),” related to the requirement to recognize the funded status of a benefit plan.
/s/ Deloitte & Touche LLP
New York, New York
February 27, 2008

Item 7A. Quantitative and Qualitative Disclosures About Market Risk
     Included in Item 7, Management’s Financial Review — Market Risks and Cautionary Statements.
Item 8. Financial Statements and Supplementary Data
     Included in Item 7, Management’s Financial Review — Financial Statements.
     PBG’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 is attached hereto as Exhibit 99.1 as required by the Securities and Exchange Commission (“SEC”) as a result of our guarantee of up to $1,000,000,000 aggregate principal amount of PBG’s 7% Senior Notes due in 2029.
Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
     None.
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     Bottling LLC’s management carried out an evaluation, as required by Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), with the participation of our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of our disclosure controls and procedures, as of the end of our last fiscal quarter. Based upon this evaluation, the Principal Executive Officer and the Principal Financial Officer concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this Annual Report on Form 10-K, such that the information relating to Bottling LLC and its consolidated subsidiaries required to be disclosed in our Exchange Act reports filed with the SEC (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to Bottling LLC’s management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
     Bottling LLC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Bottling LLC. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Bottling LLC’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Bottling LLC’s receipts and expenditures are being made only in accordance with authorizations of Bottling LLC’s management and Managing Directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Bottling LLC’s assets that could have a material effect on the financial statements.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and the related rule of the SEC, management assessed the effectiveness of Bottling LLC’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.
     Based on this assessment, management concluded that Bottling LLC’s internal control over financial reporting was effective as of December 29, 2007. Management has not identified any material weaknesses in Bottling LLC’s internal control over financial reporting as of December 29, 2007.
     This annual report of Form 10-K does not include an attestation report of Bottling LLC’s independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by Bottling LLC’s independent auditors pursuant to temporary rules of the SEC that permit Bottling LLC to provide only management’s report in this annual report on Form 10-K.

Changes in Internal Controls
     In addition, Bottling LLC’s management also carried out an evaluation, as required by Rule 13a-15(d) of the Exchange Act, with the participation of our Principal Executive Officer and our Principal Financial Officer, of changes in Bottling LLC’s internal control over financial reporting. Based on this evaluation, the Principal Executive Officer and the Principal Financial Officer concluded that there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 9B. Other Information
     None.

PART III
Item 10. Directors, Executive Officers and Corporate Governance
     The name, age and background of each of Bottling LLC’s Managing Directors is set forth below. There is no family relationships among our Managing Directors.
          Thomas M. Lardieri, 47, was appointed Managing Director of Bottling LLC in June 2007. He has also served as PBG’s Vice President and Controller since June 2007. Previously, Mr. Lardieri, a 19-year Pepsi veteran, had served as Vice President, Risk Management and General Auditor of PepsiCo since June 2001. Mr. Lardieri joined PepsiCo’s international beverage division in 1988 where he held a variety of accounting positions.
          Marie T. Gallagher, 48, was appointed Managing Director of Bottling LLC in December 2007. She has also served as Vice President and Assistant Controller of PepsiCo since 2005. Prior to joining PepsiCo in 2005, Ms. Gallagher served as the Assistant Controller at Altria Corporate Services, Inc. since 1992. Prior to that, Ms. Gallagher was a Senior Manager at PricewaterhouseCoopers LLP.
          Steven M. Rapp, 54, is a Managing Director of Bottling LLC. He is also PBG’s Senior Vice President, General Counsel and Secretary. Appointed to this position in January 2005, Mr. Rapp previously served as Vice President, Deputy General Counsel and Assistant Secretary from 1999 through 2004. Mr. Rapp joined PepsiCo as a corporate attorney in 1986 and was appointed Division Counsel of Pepsi-Cola Company in 1994.
     Pursuant to Item 401(b) of Regulation S-K, the requisite information pertaining to our executive officers is reported in Part I of this Report under the caption “Executive Officers of the Registrant.” Executive Officers are elected by the Managing Directors of Bottling LLC, and their terms of office continue until their successors are appointed and qualified or until their earlier resignation or removal. Managing Directors are elected by a majority of members of Bottling LLC and their terms of office continue until their successors are appointed and qualified or until their earlier resignation or removal, death or disability.
     Bottling LLC has not adopted a Code of Ethics because PBG’s Worldwide Code of Conduct applies to all of our officers and employees, including our Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer. A copy of PBG’s Worldwide Code of Conduct is available upon request without charge by writing to Bottling Group, LLC at One Pepsi Way, Somers, New York, 10589, Attention: Investor Relations.
Item 11. Executive Compensation
Compensation Discussion and Analysis.
What are the highlights of PBG’s 2007 executive compensation program as described in this CD&A?
•	PBG provides compensation and benefits to the executive officers of Bottling LLC

•	The primary objectives of PBG’s compensation program are to attract, retain, and motivate talented and diverse domestic and international executives

•	PBG provides executive officers with the following types of compensation: base salary, short-term performance-based cash incentives, and long-term performance-based equity incentive awards

•	PBG believes that to appropriately motivate senior executives to achieve and sustain the long-term growth of PBG, a majority of their compensation should be tied to PBG performance

•	PBG uses equity-based compensation as a means to align the interests of executives with those of PBG shareholders

•	PBG believes the design of the executive compensation program drives performance in a financially responsible way that is sensitive to the dilutive impact on PBG shareholders

•	PBG generally targets total compensation within the third quartile (average of the 50th and 75th percentile) of companies within PBG’s peer group of companies

•	PBG has never backdated or re-priced equity awards and does not time equity award grants relative to the release of material non-public information

•	Executive officers of Bottling LLC do not have employment, severance or change-in-control agreements

•	PBG does not provide any gross ups for potential excise taxes that may be incurred in connection with a change-in-control of PBG

•	PBG has a policy in place to recoup compensation from an executive who has engaged in misconduct

•	Bottling LLC executives participate in the same group benefit programs, at the same levels, as all PBG employees

•	Excellent PBG performance in 2007 resulted in annual cash incentive payouts well above target amounts
Who oversees PBG’s executive compensation program?
          The Compensation and Management Development Committee of PBG’s Board of Directors (the “Committee”), which is comprised solely of independent, non-management directors oversees the executive compensation program for its Chief Executive Officer who is also our Principal Executive Officer (“PEO”), its Chief Financial Officer, who also serves as our Principal Financial Officer (“PFO”), and the other named executive officers who appear in the tables below (collectively, the “Named Executive Officers”).
What are the objectives of PBG’s executive compensation program?
          The objectives of PBG’s executive compensation program are to:
•	Attract, retain and motivate key executives whose performance is critical to PBG’s success by providing a total compensation program that is appropriately competitive within our industry and reinforces our short-term and long-term business objectives by:
•	motivating and rewarding executives for achieving and exceeding business objectives;

•	providing financial consequences to executives for failing to achieve business objectives; and

•	retaining key performers through meaningful wealth-creation opportunities;
•	Align the interests of PBG shareholders, PBG and executives by placing particular emphasis on performance-based and equity-based compensation;

•	Maintain a financially responsible program that is appropriate within PBG’s financial structure and sensitive to the dilutive impact on PBG shareholders; and

•	Establish and maintain the program in accordance with all applicable laws and regulations, as well as with corporate governance best practices.

How does PBG achieve its objectives?
     PBG achieves its objectives through the use of various executive compensation elements that drive both short-term and long-term performance, deliver to executives fixed pay as well as variable, performance-based pay, and provide significant personal exposure to PBG common stock. In 2007, the principal elements of executive compensation were base salary, an annual performance-based cash incentive (variable, short-term pay), and long-term incentive awards in the form of stock options and restricted stock units (“RSUs”) (variable, long-term pay). These three elements of executive compensation are referred to as “total compensation.”

Objective

Alignment with
Element of Total	Form of		Motivation		Shareholder
Compensation	Compensation	Attraction	Short-Term	Long-Term	Interests	Retention

Base Salary	Cash	✓	✓			✓

Annual Performance-Based Cash Incentive	Cash	✓	✓		✓	✓

Long-Term Performance-Based Equity Incentive	Stock Options RSUs	✓		✓	✓	✓
Why does PBG choose to pay a mix of cash and equity-based compensation?
          PBG views the combination of cash and equity-based compensation as an important tool in achieving the objectives of its program. The Committee periodically reviews the mix of cash and equity-based compensation provided under the program to ensure that the mix is appropriate in light of market trends and PBG’s primary business objectives.
          PBG pays base salary in cash so that executives have a steady, liquid source of compensation. To remain focused on their day-to-day job responsibilities, executives (and all employees) need to know that they will receive a fixed, reliable level of compensation, which will be available to pay day-to-day living expenses.
          PBG pays the annual incentive in cash because the annual incentive is tied to the achievement of PBG’s short-term (i.e., annual) business objectives, and believes a cash bonus is the strongest way to motivate the achievement of these objectives. A cash bonus is immediate in its recognition of a job well done as it has immediate value and liquidity and, once earned and paid, is not dependent upon future performance of PBG.
          Finally, PBG pays the long-term incentive in the form of PBG equity because the long-term incentive is tied to PBG’s long-term business objectives, and PBG believes the market value of PBG equity is a strong indicator of whether PBG is achieving its long-term business objectives.
          For 2007, our Named Executive Officers’ percentage of cash (based on annual rate of base salary and target payout of the short-term cash incentive) versus equity-based pay (based on the grant date fair value of the 2007 equity awards), was as follows:

Why is the compensation of our Named Executive Officers largely performance-based compensation rather than fixed?
          Consistent with the objectives of its program, PBG utilizes the performance-based elements of its program to reinforce its short-term and long-term business objectives and to align PBG shareholder and executive interests. PBG believes that to appropriately motivate senior executives to achieve its business objectives, a majority of their compensation should be tied to the performance of PBG. Thus, PBG places great emphasis on performance-based compensation and links the level of payment of that compensation to the achievement of PBG’s business objectives. As a result of this link, for years when PBG achieves above-target performance, executives will be paid above-target compensation, and for years where PBG achieves below-target performance, executives will be paid below-target compensation.
          PBG also believes that the more influence an executive has over company performance, the more the executive’s compensation should be tied to performance results. Therefore, in setting the target compensation for executives, PBG links the level of the executive and the percentage of his or her total compensation that is performance-based. Thus, the more senior the executive, the greater the percentage of his or her total compensation that is performance-based.
          When looking at the three elements of total compensation, PBG views base salary as fixed pay (i.e., once established, it is not performance-based) and the annual incentive and long-term incentive as performance-based pay. With respect to the cash-based, annual incentive, PBG’s intent is to emphasize PBG’s performance in a given year. Thus, PBG links the amount of that incentive to the achievement during the year of key performance measures, such as year-over-year profit and volume growth. With respect to the equity-based, long-term incentive, PBG views the market value of PBG common stock as the primary performance measure. This is especially true in the case of stock options, which have no value to the executive unless the market value of PBG common stock goes up after the grant date. In the case of other equity-based awards to our PEO and PFO, such as RSUs, that have value to the executive even if the market value of PBG common stock goes down after the grant date, PBG typically includes a second performance component — such as a specific earnings per share performance target — that must be satisfied in order for the executive to vest in the award.
          The percentage of our Named Executive Officers’ 2007 total compensation that was performance-based (based on annual rate of base salary, target payout of the short-term cash incentive, and the grant date fair value of the 2007 equity awards) was as follows:

Why does PBG use earnings per share, volume and cash flow as the criteria for its performance-based compensation?
          In selecting the criteria on which to base the performance targets underlying short-term and long-term incentive pay, the Committee chooses criteria that are leading indicators of PBG success, important to PBG shareholders and external market professionals, and relevant to our executives whose performance PBG strives to motivate towards the achievement of the particular targets.
          For PBG’s business and industry, the Committee believes the most relevant criteria on which to evaluate PBG success are earnings per share (“EPS”), profit, volume of product sold, and operating free cash flow (as defined in PBG’s earnings releases). The Committee views EPS as the best composite indicator of PBG’s operational performance. The Committee, therefore, emphasizes EPS in establishing performance targets for the Named Executive Officers. In evaluating PBG’s performance against such EPS targets, however, the Committee considers the impact of unusual events on PBG’s reported EPS results (e.g., acquisitions, changes in accounting practices, share repurchases, etc.) and may adjust the results for purposes of determining the extent to which the EPS targets were or were not achieved.
          Short-Term Incentive. Under PBG’s short-term incentive program, the Committee establishes performance targets that are designed to motivate executives to achieve short-term business targets. Therefore, for the executives leading PBG’s geographic business units, the Committee links the payment of the executives’ annual bonus to the achievement of year-over-year profit and volume growth targets, which are set at levels specifically chosen for each geographic territory. The Committee believes tying these executives’ annual bonuses to local profit and volume growth is the best way to motivate executives to achieve business success within the regions they manage.
          For our PEO and PFO, the Committee establishes a table of EPS targets that, depending on the level of EPS achieved by PBG during the year, establishes the maximum bonus payable to each executive for that year. No bonus is payable if EPS is below a certain level. The Committee then uses its discretion to determine the actual bonus paid to each Named Executive Officer, which is never greater, and is typically much less, than the maximum bonus payable. In exercising this discretion, the Committee refers to a separately established EPS or net operating profit before taxes (“NOPBT”) target, as well as volume and operating free cash flow targets, which the Committee establishes at the beginning of the year. For Named Executive Officers with worldwide responsibilities, these targets are typically consistent with PBG’s EPS, volume and operating free cash flow guidance provided to external market professionals at the beginning of the year. For senior executives with responsibility over one of PBG’s operating segments outside the United States, these targets are typically consistent with PBG’s internal operating plans for the particular segment. For the PEO, in particular, the Committee’s discretion is also guided by reference to certain qualitative performance targets (often related to strategic planning, organizational capabilities and/or executive development). Notably, in establishing the actual bonus paid (within the limit of the maximum bonus payable), the Committee refers to the above quantitative and qualitative factors, but reserves the right to pay a bonus at the level it deems appropriate based on the performance of PBG and each executive. The performance targets established by the Committee with respect to the 2007 bonus are more fully described in the Narrative to the Summary Compensation Table and Grants of Plan Based Awards Table.
          Long-Term Incentive. The Committee provides the long-term incentive in the form of an equity-based award because it believes the price of PBG common stock is a strong indicator of whether PBG is meeting its long-term objectives. The Committee, therefore, believes it important that each executive, in particular senior executives, have personal financial exposure to the performance of PBG common stock. Such exposure results in a link between PBG shareholder and executive interests and motivates executives to achieve and sustain the long-term growth of PBG. Consequently, PBG is committed to paying a significant portion of executive compensation in the form of PBG equity. PBG is deliberate, however, in its use of equity compensation to avoid an inappropriate dilution of PBG’s current shareholders.
          As a way of ensuring executives remain motivated and to bolster the retention of executives, the Committee does not provide for immediate vesting of long-term incentive awards. Instead, consistent with the three-year time frame with respect to which PBG establishes its strategic plans, the Committee typically provides for a three-year vesting period for equity-based awards. Executives must remain an employee of PBG through the vesting date to vest in the award. For equity-based awards that have no value to the executive on the grant date, such as stock options, the Committee typically provides for staged vesting of such awards over the three-year vesting period (e.g., one-third vesting each year). For equity-based awards that have value to the executive on the grant date, such as RSUs, the Committee typically provides for vesting of the award only at the end of the three-year period.
          Typically, for awards to our PEO and PFO that have actual value on the grant date (such as RSUs), the Committee also establishes an EPS performance target for the year in which the award is granted. The achievement of this EPS target is a prerequisite to vesting in the award at the end of the three-year vesting period. The Committee believes such an additional performance element is appropriate to ensure that the executives do not obtain significant compensation if PBG’s performance in the year of grant is significantly below the EPS target. As the long-term incentive is designed to reinforce long-term business objectives, however, the Committee typically establishes this one-year EPS performance target at a lower level than PBG’s external guidance. The Committee does so to ensure that executives only lose the RSUs granted in that year if PBG misses its EPS target to such an extent as to indicate that a performance issue exists that is unlikely to be resolved in the near term. The implementation of this additional EPS performance target also ensures that the compensation paid through the long-term incentive is deductible to PBG (see “Deductibility of Compensation Expenses” below).
Why does PBG provide perquisites as an element of compensation?
          Certain perquisites provided to senior executives are services or benefits designed to ensure that executives are fully focused on their responsibilities to PBG. For example, PBG makes annual physicals available to senior executives so that they can efficiently address this important personal issue and, therefore, maximize their productivity at work. Other perquisites, such as PBG’s company car program, simply represent PBG’s choice on how to deliver fixed pay to our executives.
          PBG also provides certain specific perquisites to senior executives who move to and work in international locations. Such perquisites are provided based on local and competitive practices. Perquisites such as security and housing allowances are typical in the international marketplace and are designed to ensure that the executive maintains a standard of living consistent with that of his or her home country and to encourage executives to accept the position and live within the market in which they work.
          For certain limited perquisites, PBG reimburses (or grosses-up) the executive for the tax liability resulting from the income imputed to the executive in connection with the perquisite. PBG does so because it does not want the provision of such perquisites to result in a financial penalty to the executive or potentially discourage the executive from taking advantage of the perquisite. For example, PBG provides a gross-up to an executive with respect to his or her annual physical and benefits provided under the PBG car program. PBG does not, however, gross-up perquisites with respect to which PBG does not have an interest in encouraging, such as executives’ limited personal use of corporate transportation.
          In 2007, limited perquisites were provided to our Named Executive Officers, consistent with PBG’s practice described above. These perquisites are described in more detail in the footnotes to the Summary Compensation Table.
What other forms of compensation does PBG provide to employees, including the Named Executive Officers, and why are they provided?
          PBG provides a number of other employee benefits to its employees, including the Named Executive Officers, that are generally comparable to those benefits provided at similarly sized companies. Such benefits enhance the PBG’s reputation as an employer of choice and thereby serve the objectives of its compensation program to attract, retain and motivate our executives.
          Pension. PBG maintains a qualified defined benefit pension plan for essentially all U.S. salaried and non-union hourly employees hired before January 1, 2007 and a non-qualified defined benefit pension plan (the “Excess Plan”) for such employees with annual compensation or pension benefits in excess of the limits imposed by the IRS. The Excess Plan provides for a benefit under the same benefit formula as provided under the qualified plan, but without regard to the IRS limits. The terms of these plans are essentially the same for all participating employees and are described in the Narrative to the Pension Benefits Table. Our Named Executive Officers participate in these plans.
          PBG does not provide any specially enhanced pension plan formulas or provisions that are limited to our Named Executive Officers.
          401(k) Savings Plan. Our Named Executive Officers participate in the same 401(k) program PBG provides to other U.S.

employees that includes a PBG match. PBG does not provide any special 401(k) benefits to our Named Executive Officers.
          Deferred Income Program. PBG also maintains an Executive Income Deferral Program (the “Deferral Program”), through which all executives, including the Named Executive Officers, paid in U.S. dollars, may elect to defer all or part of their base salary and/or their annual cash bonus. PBG makes the Deferral Program available to executives so they have the opportunity to defer all or a portion of their cash compensation without regard to the limit imposed by the IRS for amounts that may be deferred under the 401(k) plan. The material terms of the Deferral Program are described in the Narrative to the Nonqualified Deferred Compensation Table.
          Health and Welfare Benefits. PBG also provides other benefits such as medical, dental, life insurance, and long-term disability coverage, on the same terms and conditions, to all employees, including the Named Executive Officers.
What policies and practices does PBG utilize in designing its executive compensation program and setting target levels of total compensation?
          The Committee has established several policies and practices that govern the design and structure of PBG’s executive compensation program.
          Process of Designing the Executive Compensation Program. Each year, the Committee reviews the PBG executive compensation program and establishes the target compensation level for the Named Executive Officers who appear in the tables below. For a description of this process, see the section entitled “Corporate Governance — Process of Designing the Executive Compensation Program” in PBG’s Proxy Statement.
          Target Compensation — Use of Peer Group Data. In establishing the target total compensation for the Named Executive Officers, the Committee considers the competitive labor market, as determined by looking at PBG’s peer group of companies and other compensation survey data. The Committee believes that the total compensation paid to our executive officers generally should be targeted within the third quartile (i.e., average of the 50th and 75th percentile) of the total compensation paid to executive officers at comparable companies. The Committee believes that this target is appropriately competitive and provides a total compensation opportunity that will be effective in attracting, retaining and motivating the leaders we need to be successful.
          For positions with respect to which there is widespread, publicly available compensation data (e.g. PEO), PBG establishes the third quartile based on compensation data of PBG’s peer group companies. PBG’s peer group is made up of comparably sized companies, each of which is a PBG competitor, customer or peer from the consumer goods industry. PBG’s peer group companies are generally world-class, industry leading companies with superior brands and/or products. The Committee, with the assistance of PBG’s senior management and the Committee’s independent compensation consultant, periodically reviews PBG’s peer group to ensure the peer group is an appropriate measure of the competitive labor market for senior executives. In 2007, PBG’s peer group included:

Anheuser-Busch Companies, Inc	H.J. Heinz Company
Aramark Corporation	Hershey Foods Corporation
Campbell Soup Company	Kellogg Company
Clorox Company, Inc.	Kimberly-Clark Corporation
Coca-Cola Enterprises Inc.	PepsiAmericas, Inc.
Colgate-Palmolive Company	Sara Lee Corporation
Dean Foods Company	Staples, Inc.
FedEx Corporation	Supervalu Inc.
General Mills, Inc.	Yum! Brands, Inc.

     Comparative financial measures and number of employees for the 2007 peer group are shown below:

	Peer Group*		PBG*

		75th	PBG	Percent

	Median	Percentile	Data	Rank

Revenue	$11,541	$15,988	$12,730	66%

Net Income	$657	$1,069	$522	45%

Market Capitalization	$14,978	$19,896	$7,295	17%

Number of Employees	35,350	72,633	70,400	73%

*	Dollars are in millions. Based on information as of December 31, 2006.
     For senior executive positions for which peer group data is not consistently publicly available (e.g., a general manager with specific geographic responsibilities), the Committee establishes the third quartile based on available peer group data and other compensation survey data from nationally-recognized human resources consulting firms.
     Based on the peer group and other survey data, the Committee establishes the third quartile for target total compensation for each executive, as well as for various elements of total compensation, including base pay, total annual cash (base pay and target annual incentive) and total compensation (total annual cash and long-term incentive). The Committee then establishes the midpoint of the third quartile as its “market target.”
     Establishing Target Compensation; Role of the PEO. The Committee does not formulaically set the target total compensation for our Named Executive Officers at the market target. In determining the appropriate target total compensation for each executive, the Committee reviews each individual separately and considers a variety of factors in establishing his or her target compensation. These factors may include the executive’s time in position, unique contribution or value to PBG, recent performance, and whether there is a particular need to strengthen the retention aspects of the executive’s compensation. For a senior executive recently promoted into a new position, his or her total compensation will often fall below the targeted third quartile. In such cases, the Committee may establish a multi-year plan to raise the executive’s total compensation to the market target and, during such time, the executive’s compensation increases will often be greater than those of other senior executives.
     In establishing the target total compensation for the PEO, the Committee, together with PBG’s Nominating and Corporate Governance Committee, formally advises the PBG Board of Directors on the annual individual performance of the PEO and the Committee considers recommendations from its independent compensation consultant regarding his compensation. The PEO is not involved in determining his compensation level and he is not present during the executive session during which the Committee evaluates the PEO’s performance against pre-established qualitative and quantitative targets. The Committee, however, does request that the PEO provide it with a self-evaluation of his performance against the pre-established targets prior to such executive session.
     In establishing the target total compensation for Named Executive Officers other than the PEO, the Committee, with the assistance of the PEO and its independent compensation consultant, evaluates each executive’s performance and considers other individual factors such as those referenced above.
     Use of Tally Sheets. The Committee annually reviews a tally sheet of our PEO’s and PFO’s PBG compensation. This tally sheet includes detailed data for each of the following compensation elements and includes a narrative description of the material terms of any relevant plan, program or award:
•	Annual direct compensation: Information regarding base salary, annual incentive, and long-term incentive for the past three years;

•	Equity awards: Detailed chart of information regarding all PBG equity-based awards, whether vested, unvested, exercised or unexercised, including total pre-tax value to the executive and holdings relative to the executive’s Stock Ownership Guidelines (discussed below);

•	Perquisites: Line item summary showing the value of each perquisite as well as the value of the tax gross-up, if any;

•	Pension / Deferred Compensation: Value of pension plan benefits (qualified plan, non-qualified plan and total) and value of defined-contribution plan accounts (401(k) and deferred compensation), including the year-over-year change in value in those accounts;

•	Life Insurance Benefits (expressed as multiple of cash compensation as well as actual dollar value);

•	Description of all compensation and benefits payable upon a termination of employment.
     The Committee reviews the information presented in the tally sheet to ensure that it is fully informed of all the compensation and benefits the executive has received as a PBG employee. The Committee does not, however, specifically use the tally sheet or wealth accumulation analysis in determining the executive’s target compensation for a given year.
     Form of Equity-Based Compensation. Under PBG’s program, each executive annually receives an equity-based, long-term incentive award. The PBG shareholder-approved Amended and Restated 2004 Long-Term Incentive Plan (the “LTIP”) authorizes the Committee to grant equity-based awards in various forms, including stock options, restricted stock, and RSUs. The Committee selects the form of equity award based on its determination as to which form most effectively achieves the objectives of PBG’s program. While the amount of the award varies based on the level of executive, the form of the award has historically been the same for all PBG executives regardless of level.
     The Committee periodically considers various forms of equity-based awards based on an analysis of market trends as well as their respective tax, accounting and share usage characteristics. The Committee has determined that a mix of forms is appropriate and that the annual long-term incentive award shall be in the form of 50% stock options and 50% RSUs (based on grant date fair value).
     The Committee believes it likely that, for the next few years, this mix of forms is the most appropriate approach for PBG because of the balanced impact this mix has when viewed in light of several of the objectives of PBG’s executive compensation program, including motivating and retaining a high-performing executive population, aligning the interests of PBG shareholders and executives, and creating a program that is financially appropriate for PBG and sensitive to the dilutive impact on PBG shareholders.
     Equity Award Grant Practices. PBG has a consistent practice with respect to the granting of stock options and other equity-based awards, which the Committee established early in PBG’s history and which belies any concern regarding the timing or pricing of such awards, in particular stock options.
     Timing of Grants. Executives receive equity-based awards under three scenarios. First, all executives annually receive an award, which has always been comprised, entirely or in part, of stock options. Under PBG’s long-established practice, the Committee approves this annual award at its first meeting of the calendar year (around February 1), and establishes the grant date of the award as March 1. Other than with respect to PBG’s first year of operations following its initial public offering, March 1 has been the fixed grant date for the annual equity-based award. March 1 was selected because it aligns with several other PBG human resources processes for employees generally, including the end of the annual performance review process and the effective date of base salary increases.
     Second, individuals who become an executive of PBG for the first time within six months after the March 1 date are eligible for an equity award equal to 50% of the annual award. This pro-rated award is granted to all new executives on the same, fixed date of September 1.
     Finally, senior executives may, on rare occasion, receive an additional equity-based award when they are first hired by PBG, when they are promoted to a new position, or when there is a special consideration related to an executive that the Committee seeks to address. In all cases of these awards, the grant date occurs after the award is approved.
     Pricing of Stock Options. Throughout PBG’s history, the exercise price of stock options has been equal to the fair market value of PBG common stock on the grant date. PBG has never backdated or repriced stock options. PBG defines “Fair Market Value” in the LTIP as the average of the high and low sales prices of PBG common stock as recorded on the New York Stock Exchange (“NYSE”) on the grant date, rounded up to the nearest penny. PBG believes its stock option pricing methodology is an accurate representation of the fair market value of PBG common stock on the grant date even though PBG’s methodology is different from that selected by the SEC (i.e., the closing price on the grant date).
What are some other policies and practices that govern the design and structure of PBG’s compensation program?

     Stock Ownership Guidelines. To achieve PBG’s program objective of aligning PBG shareholder and executive interests, the Committee believes that PBG’s business leaders must have significant personal financial exposure to PBG common stock. The Committee, therefore, has established stock ownership guidelines for PBG’s key senior executives and directors. These guidelines are described in PBG’s Proxy Statement.
     Trading Windows / Trading Plans / Hedging. PBG restricts the ability of certain employees to freely trade in PBG common stock because of their periodic access to material non-public information regarding PBG. As discussed in the Corporate Governance section of PBG’s Proxy Statement, under PBG’s Insider Trading Policy, all of PBG’s key executives (including the Named Executive Officers) are permitted to purchase and sell PBG common stock and exercise PBG stock options only during limited quarterly trading windows. PBG’s senior executives, including our PEO and our PFO are generally required to conduct all stock sales and stock option exercises pursuant to written trading plans that are intended to satisfy the requirements of Rule 10b5-1 of the Securities Exchange Act. In addition, under the PBG Worldwide Code of Conduct, all employees, including our Named Executive Officers, are prohibited from hedging against or speculating in the potential changes in the value of PBG common stock.
     Compensation Recovery for Misconduct. We believe our executives and, in particular, our senior executives conduct business with the highest integrity and in full compliance with the PBG Worldwide Code of Conduct. Each executive annually certifies to his or her compliance with the Code of Conduct, and PBG maintains an internal, online training program for executives with respect to various aspects of PBG’s Code of Conduct.
     The Committee nevertheless believes it appropriate to ensure that the PBG’s compensation plans and agreements provide for financial penalties to an executive who engages in fraudulent or other inappropriate conduct. Therefore, the Committee has included as a term of all equity-based awards that in the event the Committee determines that an executive has engaged in “Misconduct” (which is defined in the LTIP to include, among other things, a violation of the Code of Conduct), then all of the executive’s then outstanding equity-based awards shall be immediately forfeited and the Committee, in its discretion, may require the executive to repay to PBG all gains realized by the executive in connection with any PBG equity-based award (e.g., through option exercises or the vesting of RSUs) during the twelve-month period preceding the date the Misconduct occurred. This latter concept of repayment is commonly referred to as a “claw back” provision.
     Similarly, in the event of termination of employment for cause, PBG may cancel all or a portion of an executive’s annual cash incentive or require reimbursement from the executive to the extent such amount has been paid.
     As a majority of the compensation paid to an executive at the vice president level or higher is performance-based, the Committee believes its approach to compensation recovery through the LTIP and annual incentive is the most direct and appropriate for PBG.
     Employment / Severance Agreements. Neither our PEO nor any other Named Executive Officer has (or ever has had) an individual employment or severance agreement with PBG or the Company entitling him to base salary, cash bonus, perquisites, or new equity grants following termination of employment.
     Indeed, as a matter of policy and practice, PBG does not generally enter into any individual agreements with executives. There are limited exceptions to this policy. First, in connection with the involuntary termination of an executive, PBG has, in light of the circumstances of the specific situation, entered into appropriate severance or settlement agreements. Second, in the case of an executive’s retirement, PBG has, on rare occasion, entered into a short-term consulting arrangement with the retired executive to ensure a proper transfer of the business knowledge the retired executive possesses. Finally, PBG’s standard long-term incentive award agreement that applies to all executives typically provides for the accelerated vesting of outstanding, unvested awards in the case of the executive’s approved transfer to PepsiCo, death, disability or retirement subject to satisfaction of any performance-based vesting condition in the case of approved transfer or retirement. With respect to our PEO and other Named Executive Officers, the value of these benefits is summarized in the Narrative and accompanying tables entitled “Potential Payments Upon Termination or Change in Control.”
     Approved Transfers To / From PepsiCo. PBG maintains a policy intended to facilitate the transfer of employees between PBG and PepsiCo. The two companies may, on a limited and mutually agreed basis, exchange employees who are considered necessary or useful to the other’s business (“Approved Transfers”). Certain of PBG’s benefit and compensation programs (as well as PepsiCo’s) are designed to prevent an Approved Transfer’s loss of compensation and benefits that would otherwise occur upon termination of his or her employment from the transferring company. For example, at the receiving company, Approved Transfers receive pension plan service credit for all years of service with the transferring company. Also, upon transfer, Approved Transfers generally vest in their transferring company equity awards rather than forfeit them as would otherwise be the case upon a termination of employment.
     Two of our Named Executive Officers, Mr. Drewes and Mr. Lardieri are Approved Transfers from PepsiCo. As discussed in the footnotes to the Pension Benefits Table, Messrs. Drewes and Lardieri will be eligible for pension benefits attributable to their service both at PepsiCo prior to transfer and at PBG. The “Potential Payments Upon Termination or Change In Control” section below sets forth in more detail the various compensation and benefits available to Approved Transfers.
     Change in Control Protections. PBG was spun off from PepsiCo in 1999, and PepsiCo holds approximately 41.7% of the voting power of PBG common stock. As such, an acquisition of PBG can only practically occur with PepsiCo’s consent. Given this protection against a non-PepsiCo approved acquisition, the only change in control protection PBG provides through its executive compensation program is a term of the LTIP, which provides for the accelerated vesting of all outstanding, unvested equity-based awards at the time of a change in control of PBG. The Committee believes the protection under the LTIP is appropriate to motivate executives to remain with PBG in the unlikely event there arises a possibility of PBG’s change in control. With respect to our PEO and other Named Executive Officers, the events that constitute a change in control and the value of change in control benefits provided under the LTIP are summarized in the Narrative and accompanying tables entitled “Potential Payments Upon Termination or Change in Control.” PBG does not gross-up any executive for potential excise taxes that may be incurred in connection with a change in control.
     Deductibility of Compensation Expenses. Pursuant to Section 162(m) of the Internal Revenue Code (“Section 162(m)”), certain compensation paid to the PEO and other Named Executive Officers in excess of $1 million is not tax deductible, except to the extent such excess compensation is performance-based. The Committee has and will continue to carefully consider the impact of Section 162(m) when establishing the target compensation for executive officers. For 2007, PBG believes that substantially all of the compensation paid to executive officers satisfies the requirements for deductibility under Section 162(m).
     As one of PBG’s primary program objectives, however, the Committee seeks to design the executive compensation program in a manner that furthers the best interests of PBG and PBG shareholders. In certain cases, the Committee may determine that the amount of tax deductions lost is insignificant when compared to the potential opportunity a compensation program provides for creating shareholder value. The Committee, therefore, retains the ability to pay appropriate compensation to executive officers, even though such compensation is non-deductible.
What compensation actions were taken in 2007 and why were they taken?
     In February 2007, the Committee took action with respect to each element of total compensation for senior executives of PBG who appear in the PBG Proxy Statement, including our PEO and our PFO following the principles, practices and processes described above. Their 2007 target and actual total compensation of did not exceed the market target based on the data considered by the Committee in February 2007. Similarly, each element of their target and actual total compensation did not exceed the market target.
     Base Salary. In accordance with PBG’s practices with respect to individual raises, the level of merit increase in the base salary for each Named Executive Officer in 2007 took into consideration the performance of PBG and the executive, any increase in the executive’s responsibilities, and, with respect to the PEO and PFO, an analysis of whether the executive’s base salary was within the third quartile of PBG’s peer group. The Committee determined that each of the PEO and PFO had performed well with respect to his role and responsibilities and the average merit increase in the annual rate of base salary for our Named Executive Officers was 5.8%. In addition, Ms. Forster received a 3.6% increase as a result of her promotion to PBG’s Vice President of Finance, North America. Mr. Lardieri joined PBG on June 1, 2007 and was not eligible for a merit increase.
     Annual Cash Incentive Award. The Committee established the 2007 annual incentive targets for our executives in February 2007 as more fully described in the Narrative to the Summary Compensation Table and Grant of Plan-Based Awards Table below.
     Actual Awards. In January 2008, the Committee determined that PBG’s EPS performance in 2007 in excess of $1.75 resulted in a maximum bonus of $5 million payable to each Named Executive Officer under Section 162(m). The Committee then reviewed PBG’s 2007 performance against the pre-established EPS/NOPBT, volume and operating free cash flow targets, which the Committee uses to guide its negative discretion in determining the actual bonus payable to each senior executive. With respect to the PEO, the Committee also considered certain pre-established qualitative factors including organizational capability, strategic long-term growth and a strengthened senior leadership team.
     The Committee concluded that PBG had performed significantly above target with respect to worldwide performance against two of the three criteria applicable to the bonuses payable to our Named Executive Officers. Specifically, the Committee concluded that EPS and cash flow results exceeded expectations. The Committee also determined that Mr. Foss had performed well against the pre-established qualitative factors. In particular, the Committee noted that Mr. Foss made significant progress on the employee diversity front, with commitment cited by Diversity Inc. as the primary driver of PBG’s No. 2 ranking within its top 50 companies for diversity. The Committee also noted that Mr. Foss successfully developed a comprehensive growth strategy in the U.S., centering on hydration, and that he added depth and strength to the senior leadership team.

     For 2007, the annual incentive targets and actual payout amounts for each of the Named Executive Officers were as follows:

	2007 Annual Cash Incentive Awards

	Target		2007 Award
Named Executive Officer	(% of Salary)	Target ($)	(% of Target)	2007 Award ($)

Eric J. Foss	140%	$1,260,000	143%	$1,805,580

Alfred H. Drewes	85%	386,750	143%	551,120

Thomas M. Lardieri	65%	119,438	143%	170,200

Andrea L. Forster	65%	188,500	143%	268,620
     The Committee believed these percentages reflected PBG’s 2007 performance and were consistent with its policy to link pay to performance.
     Long-Term Incentive. Consistent with its established practice, the Committee approved the 2007 long-term incentive awards for each of our Named Executive Officers after reviewing comparative market data for total compensation, including data related to what portion of total compensation was paid in the form of long-term incentive. The Committee also considered each executive’s role and level of responsibility within PBG. Mr. Foss was awarded a long-term equity incentive award with a present value of approximately $4,000,000. Mr. Drewes received a long-term equity incentive award with a present value of approximately $1,000,000 and Ms. Forster received a long-term equity incentive award with a present value of approximately $575,000. Mr. Lardieri received a long-term equity incentive award with a present value of approximately $250,000 upon joining PBG on June 1, 2007.
     The 2007 stock option and RSU awards to our Named Executive Officers are reflected in the Grants of Plan Based Awards Table. These awards included the same terms and conditions as the awards to all other executives, except that consistent with its practice, the Committee made the vesting of the RSU award granted to our PEO and PFO subject to the achievement of a 2007 EPS performance target. In January 2008, the Committee determined that the 2007 EPS target had been satisfied. Accordingly, the Named Executive Officers will vest in their 2007 RSU award if they remain employed by PBG through March 1, 2010. The terms and conditions of the long-term incentive awards, as well as the RSU 2007 EPS target, are set out in the Narrative to the Summary Compensation Table and Grant of Plan-Based Awards Table.
What noteworthy executive compensation actions took place during the first quarter of 2008 and why were such actions taken?
     In January 2008, the Committee awarded to certain senior executives of the PBG, including Mr. Drewes, a special performance-based RSU award (the “Strategic Leadership Award”) in order to emphasize the linkage between long-term compensation and PBG’s strategic imperatives and to reinforce continuity within PBG’s senior leadership team over the next four years.
     The Committee established the target value of each executive’s Strategic Leadership Award at either $1,000,000 or $1,500,000 based on the executive’s scope of responsibilities and contribution to PBG. The Committee made vesting of the Strategic Leadership Award contingent upon PBG’s achievement of 2008 and 2009 EPS performance targets as well as the executive’s continued employment with PBG through the end of 2011. Provided the vesting conditions are satisfied, each executive is eligible to receive RSUs with a value up to 150% of his target value, with the final value of the award determined by the Committee. The final value will be determined by the Committee based on its own evaluation as well as the PEO’s assessment of PBG’s performance in 2008 and 2009 against the following performance criteria: (i) increased distribution and market share of specified products within PBG’s brand portfolio; (ii) improved customer satisfaction, as measured by an external survey, and execution at point of sale; (iii) year-over-year improvement in the cost of making PBG’s products (i.e., operational efficiency); and (iv) year-over-year improvement in PBG’s internal employee satisfaction survey.

     Also, in January 2008, after review and discussion with its independent compensation consultant and senior management, the Committee approved changes to PBG’s peer group of companies. Specifically the peer group of companies was changed as follows:

Deleted	Added

Colgate Palmolive Company	ConAgra Foods, Inc.
Kimberly-Clark Corporation	Newell Rubbermaid Inc.
Staples, Inc.	Sysco Corporation
Yum! Brands, Inc.
     The Committee utilized the revised peer group in establishing the 2008 target total compensation for the PEO.

2007 SUMMARY COMPENSATION TABLE

						Change in Pension
						Value and
						Nonqualified
					Non-Equity	Deferred
			Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Awards	Awards	Compensation	Earnings	Compensation		Total
Name and Principal Position	Year	($)	($)(1)	($)(1)	($)	($)(2)	($)(3)		($)

Eric J. Foss	2007	892,308	1,584,557	1,893,158	1,805,580	594,000	66,680	(4)	6,836,283
Principal Executive Officer	2006	754,500	975,979	2,025,066	1,289,000	387,000	64,513		5,496,058

Alfred H. Drewes	2007	451,154	304,747	664,901	551,120	222,000	81,884	(5)	2,275,806
Principal Financial Officer	2006	425,385	139,141	899,853	456,150	180,000	69,442		2,169,971

Thomas M. Lardieri(6)	2007	182,942	48,361	0	170,200	54,000	16,441	(7)	471,944
Principal Accounting Officer	2006	—	—	—	—	—	—		—

Andrea L. Forster(8)	2007	283,846	175,238	331,380	268,620	63,000	28,632	(9)	1,150,716
Principal Accounting Officer	2006	262,692	80,010	399,663	214,980	65,000	29,436		1,051,781

1.	The amount included in this column is the compensation cost recognized by Bottling LLC in fiscal year 2007 related to the executive’s outstanding equity awards that were unvested for all or any part of 2007, calculated in accordance with SFAS 123R without regard to forfeiture estimates. This amount encompasses equity awards that were granted in 2004, 2005, 2006 and 2007 and was determined using the assumptions set forth in Note 3, Share-Based Compensation, to Bottling LLC’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 (for 2007, 2006 and 2005 awards) and Note 3, Share-Based Compensation, to Bottling LLC’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (for 2004 awards).

2.	No executive earned above-market or preferential earnings on deferred compensation in 2007 and, therefore, no such earnings are reported in this column. Consequently, this amount reflects only the aggregate change in 2007 in the actuarial present value of the executive’s accumulated benefit under all PBG-sponsored defined benefit pension plans in which the executive participates calculated based on the material assumptions set forth in Note 9, Pension and Postretirement Medical Benefit Plans, to Bottling LLC’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007, and Note 13, Pension and Postretirement Medical Benefit Plans, to Bottling LLC’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006, except for the generally applicable assumptions regarding retirement age and pre-retirement mortality.

3.	The amount in this column reflects the actual cost of perquisites and personal benefits provided by PBG to each of the Named Executive Officers as well as the reimbursements paid by PBG to the executive for his tax liability related to certain of these PBG provided benefits and the dollar value of insurance premiums paid by the Company for the benefit of the Named Executive Officers each on the same terms and conditions as all other eligible employees. The particular benefits provided to each Named Executive Officer are described below in footnotes 4, 5, 7 and 9. In addition, PBG purchases club memberships, season tickets and passes to various sporting events and other venues for purposes of business entertainment. On limited occasions, employees (including one or more of the Named Executive Officers) may use such memberships, tickets or passes for personal use. There is no incremental cost to the Company in such circumstances. Therefore, no cost of such memberships, tickets and passes is reflected in the “All Other Compensation” column.

4.	This amount includes: (i) $42,172, which equals the total cost of all perquisites and personal benefits provided by PBG to Mr. Foss, including a car allowance, financial advisory services, personal use of corporate transportation and a nominal recognition award; (ii) $15,158, which equals all tax reimbursements paid to Mr. Foss for the tax liability related to PBG provided perquisites and personal benefits, including his car allowance, financial advisory services and a nominal recognition award; (iii) a standard PBG matching contribution of $9,000 to Mr. Foss’ 401(k) account; and (iv) $350, which represents the dollar value of life insurance premiums paid by PBG for the benefit of Mr. Foss.

5.	This amount includes: (i) $45,470, which equals the total cost of all perquisites and personal benefits provided by PBG to Mr. Drewes, including a company car and related car expenses, financial advisory services, a twenty-five year service anniversary gift and a nominal recognition award; (ii) $27,237, which equals all tax reimbursements paid to Mr. Drewes for the tax liability related to PBG provided perquisites and personal benefits, including his company car, financial advisory services, a twenty-five year service anniversary gift and a nominal recognition award; (iii) a standard PBG matching contribution of $9,000 to Mr.

Drewes’ 401(k) account; and (iv) $177, which represents the dollar value of life insurance premiums paid by the PBG for the benefit of Mr. Drewes.

6.	Mr. Lardieri was appointed as Bottling LLC’s Principal Accounting Officer on June 1, 2007.

7.	This amount includes: (i) $12,230, which equals the total cost of all perquisites and personal benefits provided by PBG to Mr. Lardieri, including a company car and related car expenses and a nominal recognition award; (ii) $4,173, which equals all tax reimbursements paid to Mr. Lardieri for the tax liability related to PBG provided perquisites and personal benefits, including a company car and related car expenses and a nominal recognition award; and (iii) $38, which represents the dollar value of life insurance premiums paid by the PBG for the benefit of Mr. Lardieri.

8.	Ms. Forster became PBG’s Vice President of Finance, North America on June 1, 2007. As a result of this position change, Ms. Forster stepped down as Bottling LLC’s Principal Accounting Officer on June 1, 2007.

9.	This amount includes: (i) $13,561, which equals the total cost of all perquisites and personal benefits provided by PBG to Ms. Forster, including a car allowance and a nominal recognition award; (ii) $5,975, which equals all tax reimbursements paid to Ms. Forster for the tax liability related to PBG provided perquisites and personal benefits, including her car allowance and a nominal recognition award; (iii) a standard PBG matching contribution of $9,000 to Ms. Forster’s 401(k) account; and (iv) $96, which represents the dollar value of life insurance premiums paid by PBG for the benefit of Ms. Forster.
GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2007

			Estimated Possible Payouts Under						All Other Option
			Non-Equity Incentive Plan			Estimated Future Payouts Under Equity			Awards: Number of
			Awards(1)			Incentive Plan Awards(2)			Securities	Exercise or Base	Closing	Grant Date Fair
			Thres-						Underlying	Price of Option	Market Price on	Value of Stock and
	Grant	Date of Board	hold	Target	Maximum	Thres-	Target	Maximum	Options	Awards	Grant	Option Awards
Name	Date	Action	($)	($)	($)	hold (#)	(#)	(#)	(#)	($/Sh)	Date ($)	($)(3)

Eric J. Foss
Non-Equity	—	—	0	1,260,000	2,520,000
RSUs	03/01/2007	02/08/2007					64,830					2,000,006
Options	03/01/2007	02/08/2007							194,490	30.85	31.12	1,585,094

Alfred H. Drewes
Non-Equity	—	—	0	386,750	773,500
RSUs	03/01/2007	02/08/2007					16,208					500,017
Options	03/01/2007	02/08/2007							48,623	30.85	31.12	396,277

Thomas M. Lardieri
Non-Equity	—	—	0	119,438	238,876
RSUs	06/01/2007	— (4)					7,125					250,016
Options	—	—							—	—	—	—

Andrea L. Forster
Non-Equity	—	—	0	188,500	377,000
RSUs	03/01/2007	02/08/2007					9,320					287,522
Options	03/01/2007	02/08/2007							27,958	30.85	31.12	227,858

1.	Amounts shown reflect the threshold, target and maximum payout amounts under PBG’s annual incentive program which is administered under the PBG shareholder-approved 2005 Executive Incentive Compensation Plan (“EICP”). The target amount is equal to a percentage of each executive’s salary, which for 2007 ranged from 65% to 140%, depending on the executive’s role and level of responsibility. The maximum amount equals 200% of the target amount. The actual payout amount is contingent upon satisfaction of certain performance criteria. Please refer to the narrative below for more detail regarding each executive’s target amount, the specific performance criteria used to determine the actual payout and how such payout is typically the result of the Committee’s exercise of negative discretion with respect to separate maximum payout amounts established for purposes of Section 162(m).

2.	The 2007 RSU awards and option awards were made under the LTIP, which was approved by PBG shareholders in 2005.

3.	The assumptions used in calculating the SFAS 123R grant date fair value of the option awards and stock awards are set forth in Note 3, Share-Based Compensation, to Bottling LLC’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007.

4.	Mr. Lardieri’s RSU award was granted upon his commencement of employment on June 1, 2007. His award was authorized on May 31, 2007 by PBG’s President and Chief Executive Officer acting pursuant to a formal delegation from PBG’s Compensation and Management Development Committee. This delegation grants to PBG’s President and Chief Executive Officer the authority to approve awards to newly hired executives on the same terms and conditions as the annual executive awards.
Narrative to the Summary Compensation and Grants of Plan-Based Awards Tables
     Salary. The 2007 annual salary of each Named Executive Officer is set forth in the “Salary” column of the Summary Compensation Table. Compensation levels for each of the Named Executive Officers are at the discretion of the Committee. There are no written or unwritten employment agreements with any Named Executive Officer. A salary increase or decrease for a Named Executive Officer may be approved by the Committee at any time in the Committee’s sole discretion. Typically, the Committee considers salary increases during the year for each of the Named Executive Officers based on considerations such as the performance of PBG and the executive and any increase in the executive’s responsibilities.
     Stock Awards. Awards of RSUs are made under the LTIP at the discretion of the Committee. RSU awards were approved by the Committee in February 2007, with a grant date of March 1, 2007, to all executives of PBG, including the Named Executive Officers. The number of RSUs awarded was determined based on an award value established by the Committee for each executive. The actual number of RSUs awarded was calculated by dividing the respective award value by the “Fair Market Value” of a share of PBG common stock on the grant date rounded up to the next whole share. The LTIP defines Fair Market Value as the average of the high and low sales price for PBG common stock as reported on the NYSE on the grant date.
     Vesting of the RSUs awarded to certain of the Named Executive Officers in 2007, specifically our Principal Executive Officer and our Principal Financial Officer, was made subject to the achievement of a pre-established EPS performance goal as well as continued employment for three years. The PBG EPS performance goal for 2007 was $0.75. In January 2008, the Committee determined that this PBG EPS goal was met. Thus, the RSUs will fully vest after three years provided the Named Executive Officer remains continuously employed through the third anniversary of the grant date. The RSUs will be credited with dividend equivalents in the form of additional RSUs at the same time and in the same amount as dividends are paid to shareholders of the Company. If the underlying RSUs do not vest, no dividend equivalents are paid. RSUs are paid out in shares of PBG common stock upon vesting. Vesting of the RSUs in the event of death, disability, retirement, or Approved Transfer is the same as described below for stock options; provided however, that accelerated vesting in the case of retirement or Approved Transfer is subject to satisfaction of any performance-based condition. RSUs vest and are paid out upon the occurrence of a “Change In Control” as defined under the LTIP (“CIC”), as more fully discussed in the Narrative and accompanying tables entitled “Potential Payments Upon Termination or Change in Control.” RSUs and shares received upon certain prior payouts of RSUs, are subject to forfeiture in the event an executive engages in Misconduct.
     Option Awards. Stock option awards are made under the LTIP at the discretion of the Committee. Stock option awards were approved by the Committee in February 2007, with a grant date of March 1, 2007, to all executives of PBG, including the Named Executive Officers. The grant price was equal to the Fair Market Value of a share of PBG common stock on the grant date, rounded to the nearest penny. The stock options have a term of ten years and no dividends or dividend rights are payable with respect to the stock options.
     The 2007 stock option awards for all executives, including the Named Executive Officers, become exercisable in one-third increments, on the first, second and third anniversary of the grant date provided the executive is actively employed on each such date. However, the vesting is accelerated in the event of death, disability, retirement, a CIC or Approved Transfer to PepsiCo. In the event of death or Approved Transfer to PepsiCo, unvested stock options fully vest immediately. In the event of retirement or disability, unvested stock options immediately vest in proportion to the number of months of active employment during the vesting period over the total number of months in such period. In the event of death, disability, retirement or an Approved Transfer to PepsiCo, the vested options remain exercisable for the remainder of their original ten-year term, provided that in the case of an Approved Transfer, the Named Executive Officer remains actively employed at PepsiCo. In the event of a subsequent termination of employment from PepsiCo, the Named Executive Officer must exercise vested stock options within 90 calendar days of termination or the stock options are automatically cancelled. Vesting is also accelerated upon the occurrence of a CIC as more fully discussed in the Narrative and accompanying tables entitled “Potential Payments Upon Termination or Change in Control.” Stock option awards, including certain gains on previously exercised stock options, are subject to forfeiture in the event an executive engages in Misconduct.

     Non-Equity Incentive Plan Compensation. The 2007 annual, performance-based cash bonuses paid to the Named Executive Officers are shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. These awards were paid under the EICP which was approved by PBG shareholders in 2005. Shareholder approval of the EICP was required under Section 162(m) of the Internal Revenue Code (the “Code”) in order to ensure that PBG may recognize a tax deduction with respect to such awards.
     The Section 162(m) Goal and Maximum Payout Amount. In February 2007, the Committee established specific PBG EPS performance goals, the achievement of which in turn established the maximum annual non-equity incentive award payable to our Named Executive Officers under Section 162(m) of the Code (“162(m) EPS Goal”) . The 162(m) EPS goal and maximum payout amount were established in order to comply with Section 162(m) of the Code and to ensure that no bonus is payable if PBG performs significantly below expectations. Typically, the maximum incentive award payout is not paid to the Named Executive Officers even when the 162(m) EPS Goal has been met. Based on PBG’s 2007 EPS performance in excess of $1.75, the Committee determined that the maximum payout amount was $5 million.
     Committee Discretion. Subject to the achievement of the overarching 162(m) EPS Goal, and notwithstanding the individual maximum payout amount, the Committee typically uses its negative discretion to determine each executive’s actual award, if any, which is never greater, and typically much less, than the maximum payout amount established for purposes of Section 162(m). In exercising its discretion, the Committee considers performance against pre-established quantitative and qualitative factors and establishes a minimum, target and maximum payout amount for each Named Executive Officer. These payout amounts are based upon a percentage of the Named Executive Officer’s annual salary and vary among the Named Executive Officers depending in large part on their role and level of responsibility within PBG. The maximum amount equals 200% of the executive’s target amount. During 2007, Mr. Foss’ target payout was increased from 130% to 140% in light of his increased responsibilities. All other Named Executive Officers’ target payouts were unchanged from 2006.
     In 2007, the target for each Named Executive Officer was as follows:

Name	Target (% of Salary)
Eric J. Foss	140%
Alfred H. Drewes	85%
Thomas M. Lardieri	65%
Andrea L. Forster	65%
     Performance Factors. To guide its discretion regarding the actual award payable to each executive, in February 2007, the Committee established quantitative performance factors designed to be challenging and to motivate and reward superior business performance. The measures used by the Committee were PBG’s 2007 EPS, PBG’s growth in worldwide case volume over prior year and PBG’s worldwide operating free cash flow. The factors applied to each executive’s target payout were as follows: 50% of the target was based on PBG’s achievement of EPS of $1.97, 30% of target was based on increased case volume of 2.5% and 20% of target was based on the achievement of operating free cash flow of $540,000,000. Each of these quantitative performance factors was consistent PBG’s external guidance at the start of 2007. The Committee also established qualitative factors to be used in assessing the performance of the PEO. The qualitative factors were: organizational capability, strategic long-term growth and a strengthened senior leadership team.
     Results and Payouts. In January 2008, the Committee determined that each Named Executive Officer was eligible to receive a 2007 annual incentive award equal to 143% of his or her target payout based on PBG’s achievement of adjusted EPS of $2.20, worldwide volume that remained constant with the prior year and operating free cash flow of $597,000,000. The actual payout of 143% of target reflects an above target payout based on achievement of EPS and cash flow performance well above target, offset by below-target volume performance.
     Change in Pension Value and Nonqualified Deferred Compensation Earnings. The material terms of the pension plans governing the pension benefits provided to the Named Executive Officers are more fully discussed in the Narrative accompanying the Pension Benefits Table. The material terms of the non-qualified elective deferred compensation plan are more fully discussed in the Narrative accompanying the Nonqualified Deferred Compensation Table.
     All Other Compensation. The perquisites, tax reimbursements and all other compensation paid to or on behalf of the Named Executive Officers during 2007 are described fully in the footnotes to the Summary Compensation Table.

          Proportion of Salary to Total Compensation. As noted in the CD&A, PBG believes that the total compensation of PBG’s business leaders should be closely tied to the performance of PBG. Therefore, the percentage of total compensation that is fixed generally decreases as the level of the executive increases. This is reflected in the ratio of salary in proportion to total compensation for each Named Executive Officer. In 2007, Mr. Foss’ salary was 13% of his total compensation. The ratio of salary in proportion to total compensation shown in the Summary Compensation Table in 2007 for Mr. Drewes and for Ms. Forster was approximately: 20% and 25%, respectively. Mr. Lardieri’s ratio of salary in proportion to total compensation was approximately 39% and is skewed to the high end because he joined PBG mid-year.
OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

	Option Awards						Stock Awards
											Market
			Number of						Number of		Value of
			Securities	Number of					Shares or		Shares
			Underlying	Securities					Units of		or Units of
			Unexercised	Underlying	Option				Stock That		Stock
			Options	Unexercised Options	Exercise	Option			Have		That Have
	Stock Option		(#)	(#)	Price	Expiration	Stock Award		Not Vested		Not Vested
Name	Grant Date		Exercisable	Unexercisable	($)	Date	Grant Date		(#)		($)(21)

E. Foss	03/01/2002	(1)	145,743	0	25.25	03/29/2012	10/07/2005	(8)	125,718		5,023,691
	03/01/2003	(2)	223,404	0	23.50	03/29/2013	03/01/2006	(9)	34,936	(14)	1,396,043
	03/01/2004	(3)	182,373	0	29.50	03/29/2014	03/01/2007	(10)	65,567	(15)	2,620,057
	03/01/2005	(4)	106,195	106,194	28.25	02/28/2015
	03/01/2006	(5)	33,765	68,554	29.32	02/29/2016
	07/24/2006	(6)	0	200,000	33.77	07/23/2016
	03/01/2007	(7)	0	194,490	30.85	02/28/2017

A. Drewes	03/01/2003	(2)	127,660	0	23.50	03/29/2013	03/01/2006	(9)	17,468	(16)	698,021
	03/01/2004	(3)	104,407	0	29.50	03/29/2014	03/01/2007	(10)	16,392	(17)	655,024
	03/01/2005	(4)	56,637	56,637	28.25	02/28/2015
	03/01/2006	(5)	16,882	34,278	29.32	02/29/2016
	03/01/2007	(7)	0	48,623	30.85	02/28/2017

T. Lardieri	—		—	—	—	—	06/01/2007	(11)	7,182	(18)	286,993

A. Forster	03/01/2002	(1)	29,941	0	25.25	03/29/2012	03/01/2006	(12)	10,045	(19)	401,398
	03/01/2003	(2)	34,043	0	23.50	03/29/2013	03/01/2007	(13)	9,426	(20)	376,663
	03/01/2004	(3)	45,763	0	29.50	03/29/2014
	03/01/2005	(4)	25,699	25,699	28.25	02/28/2015
	03/01/2006	(5)	9,707	19,710	29.32	02/29/2016
	03/01/2007	(7)	0	27,958	30.85	02/28/2017

1.	The vesting schedule with respect to this 2002 stock option award is as follows: 25% of the options vested and became exercisable on March 30, 2003; 25% of the options vested and became exercisable on March 30, 2004; and the remaining 50% of the options vested and became exercisable on March 30, 2005.

2.	The vesting schedule with respect to this 2003 stock option award is as follows: 25% of the options vested and became exercisable on March 30, 2004; 25% of the options vested and became exercisable on March 30, 2005; and the remaining 50% of the options vested and became exercisable on March 30, 2006.

3.	The vesting schedule with respect to this 2004 stock option award is as follows: 25% of the options vested and became exercisable on March 30, 2005; 25% of the options vested and became exercisable on March 30, 2006; and the remaining 50% of the options vested and became exercisable on March 30, 2007.

4.	The vesting schedule with respect to this 2005 stock option award is as follows: 25% of the options vested and became exercisable on March 30, 2006; 25% of the options vested and became exercisable on March 30, 2007; and the remaining 50% of the options vest and become exercisable on March 30, 2008, provided the executive remains employed through such date.

5.	The vesting schedule with respect to this 2006 stock option award is as follows: 33% of the options vested and became exercisable on March 1, 2007; 33% of the options vest and become exercisable on March 1, 2008; and the remaining 34% of the options vest and become exercisable on March 1, 2009, provided the executive remains employed through the applicable vesting dates.

6.	This stock option award was granted to Mr. Foss in recognition of his new role and responsibilities as President and Chief Executive Officer of the Company. The award fully vests and becomes exercisable on July 24, 2011, provided Mr. Foss remains employed through such date.

7.	The vesting schedule with respect to this 2007 stock option award is as follows: 33% of the options vest and become exercisable on March 1, 2008; 33% of the options vest and become exercisable on March 1, 2009; and the remaining 34% of the options vest and become exercisable on March 1, 2010, provided the executive remains employed through the applicable vesting dates.

8.	Since the pre-established PBG earnings per share performance target was met, these RSUs fully vest on October 7, 2010, provided the executive remains employed through October 7, 2010.

9.	Since the pre-established PBG earnings per share performance target was met, these RSUs fully vest on March 1, 2009, provided the executive remains employed through March 1, 2009.

10.	Since the pre-established PBG earnings per share performance target was met, these RSUs fully vest on March 1, 2010, provided the executive remains employed through March 1, 2010.

11.	These RSUs fully vest on June 1, 2010, provided the executive remains employed through June 1, 2010.

12.	These RSUs fully vest on March 1, 2009, provided the executive remains employed through March 1, 2009.

13.	These RSUs fully vest on March 1, 2010, provided the executive remains employed through March 1, 2010.

14.	This amount includes 830 RSUs accumulated as a result of dividend equivalents credited to the executive at the same time and in the same amount as dividends were paid to shareholders of PBG common stock in accordance with the governing RSU agreement.

15.	This amount includes 737 RSUs accumulated as a result of dividend equivalents credited to the executive at the same time and in the same amount as dividends were paid to shareholders of PBG common stock in accordance with the governing RSU agreement.

16.	This amount includes 415 RSUs accumulated as a result of dividend equivalents credited to the executive at the same time and in the same amount as dividends were paid to shareholders of PBG common stock in accordance with the governing RSU agreement.

17.	This amount includes 184 RSUs accumulated as a result of dividend equivalents credited to the executive at the same time and in the same amount as dividends were paid to shareholders of PBG common stock in accordance with the governing RSU agreement.

18.	This amount includes 57 RSUs accumulated as a result of dividend equivalents credited to the executive at the same time and in the same amount as dividends were paid to shareholders of PBG common stock in accordance with the governing RSU agreement.

19.	This amount includes 239 RSUs accumulated as a result of dividend equivalents credited to the executive at the same time and in the same amount as dividends were paid to shareholders of PBG common stock in accordance with the governing RSU agreement.

20.	This amount includes 106 RSUs accumulated as a result of dividend equivalents credited to the executive at the same time and in the same amount as dividends were paid to shareholders of PBG common stock in accordance with the governing RSU agreement.

21.	The closing price for a share of PBG common stock on December 28, 2007, the last trading day of PBG’s fiscal year, was $39.96.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2007

	Option Awards		Stock Awards
	Number of Shares	Value Realized	Number of Shares	Value Realized
Name	Acquired on Exercise (#)	on Exercise ($)(1)	Acquired on Vesting (#)	on Vesting ($)

Eric J. Foss	220,000	2,969,341	0	0

Alfred H. Drewes	182,867	2,440,611	0	0

Thomas M. Lardieri	0	0	0	0

Andrea L. Forster	78,736	1,794,055	0	0

1.	The value realized on exercise reflects the pre-tax amount.
PENSION BENEFITS FOR THE 2007 FISCAL YEAR

		Number of Years		Present Value of	Payments During
		Credited Service		Accumulated Benefit	Last Fiscal Year
Name	Plan Name	(#)(1)		($)(2)	($)

Eric J. Foss	PBG Salaried Employees Retirement Plan	25.3		384,000	0
	PBG Pension Equalization Plan	25.3		2,246,000	0

Alfred H. Drewes	PBG Salaried Employees Retirement Plan	25.3	(3)	473,000	0
	PBG Pension Equalization Plan	25.3	(3)	1,348,000	0

Thomas M. Lardieri	PBG Salaried Employees Retirement Plan	18.8	(4)	252,000	0
	PBG Pension Equalization Plan	18.8	(4)	295,000	0

Andrea L. Forster	PBG Salaried Employees Retirement Plan	20.1		281,000	0
	PBG Pension Equalization Plan	20.1		231,000	0

1.	The number of years of service shown for each executive includes service with PepsiCo, PBG’s parent company prior to March 31, 1999, at which time PBG became a separate, publicly traded company. The executive’s service with PepsiCo prior to March 31, 1999 has not been separately identified and the benefit attributable to such service has not been separately quantified for such period. Any benefit amount attributable to the executive’s service with PepsiCo after March 31, 1999 has been separately identified and quantified. In this regard, periods of PepsiCo service that Mr. Drewes and Mr. Lardieri accrued after PBG became a separate company have been separately identified and quantified in footnotes 3 (for Mr. Drewes) and 4 (for Mr. Lardieri). PBG’s policy for granting extra years of credited service is discussed in more detail in the CD&A and in the narrative that follows this table.

2.	The material assumptions used to quantify the present value of the accumulated benefit for each executive are set forth in Note 9, Pension and Postretirement Medical Benefit Plans, to Bottling LLC’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007, except for the generally applicable assumptions regarding retirement age and pre-retirement mortality.

3.	Mr. Drewes transferred from PepsiCo on June 25, 2001. The years of credited service shown above include all prior PepsiCo service. However, only the portion of the pension benefit attributable to Mr. Drewes’ PepsiCo service that accrued after March 31, 1999 (two years of service) has been separately quantified as follows: $30,000 under the PBG Salaried Employees Retirement Plan and $87,000 under the PBG Pension Equalization Plan. PepsiCo transferred to the PBG Salaried Employees Retirement Plan an amount equal to the present value of Mr. Drewes’ pension benefit under the PepsiCo Salaried Employees Retirement Plan at the time Mr. Drewes transferred to PBG.

4.	Mr. Lardieri transferred from PepsiCo on June 1, 2007. The years of credited service shown above include all prior PepsiCo service. However, only the portion of the pension benefit attributable to Mr. Lardieri’s PepsiCo service that accrued after March 31, 1999 (eight years of service) has been separately quantified as follows: $91,000 under the PBG Salaried Employees Retirement Plan and $108,000 under the PBG Pension Equalization Plan. PepsiCo transferred to the PBG Salaried Employees Retirement Plan an amount equal to the present value of Mr. Lardieri’s pension benefit under the PepsiCo Salaried Employees Retirement Plan at the time Mr. Lardieri transferred to PBG.
Narrative to the Pension Benefits Table
          The PBG Salaried Employees Retirement Plan. The PBG Salaried Employees Retirement Plan (“Salaried Plan”), a tax qualified defined benefit pension plan, generally covers salaried employees in the U.S. hired by PBG or PepsiCo in the case of an Approved Transfer before January 1, 2007, who have completed one year of service. Eligible employees hired after January 1, 2007 participate in a defined contribution plan and receive an annual employer contribution of two percent of eligible pay. All of our Named Executive Officers were hired before January 1, 2007.
          Benefits are payable under the Salaried Plan to participants with five or more years of service commencing on the later of age 65 or retirement. Benefits are determined based on a participant’s earnings (which generally include base pay or salary, regular bonuses, and short term disability pay; and exclude income resulting from equity awards, extraordinary bonuses, fringe benefits, and earnings that exceed the applicable dollar limit of Section 401(a)(17) of the Code) and credited service (generally, service as an eligible employee). The primary purpose of the Salaried Plan is to provide retirement income to eligible employees.
          The annual retirement benefit formula for a participant with at least five years of service on December 31, 1999 is (a) 3% of the participant’s average earnings in the five consecutive calendar years in which earnings were the highest for each year of credited service up to ten years, plus (b) an additional 1% of such average earnings for each year of credited service in excess of ten years, minus (c) 0.43% of average earnings up to the Social Security covered compensation multiplied by years of credited service up to 35 years (“Basic Formula”). If a participant did not have five years of service on December 31, 1999, the retirement benefit formula is 1% of the participant’s average earnings in the five consecutive calendar years in which earnings were the highest for each year of credited service (“Primary Formula”).
          A participant who has attained age 55 and completed ten years of vesting service may retire and begin receiving early retirement benefits. If the participant retires before age 62, benefits are reduced by 1/3 of 1% for each month (4% for each year) of payment before age 62.
          Retirees have several payment options under the Salaried Plan. With the exception of the single lump sum payment option, each payment form provides monthly retirement income for the life of the retiree. Survivor options provide for continuing payments in full or part for the life of a contingent annuitant and, if selected, the survivor option reduces the benefit payable to the participant during his or her lifetime.
          A participant with five or more years of service who terminates employment prior to attaining age 55 and completing ten years of service is entitled to a deferred vested benefit. The deferred vested benefit of a participant entitled to a benefit under the Basic Formula described above is equal to the Basic Formula amount calculated based on projected service to age 65 prorated by a fraction, the numerator of which is the participant’s credited service at termination of employment and the denominator of which is the participant’s potential credited service had the participant remained employed to age 65. The deferred vested benefit of a participant entitled to a benefit under the Primary Formula described above is the Primary Formula amount, determined based on earnings and credited service as of the date employment terminates. Deferred vested benefits are payable commencing at age 65. However, a participant may elect to commence benefits as early as age 55 on an actuarially reduced basis to reflect the longer payment period. Deferred vested benefits are payable in the form of a single life annuity or a joint and survivor annuity with the participant’s spouse as co-annuitant.
          The Salaried Plan also provides survivor spouse benefits in the event of a participant’s death prior to commencement of benefits under the Salaried Plan. After a participant’s benefits have commenced, any survivor benefits are determined by the form of payment elected by the participant.

          The Salaried Plan provides extra years of credited service for participants who become totally and permanently disabled after completing at least ten years of vesting service, and with respect to pre-participation service in connection with specified events such as plan mergers, acquired groups of employees, designated employees who transfer to PBG from PepsiCo, and other special circumstances. Salaried Plan benefits are generally offset by any other qualified plan benefit the participant is entitled to under a plan maintained or contributed to by PBG.
          The PBG Pension Equalization Plan. The PBG Pension Equalization Plan (“PEP”) is an unfunded nonqualified defined benefit pension plan designed to provide (i) additional benefits to participants whose Salaried Plan benefits are limited due to the annual compensation limit in Section 401(a)(17) of the Code and the annual benefit limit in Section 415 of the Code, and (ii) a subsidized 50% joint and survivor annuity for certain retirement eligible employees based on the Salaried Plan’s benefit formula using the participant’s total compensation including earnings that otherwise would be used to determine benefits payable under the Salaried Plan. Generally, a participant’s PEP benefit is payable under the same terms and conditions of the Salaried Plan and is equal to the Salaried Plan benefit, as determined without regard to the Code’s annual compensation limit and the annual benefit limit, less the actual benefit payable under the Salaried Plan. However, the PEP benefit of a participant who had eligible earnings in 1988 in excess of $75,000, including Mr. Drewes, is payable as a subsidized 50% joint and survivor annuity benefit. The subsidized 50% joint and survivor benefit pays an unreduced benefit for the lifetime of the participant and 50% of that benefit amount to the surviving spouse upon the death of the participant. If the participant terminates employment prior to attaining age 55 with ten or more years of service, the participant’s deferred vested PEP benefit is calculated based on projected service to age 65, then reduced based on actual credited service over projected service to age 65. PEP benefits are payable in various actuarially equivalent forms as elected by participants, including lump sums. In addition, if the lump sum value of the PEP benefit does not exceed $10,000, the benefit is paid as a single lump sum.

NONQUALIFIED DEFERRED COMPENSATION FOR THE 2007 FISCAL YEAR

				Aggregate
	Executive	Company	Aggregate Earnings	Withdrawals/	Aggregate
	Contributions	Contributions	in Last FY	Distributions	Balance at
Name	in Last FY ($)	in Last FY ($)	($)	($)	Last FYE ($)(6)

Eric J. Foss	0	0	534,388	0	2,303,373	(1)

Alfred H. Drewes	0	0	203,232	0	2,067,229	(2)

Thomas M. Lardieri	29,077 (3)	0	(2,135)	0	26,942	(4)

Andrea L. Forster	205,422	0	120,459	0	1,308,703	(5)

1.	$1,062,235 of Mr. Foss’ aggregate balance was previously reported as compensation in Summary Compensation Tables for prior years. This amount includes an additional $56,123 that was inadvertently omitted from the total reflected in the “Aggregate Balance at Last FYE” column in last year’s Executive Compensation section of Bottling LLC’s Annual Report on Form 10-K for the fiscal year end December 30, 2006 due to a reporting error by the third party administrator for the nonqualified deferred compensation plan.

2.	$139,082 of Mr. Drewes’ aggregate balance was previously reported as compensation in Summary Compensation Tables for prior years.

3.	This amount is reported as compensation in the “Salary” column of the Summary Compensation Table to this Executive Compensation section.

4.	Since Mr. Lardieri was not a named executive officer of PBG in any prior year, none of Mr. Lardieri’s aggregate balance has been previously reported as compensation in the Summary Compensation Table for prior years.

5.	$205,422 of Ms. Forster’s aggregate balance was previously reported as compensation in Summary Compensation Tables for prior years.

6.	The amounts reflected in this column for Mr. Drewes and Ms. Forster include compensation deferred by the Named Executive Officers over the entirety of their career at both PepsiCo and PBG.
Narrative to the Nonqualified Deferred Compensation Table
          The Deferral Program is the only nonqualified elective deferred compensation program sponsored by PBG. The Deferral Program is administered by the Committee. All PBG executives on the U.S. payroll, including our Named Executive Officers, are eligible to participate in the Deferral Program. The Deferral Program allows executives to defer receipt of compensation in excess of compensation limits imposed by the Internal Revenue Code under PBG’s 401(k) plan and to defer federal and state income tax on the deferred amounts, including earnings, until such time as the deferred amounts are paid out. PBG makes no contributions to the Deferral Program on behalf of executives. The Deferral Program is unfunded and the executive’s deferrals under the Deferral Program are at all times subject to the claims of PBG’s general creditors.
          The terms and conditions of the Deferral Program vary with respect to deferrals made or vested on and after January 1, 2005. Such deferrals are subject to the requirements of Section 409A of the Code (“409A”) which became effective on such date. Deferrals made or vested before January 1, 2005 are not subject to the requirements of 409A (“grandfathered deferrals”).
          Deferrals of Base Salary and Annual Non-Equity Incentive Award. Executives may irrevocably elect to defer up to 100% of their annual base salary and annual non-equity incentive award (“Bonus”). In addition to elective deferrals, the Committee may mandate deferral of a portion of an executive’s base salary in excess of one million dollars.
          Phantom Investment Options. Executives select the phantom investment option(s) from those available under the terms of the Deferral Program. The phantom investment options available under the Deferral Program are a subset of the funds available under

PBG’s 401(k) plan. Consequently, amounts deferred under the Deferral Program are subject to the same investment gains and losses during the deferral period as experienced by the participants in PBG’s 401(k) plan. Executives may change investment option elections and transfer balances between investment options on a daily basis.
          The phantom investment options currently available under the Deferral Program and their 2007 rates of return are:

PHANTOM FUND	FYE RETURN RATE (%)

The Phantom PBG Stock Fund	29.20
The Phantom Security Plus Fund	5.05
The Phantom Bond Index Fund	6.94
The Phantom Total U.S. Equity Index Fund	5.66
The Phantom Large Cap Equity Index Fund	5.70
The Phantom Mid Cap Equity Index Fund	8.09
The Phantom Small Cap Equity Index Fund	(1.56)
The Phantom International Equity Index Fund	11.27
          Time and Form of Payment. Prior to deferral, executives are required to elect a specific payment date or payment event as well as the form of payment (lump sum or quarterly, semi-annual, or annual installments for a period of up to twenty years). The Committee selects the time and form of payment for mandatory deferrals. Executives with grandfathered deferrals are required to elect a specific payment date or event prior to deferral, but may elect the form of payment at a later date nearer to the payment date (not later than December 31 of the calendar year preceding the year of the scheduled payment and at least six months in advance of the scheduled payment date).
          Deferral Periods. Salary and Bonus deferrals are subject to minimum and maximum deferral periods. The minimum deferral period for salary deferrals is one year after the end of the applicable base salary year. The minimum deferral period for Bonus deferrals is two years after the Bonus payout would have been made but for the deferral. In both cases, distribution must be made no later than the participant’s 80th birthday.
          Distribution Rules. In general, deferrals are paid out in accordance with the executive’s deferral election, subject to the minimum deferral periods. The Deferral Program provides that, notwithstanding the minimum deferral periods or the executive’s time and form of payment elections, deferrals will automatically be paid out in a lump sum in the event of death, disability or a separation from service for reasons other than retirement (unless installment payments have already begun in which case they would continue to be paid without acceleration). Generally, payment will be made three months after the end of the quarter in which the separation from service occurred. However, special rules apply for “key employees,” as defined under 409A (which would encompass all Named Executive Officers). In the event of a separation from service, the Named Executive Officers may not receive a distribution for at least six months following separation from service. This six month rule does not apply in the event of the Named Executive Officer’s death or disability.
          Generally, payment of grandfathered deferrals is made in the form of a lump sum in the event of voluntary termination of employment or termination of employment as a result of misconduct but only after the minimum deferral periods have been satisfied. If the executive’s balance is greater than $25,000, the executive will be paid out in a lump sum a year after their last day of employment. However, special distribution rules apply when an executive separates from service after reaching retirement eligibility (age 55 with ten years of service). In such case, payment is made in the time and form elected by the executive.
          Deferral Extensions (Second-Look Elections). In general, executives may extend their original deferral period by making a subsequent deferral election. This modification of an original deferral election is often referred to as a “second-look” election. More stringent requirements apply to second-look elections related to deferrals subject to 409A since 409A requires that any second-look election must be made at least 12 months prior to the originally scheduled payout date and the second-look election must provide for a deferral period of at least five years from the originally scheduled payment date. Grandfathered deferrals may also be extended at the election of the executive provided the election is made no later than December 31 of the year preceding the originally scheduled payout date and at least six months in advance of the originally scheduled payout date and is for a minimum deferral of at least two years from the originally scheduled payment date.
          Hardship Withdrawals. Accelerated distribution is only permissible upon the executive’s showing of severe, extraordinary and unforeseen financial hardship.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL
          The terms and conditions of PBG’s compensation and benefit programs govern all payments to executives, including the Named Executive Officers. Neither PBG nor the Company has any separate written or unwritten agreement with any Named Executive Officer regarding payment of any kind at, following or in connection with termination of employment for any reason including, without limitation, retirement, an Approved Transfer to PepsiCo, a change in responsibilities, or upon a change in control of PBG (collectively, “Termination”). As such, the Named Executive Officers are not entitled to any payment outside the written terms of the LTIP or PBG-sponsored (i) qualified and nonqualified pension plans, (ii) qualified and nonqualified defined contribution plans, (iii) non-U.S. pension and severance plans, or (iv) employee welfare benefit plans. None of PBG’s compensation or benefit programs provide for any perquisites or tax reimbursements by PBG upon Termination.
          This narrative and accompanying tables are intended to show the value of all potential payments that would be payable to the executive upon any event of Termination to the extent that the Termination would result in a payment or benefit that is not generally available to all salaried employees of PBG and that is incremental to, or an enhancement of, the payments and benefits described or shown in any preceding narrative or table in this Executive Compensation section.
          Nonqualified Pension Benefits. The PEP provides a deferred vested pension benefit, payable as an annual annuity for the life of the executive commencing at age 65, if the executive were to terminate employment on December 28, 2007, prior to age 55. The deferred vested PEP benefit would be payable to the executive as early as age 55, but would be reduced on an actuarially equivalent basis given the longer payment period. The deferred vested PEP benefit is significantly less than the benefit that would be payable to the executive had he or she remained employed until age 55 and is significantly less than the benefit valued in the Pension Benefits Table, which was calculated assuming the executive works until age 62, the earliest age at which unreduced benefits are available to a plan participant. No pension benefit would be payable in an enhanced form or in an amount in excess of the value shown in the Pension Benefits Table except in the event of death or disability. Therefore, we have not separately quantified pension benefits payable upon any event of Termination other than death and disability.
          Disability. Under the terms of the PEP, the executive’s disability pension benefit would be calculated based on additional service that would be credited during the executive’s period of “Disability” (as defined under PBG’s broad-based long-term disability plan) up to the age of 65, assuming he or she remains Disabled and does not elect a distribution prior to such age. The executive could elect a distribution as early as age 55 but the benefit would be reduced by 4% for each year of payment prior to age 62.
          Death. Under the terms of the PEP, a pension benefit would be immediately payable as an annual annuity to the executive’s surviving spouse for his or her lifetime.
          The table below reflects the PEP pension benefit that would be payable as an annual annuity to each Named Executive Officer in the event of the executive’s Disability on December 28, 2007; and to the surviving spouse of each Named Executive Officer in the event of the executive’s death on December 28, 2007. To the extent the Named Executive Officer continues active service, the amounts shown in the table generally will increase year over year based on increases in eligible pay and service credit. The payments would be in lieu of the benefit valued in the Pension Benefits Table.

Name	Plan Name	Disability	Death

Eric J. Foss	PBG Pension Equalization Plan	704,600	176,100

Alfred H. Drewes	PBG Pension Equalization Plan	298,600	74,700

Thomas M. Lardieri	PBG Pension Equalization Plan	135,200	33,800

Andrea L. Forster	PBG Pension Equalization Plan	98,500	24,600
          LTIP. The LTIP’s provisions apply to all PBG equity awards made to employees of PBG, including the Named Executive Officers, and, with few exceptions, the terms of the individual LTIP agreements provide for accelerated vesting of stock options and RSUs upon death, disability, retirement and Approved Transfer to PepsiCo. This accelerated vesting is pro-rata or 100% depending on the triggering event as more fully described below. The payments that would result from each triggering event are quantified for each Named Executive Officer in the table below. The amounts were calculated based on the closing market price of PBG common stock on December 28, 2007, the last trading day of PBG’s fiscal 2007, and reflect the incremental value to the executive that would result from the accelerated vesting of unvested equity awards.
          Disability. In the event of the Disability of a Named Executive Officer, a pro-rata number of stock options vest based on the number of months the executive was actively employed during the vesting period. The stock options would remain exercisable for the remainder of their original ten-year term. RSUs vest in the same pro-rata manner and would be paid out immediately upon vesting.
          Death. In the event of the death of a Named Executive Officer, all unvested stock options vest automatically and remain exercisable by the executive’s estate for the remainder of their original ten-year term. In general, RSUs similarly vest automatically and are immediately paid out in shares of PBG common stock to the executive’s legal representative or heir. This automatic vesting does not apply to the October 7, 2005 RSU award granted to Mr. Foss, reflected in the table entitled Outstanding Equity Awards At 2007 Fiscal Year-End, that instead provide for pro-rata vesting upon the death of the executive. The pro-rata number of RSUs that would vest is determined based on the number of days the executive was actively employed during the vesting period.
          Retirement. In general, if a Named Executive Officer retires (generally, after attaining age 55 with ten or more years of service), a pro-rata number of stock options and RSUs would vest in proportion to the number of months the executive was actively employed during the vesting period subject to achievement of any applicable performance-based vesting condition. Certain RSU awards to the Named Executive Officer contain different retirement provisions. In particular, the October 7, 2005 RSU award granted to Mr. Foss, reflected in the table entitled Outstanding Equity Awards At 2007 Fiscal Year-End, does not provide for accelerated vesting and payout upon retirement. Since no Named Executive Officer was eligible for early or normal retirement during 2007, there is no quantification of vesting or payout based upon such occurrence.
          Approved Transfer to PepsiCo. In general, if a Named Executive Officer transfers to PepsiCo with the approval of PBG, all PBG stock options and RSUs would fully vest on the date of transfer subject to achievement of any applicable performance-based vesting condition. The stock options would remain exercisable for the remainder of their original ten-year term provided the Named Executive Officer remains actively employed at PepsiCo. In the event of termination from PepsiCo during the original term, the Named Executive Officer would have a limited number of days from the date of termination to exercise his stock options or they would be automatically cancelled. Generally, RSUs would vest and be paid out immediately upon an Approved Transfer to PepsiCo subject to achievement of any applicable performance-based vesting condition. However, the October 7, 2005 RSU award to Mr. Foss, reflected in the table entitled Outstanding Equity Awards At 2007 Fiscal Year-End, does not provide for accelerated vesting and payout upon Approved Transfer.
          Change in Control. The LTIP change in control provisions apply to PBG equity awards made to all employees, including the Named Executive Officers. The LTIP defines a “Change in Control” (“CIC”) in the context of two circumstances, one related to a change in control of PBG and the other related to a change in control of PepsiCo.
          A CIC of PBG occurs if: (i) any person or entity, other than PepsiCo, becomes a beneficial owner of 50% or more of the combined voting power of PBG’s outstanding securities entitled to vote for directors; (ii) 50% of the directors (other than directors approved by a majority of PBG’s directors or by PepsiCo) change in any consecutive two-year period; (iii) PBG is merged into or consolidated with an entity, other than PepsiCo, and is not the surviving company, unless PBG’s shareholders before and after the merger or consolidation continue to hold 50% or more of the voting power of the surviving entity’s outstanding securities; (iv) there is a disposition of all or substantially all of PBG’s assets, other than to PepsiCo or an entity approved by PepsiCo; or (v) any event or circumstance that is intended to effect a change in control of PBG, results in any one of the events set forth in (i) through (iv).
          A CIC of PepsiCo occurs if: (i) any person or entity acquires 20% or more of the outstanding voting securities of PepsiCo; (ii) 50% of the directors (other than directors approved by a majority of the PepsiCo directors) change in any consecutive two-year period; (iii) PepsiCo shareholders approve, and there is completed, a merger or consolidation with another entity, and PepsiCo is not the surviving company; or, if after such transaction, the other entity owns, directly or indirectly, 50% or more of PepsiCo’s outstanding voting securities; (iv) PepsiCo shareholders approve a plan of complete liquidation of PepsiCo or the disposition of all or substantially all of PepsiCo’s assets; or (v) any event or circumstance that is intended to effect a change in control of PepsiCo, results in any one of the events set forth in (i) through (iv).
          In general, in the event of a CIC of PBG or PepsiCo, all unvested PBG stock options immediately vest and are exercisable during their original term. RSUs immediately vest in the event of a CIC of PBG or PepsiCo and are payable upon vesting.

          The following table reflects the incremental value the executive would receive as a result of accelerated vesting of unvested PBG stock options and RSUs had a triggering event occurred on December 28, 2007. The value was calculated using the closing market price of a share of PBG common stock on December 28, 2007, the last trading day of PBG’s fiscal 2007.

			Approved Transfer	Change
			to	In
Name	Disability	Death	PepsiCo	Control

Eric J. Foss	6,744,500	11,234,200	8,999,000	14,022,700

Alfred H. Drewes	1,712,700	2,824,000	2,824,000	2,824,000

Thomas M. Lardieri	55,000	287,000	287,000	287,000

Andrea L. Forster	911,000	1,543,100	1,543,100	1,543,100
          Nonqualified Deferred Compensation Plan. The Named Executive Officers’ deferred compensation balances under the Deferral Program and a description of the Deferral Program’s payment provisions are set forth in the Nonqualified Deferred Compensation Table and accompanying narrative. No triggering event would serve to enhance such amounts. However, under the terms of the Deferral Program, the deferred compensation balances set forth in the Nonqualified Deferred Compensation Table would be payable in the form of a lump sum in the event of death, disability or separation from service for reasons other than retirement notwithstanding the Named Executive Officer’s election as to time and form of payment.
          Severance. Neither PBG nor the Company has any agreement to provide any form of severance payment to a Named Executive Officer.
          Benefits Generally Available to All PBG Salaried Employees. There are a number of employee benefits generally available to all salaried employees upon termination of employment. In accordance with SEC guidelines, these benefits are not discussed above since they do not discriminate in scope, terms or operation in favor of PBG’s executive officers. These include tax-qualified retirement benefits, life insurance, long-term disability, retiree medical, health care continuation coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”).
          Compensation of Managing Directors. Individuals do not receive additional compensation or benefits for serving as Managing Directors of Bottling LLC.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
     PBG holds 93.3% and PepsiCo holds 6.7% of the ownership of Bottling LLC. PBG’s address is One Pepsi Way, Somers, New York 10589 and PepsiCo’s address is 700 Anderson Hill Road, Purchase, New York 10577.
Item 13. Certain Relationships and Related Transactions, and Director Independence
     Although Bottling LLC may not be a direct party to the following transactions, as the principal operating subsidiary of PBG, it derives certain benefits from them. Accordingly, set forth below is information relating to certain transactions between PBG and PepsiCo. In addition, set forth below is information relating to certain transactions between Bottling LLC and PBG (“PBG/Bottling LLC Transactions”) and certain transactions with management and others.
     Stock Ownership and Director Relationships with PepsiCo. PBG was initially incorporated in January 1999 as a wholly owned subsidiary of PepsiCo to effect the separation of most of PepsiCo’s company-owned bottling businesses. PBG became a publicly traded company on March 31, 1999. As of January 25, 2008, PepsiCo’s ownership represented 35.2% of the outstanding common stock and 100% of the outstanding Class B common stock, together representing 41.7% of the voting power of all classes of PBG’s voting stock. PepsiCo also owns approximately 6.7% of the equity of Bottling LLC. In addition, Marie T. Gallagher, a Managing Director of Bottling LLC, is an officer of PepsiCo.

     Agreements and Transactions with PepsiCo and Affiliates. PBG and PepsiCo (and certain of its affiliates) have entered into transactions and agreements with one another, incident to their respective businesses, and PBG and PepsiCo are expected to enter into material transactions and agreements from time to time in the future. As used in this section, “PBG” includes PBG and its subsidiaries.
     Material agreements and transactions between PBG and PepsiCo (and certain of its affiliates) during 2007 are described below.
     Beverage Agreements and Purchases of Concentrates and Finished Products. PBG purchases concentrates from PepsiCo and manufactures, packages, distributes and sells carbonated and non-carbonated beverages under license agreements with PepsiCo. These agreements give PBG the right to manufacture, sell and distribute beverage products of PepsiCo in both bottles and cans and fountain syrup in specified territories. The agreements also provide PepsiCo with the ability to set prices of such concentrates, as well as the terms of payment and other terms and conditions under which PBG purchases such concentrates. In addition, PBG bottles water under the Aquafina trademark pursuant to an agreement with PepsiCo, which provides for the payment of a royalty fee to PepsiCo. In certain instances, PBG purchases finished beverage products from PepsiCo. During 2007, total payments by PBG to PepsiCo for concentrates, royalties and finished beverage products were approximately $2.9 billion.
     There are certain manufacturing cooperatives whose assets, liabilities and results of operations are consolidated in our financial statements. Concentrate purchases from PepsiCo by these cooperatives for the years ended 2007, 2006 and 2005 were $143 million, $72 million and $25 million, respectively.
     Transactions with Joint Ventures in which PepsiCo holds an equity interest. PBG purchases tea concentrate and finished beverage products from the Pepsi/Lipton Tea Partnership, a joint venture of Pepsi-Cola North America, a division of PepsiCo, and Lipton. During 2007, total amounts paid or payable to PepsiCo for the benefit of the Pepsi/Lipton Tea Partnership were approximately $260 million.
     PBG purchases finished beverage products from the North American Coffee Partnership, a joint venture of Pepsi-Cola North America and Starbucks in which PepsiCo has a 50% interest. During 2007, amounts paid or payable to the North American Coffee Partnership by PBG were approximately $267 million.
     Under tax sharing arrangements we have with PepsiCo and PepsiCo joint ventures, we received approximately $7 million in tax related benefits in 2007.
     On March 1, 2007, PBG and PepsiCo formed PR Beverages Limited, a joint venture comprised of PepsiCo’s concentrate and our bottling businesses in Russia.
     Purchase of Snack Food Products from Frito-Lay, Inc. PBG purchases snack food products from Frito-Lay, Inc., a wholly owned subsidiary of PepsiCo, for sale and distribution through Russia. In 2007, amounts paid or payable by PBG to Frito-Lay, Inc. were approximately $270 million.
     Shared Services. PepsiCo provides various services to PBG pursuant to a shared services agreement and other arrangements, including information technology maintenance and the procurement of raw materials. During 2007, amounts paid or payable to PepsiCo for these services totaled approximately $57 million.
     Pursuant to the shared services agreement and other arrangements, PBG provides various services to PepsiCo, including credit and collection, international tax and supplier services. During 2007, payments to PBG from PepsiCo for these services totaled approximately $4 million.
     Rental Payments. Amounts paid or payable by PepsiCo to PBG for rental of office space at certain PBG facilities were approximately $4 million in 2007.
     National Fountain Services. PBG provides certain manufacturing, delivery and equipment maintenance services to PepsiCo’s national fountain customers in specified territories. In 2007, net amounts paid or payable by PepsiCo to PBG for these services were approximately $188 million.
     Bottler Incentives. PepsiCo provides PBG with marketing support in the form of bottler incentives. The level of this support is negotiated annually and can be increased or decreased at the discretion of PepsiCo. These bottler incentives are intended to cover a variety of programs and initiatives, including direct marketplace support (including point-of-sale materials) and advertising support. For 2007, total bottler incentives received from PepsiCo, including media costs shared by PepsiCo, were approximately $714 million.
     PepsiCo Guarantees. The $1.3 billion of 5.63% senior notes issued on February 9, 1999 and the $1.0 billion of 4.63% senior notes issued on November 15, 2002 by us are guaranteed by PepsiCo in accordance with the terms set forth in the related indentures.
     PBG/Bottling LLC Transactions. PBG is considered a related party, as we are the principal operating subsidiary of PBG and we make up substantially all of the operations and assets of PBG. At December 29, 2007, PBG owned approximately 93.3% of our equity.
     PBG provides insurance and risk management services to us pursuant to a contractual agreement. Total premiums paid to PBG during 2007 were $113 million.
     On March 8, 1999, PBG issued $1 billion of 7% senior notes due 2029, which are guaranteed by us.
     In October 2007, PBG amended and restated the existing $450 million committed revolving credit facility to $1.2 billion with a new maturity date of October 2012 (“2007 Agreement”). The existing $550 million committed revolving credit facility was terminated. PBG’s committed credit facilities of $1.2 billion, which are guaranteed by us, support PBG’s $1.2 billion commercial paper program. Subject to certain conditions stated in the 2007 Agreement, funds borrowed by PBG may also be used to issue standby letters of credit up to $400 million and for general corporate purposes during the term of the agreement. At December 29, 2007, PBG had $50 million in outstanding commercial paper with a weighted-average interest rate of 5.3%.
     During 2008, we loaned PBG $733 million, net of repayments, through a series of 1-year notes, with interest rates ranging from 5.1% to 6.1%. Total intercompany loans owed to us from PBG at December 29, 2007 were $3,880 million. The proceeds were used by PBG to pay for interest, taxes, dividends and share repurchases. Accrued interest receivable from PBG on these notes totaled $12 million at December 29, 2007.
     Bottling LLC Distribution. We also guarantee that to the extent there is available cash, we will distribute pro rata to PBG and PepsiCo sufficient cash such that the aggregate cash distributed to PBG will enable PBG to pay its taxes and make interest payments on the $1 billion 7% senior notes due 2029. During 2007, in accordance with our Limited Liability Company Agreement we made cash distributions to PepsiCo in the amount of $17 million and to PBG in the amount of $254 million. Any amounts in excess of taxes and interest payments were used by PBG to repay loans to us.
     Relationships and Transactions with Management and Others. One of our Managing Directors is an employee and officer of PepsiCo and the other Managing Directors and officers are employees of PBG. Linda G. Alvarado, a member of PBG’s Board of Directors, together with certain of her family members, wholly own interests in several YUM Brands franchise restaurant companies that purchase beverage products from PBG. In 2007, the total amount of these purchases was approximately $500,000.
     In 2001, Mr. Cahill, PBG’s former Executive Chairman, waived his right to receive $1,000,000 (plus all future earnings on such amount) from his account under the PBG Executive Income Deferral Program. Mr. Cahill’s account under the program was funded solely by Mr. Cahill’s voluntary deferrals of his own compensation, plus earnings on those deferrals. In exchange for Mr. Cahill’s waiver, PBG made a loan of $1,750,000 to Mr. Cahill’s family trust in 2001. The trust used the loan proceeds to pay the premium on a life insurance policy on the lives of Mr. Cahill and his spouse. The loan bears an interest rate of 4.99%, which rate was established under IRS regulations, and the loan (with interest) will be repaid to PBG upon payment of the proceeds from the life insurance policy. Although the loan amount was, at the time of the loan, greater than the amount of deferred compensation waived, the loan was determined to be cost neutral to PBG. The loan was previously described in the footnotes to the Summary Compensation Table contained in our Annual Reports on Form 10-K for fiscal years 2001 — 2005. Under the Sarbanes-Oxley Act of 2002, this loan may remain outstanding, so long as its terms are not materially altered.

Item 14. Principal Accountant Fees and Services
INDEPENDENT ACCOUNTANTS FEES AND SERVICES
     Deloitte & Touche LLP has served as our independent registered public accounting firm since June 2005. In addition to retaining independent accountants to audit our consolidated financial statements for 2007, we and our affiliates retained Deloitte & Touche LLP, as well as other accounting firms, to provide various services in 2007. The aggregate fees billed for professional services by Deloitte & Touche LLP in 2006 and 2007 were as follows:
Audit and Non-Audit Fees
(in millions)

	2007	2006

Audit Fees (1)	$5.6	$5.2

Audit-Related Fees (2)	$0.7	$0.9

Tax Fees (3)	$0.3	$0.0

All Other Fees	$0.0	$0.0

Total	$6.6	$6.1

(1)	Represents fees for the audit of our consolidated financial statements, audit of internal controls, the reviews of interim financial statements included in our Forms 10-Q and all statutory audits.

(2)	Represents fees primarily related to audits of employee benefit plans and other audit-related services.

(3)	Represents fees related primarily to assistance with tax compliance matters.
          Pre-Approval Policies and Procedures. We have a policy that defines audit, audit-related and non-audit services to be provided to us by our independent registered public accounting firm and requires such services to be pre-approved by PBG’s Audit and Affiliated Transactions Committee. In accordance with our policy and applicable SEC rules and regulations, the Committee or its Chairperson pre-approves such services provided to us. Pre-approval is detailed as to the particular service or category of services. If the services are required prior to a regularly scheduled Committee meeting, the Committee Chairperson is authorized to approve such services, provided that they are consistent with our policy and applicable SEC rules and regulations, and that the full Committee is advised of such services at the next regularly scheduled Committee meeting. The independent accountants and management periodically report to the Committee regarding the extent of the services provided by the independent accountants in accordance with this pre-approval, and the fees for the services performed to date. PBG’s Audit and Affiliated Transactions Committee pre-approved all audit and non-audit fees of Deloitte & Touche LLP billed for fiscal years 2007 and 2006.

PART IV
Item 15. Exhibits and Financial Statement Schedules

(a) 1.	Financial Statements. The following consolidated financial statements of Bottling LLC and its subsidiaries are included herein:

Consolidated Statements of Operations — Fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005.

Consolidated Statements of Cash Flows — Fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005.

Consolidated Balance Sheets — December 29, 2007 and December 30, 2006. Consolidated Statements of Changes in Owners’ Equity — Fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005.

Notes to Consolidated Financial Statements. Report of Independent Registered Public Accounting Firm

2.	Financial Statement Schedules. The following financial statement schedule of Bottling LLC and its subsidiaries is included in this Report on the page indicated:

Page
Schedule II — Valuation and Qualifying Accounts for the fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005	F-2

3.	Exhibits
                              See Index to Exhibits on pages E-1- E-2.

SIGNATURES
     Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, Bottling Group, LLC has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2008
Bottling Group, LLC
	By:	/s/ Eric J. Foss
Eric J. Foss
Principal Executive Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Bottling Group, LLC and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Eric J. Foss Eric J. Foss	Principal Executive Officer	February 25, 2008

/s/ Alfred H. Drewes Alfred H. Drewes	Principal Financial Officer	February 25, 2008

/s/ Thomas M. Lardieri Thomas M. Lardieri	Principal Accounting Officer and Managing Director	February 25, 2008

/s/ Steven M. Rapp Steven M. Rapp	Managing Director	February 25, 2008

/s/ Marie T. Gallagher Marie T. Gallagher	Managing Director	February 25, 2008

S-1

INDEX TO FINANCIAL STATEMENT SCHEDULES

Page
Schedule II — Valuation and Qualifying Accounts for the fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005	F-2

F-1

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
BOTTLING GROUP, LLC
IN MILLIONS

	Balance At	Charges to Cost and			Foreign Currency	Balance At End Of
	Beginning Of Period	Expenses	Acquisitions	Accounts Written Off	Translation	Period
Fiscal Year Ended December 29, 2007
Allowance for losses on trade accounts receivable	$50	$11	$—	$(10)	$3	$54

Fiscal Year Ended December 30, 2006
Allowance for losses on trade accounts receivable	$51	$5	$—	$(7)	$1	$50

Fiscal Year Ended December 31, 2005
Allowance for losses on trade accounts receivable	$61	$3	$—	$(12)	$(1)	$51

F-2

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

3.1	Articles of Formation of Bottling LLC, which is incorporated herein by reference to Exhibit 3.4 to Bottling LLC’s Registration Statement on Form S-4 (Registration No. 333-80361).

3.2
Amended and Restated Limited Liability Company Agreement of Bottling LLC, which is incorporated herein by reference to Exhibit 3.5 to Bottling LLC’s Registration Statement on Form S-4 (Registration No. 333-80361).

4.1
Indenture dated as of February 8, 1999 among Pepsi Bottling Holdings, Inc., PepsiCo, Inc., as guarantor, and The Chase Manhattan Bank, as trustee, relating to $1,300,000,000 5 5/8% Senior Notes due 2009, which is incorporated herein by reference to Exhibit 10.9 to The Pepsi Bottling Group, Inc. (“PBG”)’s Registration Statement on Form S-1 (Registration No. 333-70291).

4.2
First Supplemental Indenture dated as of February 8, 1999 among Pepsi Bottling Holdings, Inc., Bottling LLC, PepsiCo, Inc. and The Chase Manhattan Bank, as trustee, supplementing the Indenture dated as of February 8, 1999 among Pepsi Bottling Holdings, Inc., PepsiCo, Inc. and The Chase Manhattan Bank, as trustee, which is incorporated herein by reference to Exhibit 10.10 to PBG’s Registration Statement on Form S-1 (Registration No. 333-70291).

4.3
Indenture dated as of March 8, 1999 by and among PBG, as obligor, Bottling LLC, as guarantor, and The Chase Manhattan Bank, as trustee, relating to $1,000,000,000 7% Series B Senior Notes due 2029, which is incorporated herein by reference to Exhibit 10.14 to PBG’s Registration Statement on Form S-1 (Registration No. 333-70291).

4.4
Indenture dated as of November 15, 2002 among Bottling LLC, PepsiCo, Inc., as guarantor, and JPMorgan Chase Bank, as trustee, relating to $1,000,000,000 4 5/8% Senior Notes due November 15, 2012, which is incorporated herein by reference to Exhibit 4.7 to Bottling LLC’s Annual Report on Form 10-K for the year ended December 28, 2002.

4.5
Registration Rights Agreement dated as of November 7, 2002 relating to the $1,000,000,000 4 5/8% Senior Notes due November 15, 2012, which is incorporated herein by reference to Exhibit 4.8 to Bottling Group LLC’s Annual Report on Form 10-K for the year ended December 28, 2002.

4.6
Indenture, dated as of June 10, 2003 by and between Bottling LLC, as obligor, and JPMorgan Chase Bank, as trustee, relating to $250,000,000 4 1/8% Senior Notes due June 15, 2015, which is incorporated herein by reference to Exhibit 4.1 to Bottling LLC’s Registration Statement on Form S-4 (Registration No. 333-106285).

4.7
Registration Rights Agreement dated June 10, 2003 by and among Bottling LLC, J.P. Morgan Securities Inc., Lehman Brothers Inc., Banc of America Securities LLC, Citigroup Global Markets Inc, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Blaylock & Partners, L.P. and Fleet Securities, Inc, relating to $250,000,000 4 1/8% Senior Notes due June 15, 2015, which is incorporated herein by reference to Exhibit 4.3 to Bottling LLC’s Registration Statement on Form S-4 (Registration No. 333-106285).

4.8
Indenture, dated as of October 1, 2003, by and between Bottling LLC, as obligor, and JPMorgan Chase Bank, as trustee, which is incorporated herein by reference to Exhibit 4.1 to Bottling LLC’s Form 8-K dated October 3, 2003.

4.9	Form of Note for the $400,000,000 5.00% Senior Notes due November 15, 2013, which is incorporated herein by reference to Exhibit 4.1 to Bottling LLC’s Form 8-K dated November 13, 2003.

4.10
Indenture, dated as of March 30, 2006, by and between Bottling LLC, as obligor, and JPMorgan Chase Bank, N.A., as trustee, which is incorporated herein by reference to Exhibit 4.1 to Bottling LLC’s Quarterly Report on Form 10-Q for the quarter ended March 25, 2006.

4.11
Form of Note for the $800,000,000 5 1/2% Senior Notes due April 1, 2016, which is incorporated herein by reference to Exhibit 4.2 to Bottling LLC’s Quarterly Report on Form 10-Q for the quarter ended March 25, 2006.

10.1
Settlement Agreement between Bottling LLC and PepsiCo, Inc. dated June 28, 2005, which is incorporated herein by reference to Exhibit 10.4 to PBG’s Quarterly Report on Form 10-Q for the quarter ended June 11, 2005.

E-1

Exhibit No.	Description of Exhibit

10.2
U.S. $1,200,000,000 First Amended and Restated Credit Agreement dated as of October 19, 2007 among The Pepsi Bottling Group, Inc., as borrower; Bottling LLC, as guarantor; Citigroup Global Markets Inc. and HSBC Securities (USA) Inc., as joint lead arrangers and book managers; Citibank, N.A., as agent; HSBC Bank USA, N.A., as syndication agent; and certain other banks identified in the First Amended and Restated Credit Agreement, which is incorporated herein by reference to Exhibit 10.1 to Bottling LLC’s Current Report on Form 8-K dated October 19, 2007 and filed October 25, 2007.

12*	Statement re Computation of Ratios.

21*	Subsidiaries of Bottling LLC.

23*	Consent of Deloitte & Touche LLP.

31.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1*	The Pepsi Bottling Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007.

*	Filed herewith

E-2